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As filed with the Securities and Exchange Commission on March 3, 2004

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Alibris, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5960 (Primary Standard Industrial Classification Code Number)	91-1602008 (I.R.S. Employer Identification Number)

Alibris, Inc.
1250 45th Street, Suite 100
Emeryville, California 94608
(510) 594-4500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Martin J. Manley
President and Chief Executive Officer
Alibris, Inc.
1250 45th Street, Suite 100
Emeryville, California 94608
(510) 594-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Samuel B. Angus, Esq. Robert A. Freedman, Esq. William L. Hughes, Esq. Kathleen Kehoe Greeson, Esq. FENWICK & WEST LLP 275 Battery Street, 15th Floor San Francisco, California 94111 (415) 875-2300	Larry W. Sonsini, Esq. Matthew W. Sonsini, Esq. Clay B. Simpson, Esq. WILSON SONSINI GOODRICH & ROSATI Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.00001 par value	$25,000,000	$3,168

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 3, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Alibris, Inc. Shares of Common Stock

This is our initial offering of our shares to the public, and no public market currently exists for our shares. We expect that the public offering price will be between $ and $ per share. This price may not reflect the market price of our shares after our offering.
THE OFFERING	PER SHARE		TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Alibris	$	$

We have granted the underwriters the right to purchase up to additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on , 2004.
Proposed NASDAQ National Market Symbol: ALBR
OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. A more detailed description of this process, known as an OpenIPO, is included in "Plan of Distribution" beginning on page 83.

    This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PACIFIC GROWTH EQUITIES, LLC

         The date of this prospectus is                          , 2004

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

Prospectus Summary	3
The Offering	5
Summary Financial Data	6
Risk Factors	8
Special Note Regarding Forward-Looking Statements	23
Use of Proceeds	24
Dividend Policy	24
Capitalization	25
Dilution	26
Selected Financial Data	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Business	46
Management	57
Certain Relationships and Related Transactions	70
Principal Stockholders	73
Description of Capital Stock	76
Shares Eligible for Future Sale	80
Plan of Distribution	83
Legal Matters	90
Experts	90
Change in Independent Accountants	90
Where You Can Find More Information	91
Index to Financial Statements	F-1

        "Alibris" is a registered trademark of Alibris, Inc. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners. OpenIPO is a registered service mark of WR Hambrecht + Co, LLC.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

Alibris, Inc.

        Alibris operates an online marketplace for used and hard-to-find books. We connect an international network of over 5,000 independent professional booksellers with retail and business customers from around the world. Our booksellers value the broad distribution, specialized inventory management and logistics that help them to increase their sales. Our customers value the ability to quickly select from over 35 million used and hard-to-find books.

        We generate revenue by selling books through multiple sales channels. Our website, www.alibris.com, provides consumers with one of the largest selections of book titles on the Internet. Librarians rely on our dedicated library website to meet their special collections and replacement needs. Online and traditional book retailers and wholesalers, including Amazon.com, Barnes&Noble.com and Borders, use us to supply used or hard-to-find books to their customers.

        Alibris has developed a proprietary data architecture that enables us to capitalize upon information associated with our inventory and selling activities. By acquiring specific and timely knowledge of our market, we are able to acquire and resell large quantities of low-cost books from retailers, publishers, non-profit organizations and liquidators. We also use this knowledge to create inventory management and pricing services to further assist our sellers in improving their business results.

        Additionally, our logistics services enable a "many-to-many" distribution system that aggregates supply from thousands of sellers and distributes products through multiple sales channels. This allows us to satisfy the differing logistics needs of our many suppliers and business customers.

        Our business offers multiple benefits to independent booksellers and to our business and retail customers:

Independent Sellers	Retail Customers	Business Customers
• Increased customer reach • Integrated selling tools • Improved pricing	• Broad selection • Competitive pricing • Convenient and efficient shopping	• Outsourced solution for used and hard-to-find books • Customized logistics • Better merchandising

        Our goal is to be the preferred partner to independent booksellers, the supplier of choice to retailers, and a trusted vendor to consumers and libraries around the world. We believe that our selection, customer base, market knowledge and logistics provide us with opportunities to grow our business, increase revenue and achieve profitability by continuing to implement the following strategies:

  •
  Increase and diversify our product offering—by expanding our bookseller network, selectively building our inventory of used, new and hard-to-find books, and continuing to grow our movie and music offering.

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  Grow revenue through expanding marketing and sales activities—by increasing seller participation in our business customer programs and investing in targeted online marketing and sales campaigns that include keyword purchases and direct e-mail marketing.

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  Leverage our market knowledge and logistics assets—by identifying and purchasing large quantities of books that we believe can be sold quickly and profitably and providing additional services to our sellers.

  •
  Expand geographic reach—by attracting additional international booksellers, retail customers and business customers through direct marketing efforts and creating local websites for overseas customers.

        Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties related to our business and an investment in our common stock set forth in "Risk Factors," beginning on page 8 of this prospectus.

        Alibris was incorporated in California in May 1998 and shortly thereafter acquired the business of Interloc, Inc., an online listing and e-mail service for booksellers. In June 1998, we opened our distribution center in Sparks, Nevada. In November 1998, we began providing an online marketplace for used and hard-to-find books. During our history of operations, we have incurred significant losses and had negative cash flow from operations in each year from our inception through 2003. As of December 31, 2003, we had an accumulated deficit of $77.0 million. We intend to reincorporate in Delaware prior to completion of this offering.

        Our principal executive offices are located at 1250 45th Street, Suite 100, Emeryville, California 94608 and our telephone number is (510) 594-4500. Our website address is www.alibris.com. Information contained on our website should not be considered a part of, nor incorporated into, this prospectus.

Recent Developments

        In February 2004, we sold 611,746 shares of our Series F preferred stock to private investors for an aggregate purchase price of $4.8 million in cash.

The Offering

Common stock offered	shares
Common stock to be outstanding after the offering	shares
Use of proceeds	To grow our product supply, expand marketing and sales, invest in our technology and operations infrastructure, and for working capital and general corporate purposes. See "Use of Proceeds."
Proposed NASDAQ National Market symbol	ALBR

        Except as otherwise noted, all information in this prospectus (1) gives effect to the conversion of all outstanding shares of preferred stock into 4,012,287 shares of common stock upon the closing of the offering, and (2) assumes no exercise of the underwriters' over-allotment option. The number of shares of common stock to be outstanding after this offering is based on 5,223,143 shares outstanding as of December 31, 2003 and gives effect to a one-for-six reverse stock split to be effected prior to the completion of this offering in connection with our reincorporation into Delaware. This number does not include the following:

  •
  529,841 shares of common stock subject to outstanding options as of December 31, 2003 at a weighted average exercise price of $0.69 per share;

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  185,849 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2003 at a weighted average exercise price of $28.41 per share;

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  shares of common stock reserved for future grant or issuance under our 1998 stock option plan, 2000 equity incentive plan, 2004 equity incentive plan and 2004 employee stock purchase plan;

  •
  any shares of common stock automatically reserved for issuance under our 2004 equity incentive plan and 2004 employee stock purchase plan, as more fully described in "Management—Employee Benefit Plans and Option Grants;" and

  •
  up to             shares issuable upon exercise of the underwriters' over-allotment option at an assumed initial public offering price of $             per share.

        This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under "Plan of Distribution."

        References in this prospectus to "Alibris," "we," "our" and "us" collectively refer to Alibris, Inc., a Delaware corporation, and its predecessors and subsidiary, and not to the underwriters.

Summary Financial Data

        The following table sets forth summary, pro forma and other financial information of Alibris. This summary should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes contained elsewhere in this prospectus.

	Year Ended December 31,
	2001	2002	2003
	(in thousands, except per share data)
Statements of Operations Data:
Total revenue	$20,969	$31,044	$45,456
Cost of product revenue	15,103	23,338	36,782
Gross profit	5,866	7,706	8,674
Operating loss	(14,106)	(7,148)	(4,729)
Net loss	(13,727)	(7,234)	(4,838)
Dividends and accretion on redeemable preferred stock	(5,670)	(5,944)	(5,968)
Net loss applicable to common stockholders	$(19,397)	$(13,178)	$(10,806)
Net loss per share—basic and diluted(1)	$(18.53)	$(11.61)	$(9.21)
Weighted average shares outstanding—basic and diluted(1)	1,047	1,135	1,173
Pro forma net loss per share (unaudited)(2)			$(2.62)
Shares used in computing pro forma net loss per share (unaudited)(2)			5,185
	As of December 31, 2003
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$472	$5,197	$
Working capital	(1,038)	3,687
Total assets	7,298	12,023
Total indebtedness	705	705
Convertible redeemable preferred stock	81,813	—
Total stockholders' equity (deficit)	$(79,202)	$7,336	$

(1)
See note 2 of notes to financial statements.

(2)
The pro forma net loss per share assumes conversion of all shares of our outstanding preferred stock, including our Series F preferred stock issued in February 2004, into shares of common stock.

  The pro forma shares used in calculating the pro forma net loss per share assume the conversion of the following preferred shares outstanding:

Year Ended December 31, 2003
(in thousands, except per share data)
Net loss applicable to common stockholders	$(10,806)
Deemed dividend on Series F preferred stock	(2,600)
Accretion of redemption value	(162)

Net loss applicable to common stockholders	$(13,568)

Weighted average common shares outstanding	1,173

Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1 to 4)	694
Series B (conversion rate of 1 to 1.13)	786
Series C (conversion rate of 1 to 1.14)	264
Series D (conversion rate of 1 to 1.16)	880
Series E (conversion rate of 1 to 1)	776
Series F (conversion rate of 1 to 1)	612

Total weighted average preferred shares outstanding (as converted)	4,012

Total weighted average shares outstanding used in computing pro forma net loss per share	5,185

Pro forma net loss per share	$(2.62)

(3)
Gives effect to the net proceeds of $4.725 million from the sale of our Series F preferred stock and conversion of all outstanding shares of preferred stock, including 611,746 shares of Series F preferred stock issued in February 2004, into shares of our common stock effective upon the closing of this offering.

(4)
The pro forma as adjusted information above gives effect to our receipt of the estimated net proceeds from the sale of                         shares of common stock in this offering by us at the assumed public offering price of $             per share after deducting $             million in estimated underwriting discounts and commissions and $             million in estimated offering expenses.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually materialize, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business and Industry

We have a history of significant losses and have not yet achieved profitability. If we do not achieve profitability, our financial condition and the trading price of our common stock could suffer.

        We have incurred net losses each year since the formation of our business in May 1998, and have not yet achieved profitability. We had a net loss of $4.8 million and negative cash flow for the year ended December 31, 2003. As of December 31, 2003, we had an accumulated deficit of $77.0 million. We expect to increase our cost of revenue or expenses significantly to:

  •
  grow our supply of books;

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  expand our marketing and sales activities;

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  promote our services to booksellers;

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  invest in our technology and operations infrastructure;

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  access international markets; and

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  expand our product categories.

        We may not generate sufficient revenue to offset these expenditures and our losses might be greater than the losses we would incur if we developed our business more slowly. As a result, we may incur significant operating losses and may be unable to achieve or maintain profitability. If our revenue grows more slowly than we anticipate, or if our cost of revenue or operating expenses exceed our expectations, our financial results would be harmed and the trading price of our common stock would suffer.

Our quarterly and annual revenue and operating results have and are expected to fluctuate in future periods and may fail to meet expectations, which may reduce the trading price of our common stock.

        Forecasting our future revenue and operating results with precision is a difficult task. If our operating results fail to meet expectations, the trading price of our common stock would decline. Our results of operations have fluctuated significantly in the past and we anticipate that these results will fluctuate significantly in the future as a result of a variety of factors, including:

  •
  our ability to retain our existing retail customers and attract and retain new retail customers;

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  the ability of our business customers to retain their existing customers and attract and retain new customers;

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  the extent to which our business customers use alternative sources for their supply of books, limit or inadequately support their offering of used and hard-to-find books or directly compete with us through internal development;

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  our ability to maintain and expand the supply and quality of books in our own inventory;

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  our ability to attract and retain independent professional booksellers with attractive inventory for sale;

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  the accuracy of our market knowledge and our ability to use it to improve pricing, margins and services;

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  price pressures in the market for used and hard-to-find books;

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  seasonal variations in consumer buying patterns;

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  our ability to maintain our significant business customer relationships;

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  the extent to which we suffer breakdowns in our infrastructure;

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  the relative mix of sales to our business customers to sales to our retail customers, on which we typically earn a higher margin;

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  the relative mix of sales that are fulfilled by our network of independent booksellers to sales that are fulfilled by or through our distribution center, on which we typically earn a higher margin;

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  the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;

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  general economic conditions and economic conditions specific to online commerce and the book industry; and

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  the extent to which educational institution budget pressures reduce library revenue.

As a result, it is likely that in some future quarters or years our results of operations will fall below the expectations of securities analysts or investors, which would cause the trading price of our common stock to decline. We believe that period-to-period comparisons are not necessarily indicative of our future performance.

Competition could make it difficult for us to operate successfully.

        We operate in a highly competitive environment. We principally compete with a variety of Internet and specialty retailers that offer products similar to or the same as our books. Increased competition could result in some combination of price reductions, reduced gross margins, loss of market share and slower growth, any of which could seriously harm our cash flow, net revenue and results of operations. We currently or potentially compete with a variety of other companies, including:

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  other online retailers, such as Amazon.com and Barnes&Noble.com;

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  large traditional book retailers, such as Borders and Barnes & Noble;

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  traditional used and hard-to-find book retailers, such as independent second-hand bookstores;

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  online auction websites, such as eBay;

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  Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and MSN; and

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  Listing services, which are online classified advertising forums, such as the Advanced Book Exchange.

These current and potential competitors include some of our largest business customers, such as Amazon.com and Barnes&Noble.com. Our business customers could and, in many cases, do maintain on their websites a market for used and hard-to-find books not supplied by Alibris. Those business customers that do not maintain a separate market could decide to do so without us; to the extent that these business customers internally develop their own offerings of used and hard-to-find books, they would directly compete with us.

        Many of our traditional and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established or well-financed entities may become, or join with other, online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. If we are unable to maintain or increase our market share or compete effectively, our business, financial condition and operating results will be harmed.

        In addition, new or currently unconventional book formats and means of distribution could lower demand and margins in the market for used and hard-to-find books and undermine any competitive advantages we may have. If e-books, electronic publishing, print-on-demand and other similar technologies gain greater prominence in the book market, second-hand books might lose their appeal. Consumers could prefer an electronically formatted or delivered title over a new or used one, which could cause sales of traditional new, used and hard-to-find books to decline, limit our future supply of books and harm our revenue. Further, books that derive value from their scarcity could become less valuable if they become available electronically or otherwise, which could harm margins in the used and hard-to-find book market and cause our revenue to decline. If a broad selection of titles becomes available for electronic distribution and consumers adopt these new means of obtaining books, our supply of books, market knowledge and logistics capabilities would become less valuable and others would be able to more effectively compete with us.

Our operating results depend on the systems and network infrastructure that we, our vendors and our business customers operate. Accordingly, capacity constraints or system failures could harm our business.

        Our revenue depends on sales to customers who shop on our websites and sales we make through our business customers. Any system interruptions that result in the unavailability of our websites or those of our business customers or reduce the performance of our or their transaction systems would reduce sales volume and could harm our business.

        We use a combination of vendor-provided and internally developed systems for our websites, search engine and transaction processing, including order management, payment and credit card processing, inventory management and shipping, retail customer databases, order verifications and accounting systems. These systems have experienced periodic interruptions and delays, and we have lost critical data, due to hardware and software failures and human error. Such problems may occur from time to time in the future. Some of these systems are highly dependent on the continued service of one or a few individuals that have particular knowledge of how they operate. System delays and interruptions and data loss can also result from fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events. We have also experienced and expect to continue to experience temporary capacity constraints due to unexpected, sharply increased activity, which can cause system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information. Any of these problems could harm our business. Our insurance coverage might not adequately compensate us for any loss we may suffer in this regard. We cannot assure you that we will be able in a timely manner to effectively upgrade and expand these systems or to integrate smoothly any newly developed or purchased modules with our existing systems.

        In addition, the vendors we use for customer and seller communications, website monitoring and marketing periodically have experienced and will continue to experience system interruptions, which could disrupt our business. Similarly, if our business customers experience system interruptions, our business and results of operations could suffer.

If we lose key personnel or are unable to hire additional qualified personnel, or if our management team is unable to perform effectively, we will not be able to implement our business strategy or operate our business effectively.

        Our success depends upon the continued services of our executive officers and other key personnel, many of whom would be difficult to replace. The loss of any of these individuals would adversely affect our ability to implement our business strategy and to effectively operate our business. Other than as described in "Management—Employment, Severance and Change of Control Arrangements," none of our officers or key employees is bound by an employment agreement or covered by a "key person" life insurance policy to which we are a beneficiary.

        Our success also depends upon our ability to continue to attract, retain and motivate skilled employees. Competition for employees with certain skills in our industry is intense, especially in the San Francisco Bay area. We believe that there are only a limited number of persons with the requisite skills to serve in a few key positions, and it can be difficult to hire, retain and motivate these persons. Additionally, a number of key personnel have developed business relationships and accumulated experience and knowledge of our business that would make their replacement difficult.

        We have in the past experienced, and we expect to continue to experience, difficulty in hiring skilled employees with appropriate qualifications. Competitors, business customers and others have in the past attempted, and may in the future attempt, to recruit our employees. We believe that we will be required from time to time to increase salaries, benefits and recruiting expenses because of the challenges of hiring and retaining employees.

        Finally, our success depends on the ability of our management to perform effectively, both individually and as a group. As our management team expands and responsibilities change, we will have to successfully integrate new members and existing members will have to accept change. If our management is unable to operate effectively in their respective roles or as a team, we will not be able to implement our business strategy or operate our business effectively.

The value of our inventory may decline due to price erosion and other factors that could harm our operating results.

        Our inventory of owned books could lose value over time as a result of obsolescence and price erosion resulting from an excess supply of books for sale or changes in consumer tastes and book preferences. For example, since our inception, we have written down approximately $2.5 million of our obsolete and slow-moving inventory. We offer a broad selection of books, including books that might take several years to sell or may never sell. For example, we believe that some used books have a relatively short window of time in which they can be sold profitably. Our success in selling books that we purchase or accept for consignment depends on our ability to accurately predict these trends and avoid stocking the wrong amount of any particular title. Demand for books, however, can change quickly and significantly, and it is difficult to accurately forecast the timing and magnitude of these changes. We cannot predict with any certainty whether an item will sell for more than we pay for it. Unexpected reductions in demand or increases in supply of particular titles can cause the value of those titles in our inventory to fall below our cost, which could cause us to lose all or a material portion of our investment in these titles and/or result in our recording charges for obsolete inventory. Any such loss or charge could harm our operating results.

Approximately 40% of our revenue is associated with a few business customers. If these business customers terminate or decide not to renew their agreements with us, or the terms in our future agreements with them are less favorable to us, our revenue and operating results would be adversely affected and our business would suffer.

        In 2003, revenue from our relationships with Amazon.com and its related entities, Barnes&Noble.com, Books-A-Million, Borders Group Inc, eBay and Half.com by eBay, Indigo/Chapters and Ingram Book Group, accounted for approximately 40% of our total revenue. Barnes&Noble.com and Amazon.com and its related entities accounted for approximately 18% and approximately 14% of total revenue, respectively. Our agreements with these business customers are generally one year or less in duration and some may be terminated without penalty at the customers' convenience with little or no advance notice. In addition, we are currently negotiating a new agreement or an extension to our existing agreement with our largest customer, Barnes&Noble.com, which expires in April 2004. We cannot assure you that any of our current major business customers will remain customers in future periods or that our relationships will continue on terms that are favorable to us. Our revenue and operating results could suffer if, among other things, any of these business customers:

  •
  terminates or fails to renew, or to renew on favorable terms, its agreement with us;

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  ceases to work with third-party suppliers and develops its own offering;

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  ceases to offer used and hard-to-find books to its customers;

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  expands the group of suppliers from which it obtains used and hard-to-find titles; or

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  increases its reliance on third-party suppliers other than us.

It would be difficult to replace any of these major customers, particularly Barnes&Noble.com and Amazon.com and its related entities. If we lose any revenue from these customers, we cannot assure you that we will be able to replace it. To the extent that our future revenue is dependent on a small number of business customers, the loss of any of those future business customers could reduce our revenue and operating results and harm our business. In addition, if we lost any of our major business customers, any publicity related to the loss of these customers could make it more difficult to attract other business customers.

        In addition, we gather pricing information from Amazon.com under its standard web services agreement. If we were unable to gather this price information, due to termination of our business customer relationship or otherwise, we might have difficulty obtaining the same or substantially similar pricing information in the future, which could harm our business. Obtaining information from an alternate source, even if possible, could be costly or subject to unfavorable terms and conditions.

Because we experience seasonal fluctuations in our net sales, our quarterly results will fluctuate and our annual performance will be affected by seasonal fluctuations.

        We experience seasonality in our business. Our revenue follows a seasonal pattern that we believe is typical of the overall book industry. We have generally had weaker demand in the quarter ending in June when compared to the quarters ending in March, September and December. We expect this pattern to continue. Accordingly, unfavorable economic conditions or lower than normal levels of demand in any of the other quarters could harm our operating results for the entire year. Historically, we have seen these patterns, but we cannot assure you that the results of any particular quarter will follow this pattern. If our revenue during any other quarter were to fall below the expectations of investors or securities analysts, our stock price could decline, perhaps significantly.

Our business results depend in part on our ability to generate customer demand on our websites. If we fail, our sales and profit margins could decrease.

        Our success depends, in part, upon our ability to offer a wide range of books that reflect the tastes and preferences of our retail customers and the customers of our business customers. If we do not attract a sufficient number of booksellers or maintain a sufficiently broad selection of marketable books, we might be unable to satisfy the changing tastes of our retail customers or those of our business customers. In addition, we could drive away repeat customers if we establish relationships with booksellers that sell books of poor quality or have unreliable fulfillment capabilities. We have built customer acquisition relationships through the purchase of key terms on search engines such as Google and Yahoo!, through third party intermediaries such as Overture, through our affiliate program and through relationships with pricing comparison websites. Our results and the value of each of these relationships could decline if the other party to the relationship raises its prices or enters into exclusive arrangements with our competitors, or we are otherwise adversely affected by competition for the receipt of marketing services or increased expenses associated with these services. Additionally, we utilize "opt-in" e-mail marketing programs to increase repeat purchases from our customers. Any increases in e-mail costs or decreases in the effectiveness of marketing activities using e-mail could result in decreased repeat customer revenue and increased costs.

If we fail to maintain our supply relationships, our revenue will decline.

        We currently derive a substantial majority of our revenue from sales associated with our network of independent professional booksellers. In general, our relationships with these booksellers are terminable at will by either party immediately upon notice. We rely upon booksellers to provide an attractive selection of books to our retail and business customers without our having to incur related inventory or book procurement-related expenses. We believe that we attract these booksellers by providing them with a marketplace on our retail websites and a more efficient means of access to our business customers. However, these booksellers may decide not to continue to list items for sale with us if, among other reasons:

  •
  their sales volumes decline;

  •
  price competition causes their profit margins to decline below levels acceptable to them; or

  •
  we fail to offer adequate support to address the technical, operating, financial, logistical or other concerns of our sellers.

We also currently intend to expand the number of independent booksellers in our network that are situated outside of the United States and Canada. In addition to the reasons outlined above, these booksellers might choose not to list items for sale with us if, among other reasons:

  •
  selling costs and expenses increase as a result of international tariffs, regulatory requirements or any tax liability not borne by customers;

  •
  we are unable to expand our international infrastructure to adequately support them;

  •
  they no longer accept the costs and risks associated with our current practice of shipping books from overseas sellers to overseas customers living in the same country through our distribution center located in the United States;

  •
  there are detrimental exchange rate fluctuations, price controls or other restrictions on foreign currency; or

  •
  they experience difficulties in obtaining export and import licenses.

If for any reason booksellers decide not to list with us and we cannot replace them with booksellers having comparable offerings, or if we fail to recruit booksellers on a timely basis, we may lose revenue.

        To date, we have purchased or consigned books for our inventory held in our distribution center from a relatively small number of suppliers, including retailers, wholesalers, nonprofit organizations, and liquidators who send us their returned, remaindered, overstock, donated, or damaged inventory. In addition, we have a number of arrangements in place that give us rights to acquire those types of books on consignment. While none of these purchase or consignment relationships accounted for 10% or more of our inventory purchases or our revenue in 2003, we depend on these relationships to generate revenue. These suppliers might choose to no longer do business with us if, for example, we do not pay for books at rates that are at least as high as others are willing to pay. In addition, these suppliers might develop in-house solutions to market or otherwise liquidate these books, which could make it more difficult for us to maintain our overall supply of books. We cannot assure you that our current book-supply arrangements will continue under their current terms or continue under favorable terms, or that we will be able to establish on favorable terms new book-supply relationships to replace any we lose. If we cannot successfully maintain existing book-supply arrangements, or develop and maintain new ones on favorable terms, our business, prospects, financial condition, and results of operations would be adversely affected.

We may be unable to successfully expand into new business areas, such as our international and used music and movies initiatives, which could harm our business.

        We may choose to expand our operations by making additional investments in our international business or in developing a more efficient marketplace for used and hard-to find movie and music titles. We cannot assure you that our efforts to expand our business in this manner will succeed and further our prospects, or that our experience and abilities in the market for used and out-of-print books will be applicable or indicative of our prospects in any new business or market we enter. If we were to expand our operations internationally or into new product categories, we would also incur additional expenses and require significant development, operations, marketing and editorial resources, which would strain our management, financial and operational resources. Additionally, these new operations could be more costly to maintain than our current operations. The lack of market acceptance of such efforts or our inability to generate satisfactory revenue from such expanded services or products to offset their cost could harm our business.

If we fail to effectively manage our growth, or to remedy certain weaknesses in our internal financial systems and controls, our business may suffer.

        Our plans to expand our business, together with our reporting obligations as a public company, will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our expanded operations or meet our reporting obligations. Accordingly, we will have to hire, train, retain, motivate and manage required personnel, and implement new operational and financial systems, procedures and controls. In particular, we have received a letter from our independent auditors advising that they consider us to have certain weaknesses, which they refer to as "reportable conditions that are also considered to be material weaknesses," in our internal financial systems and controls that could, if not remedied, affect our ability to record, process and report financial data. As a result, we intend to upgrade our financial systems to ensure that we maintain adequate controls over our financial processes and reporting. Any failure to implement these new operational and financial systems, procedures and controls, or difficulties encountered in the process of upgrading these systems, could harm our operating results or cause us to fail to meet our reporting obligations, either of which could have a negative impact on our business.

Acquisitions may harm our business by being more difficult than expected to integrate or by diverting management's attention.

        Although we are not currently a party to any contracts or letters of intent with respect to any acquisitions, in the future we may seek to acquire or invest in businesses or additional products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might be unable to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would divert management time and other resources. We may have to use a substantial portion of our available cash, including proceeds of this offering, to consummate an acquisition and integrate any acquired business. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

Problems with the operation of our distribution center or other operations could harm our business.

        Problems with our distribution center could damage our reputation and cause our revenue to decline. We depend on our distribution center to provide, among other things:

  •
  purchasing and processing of owned and consigned inventory;

  •
  order fulfillment for owned and consigned inventory;

  •
  seller services, such as international shipping;

  •
  order consolidation for library customers and other institutions;

  •
  business customer needs, such as private label shipping; and

  •
  a satisfying customer experience.

A substantial portion of our revenues flow through our distribution center. In many cases, these services are highly complex from a logistical standpoint and seemingly minor breakdowns within our operations could have major implications for our ability to successfully provide these services. Our ability to provide these services may be adversely affected by a number of factors, including inadequate staffing, capacity limitations, dependence on a limited number of shipping companies, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, or acts of God. In addition, our agreement with our contract labor service provider is on a month-to-month basis. We have a limited ability to re-route orders to third parties for shipping or otherwise counteract any problems that may develop with our distribution center. If for any reason we cannot receive and process inbound inventory in an efficient manner, or cannot ship completed orders cost-effectively and in the manner requested to retail customers and the customers of our business customers, these parties might choose not to use our services or buy books through our website, as the case may be, any of which could damage our reputation, increase our costs and cause our revenue and gross margin to decline.

If additional financing becomes necessary, failure to obtain such financing could limit our operations and might cause our business to fail.

        We cannot be certain that our cash reserves and any cash flow from operations will be sufficient to finance our anticipated growth. We may need to raise additional funds if:

  •
  our losses continue;

  •
  our estimates of revenue or our working capital and/or capital expenditure requirements change or prove inaccurate;

  •
  we are required to respond to unforeseen technological or marketing hurdles; or

  •
  we choose to take advantage of current and unanticipated opportunities.

If adequate funds are not available to satisfy either short- or long-term capital requirements, we might be required to limit our operations significantly and our business might fail. We cannot assure you that these funds will be available when required in amounts or on terms we find acceptable, if at all. Our future capital requirements are dependent upon many factors, including:

  •
  the amount we spend to increase our supply of owned books and other products;

  •
  the rate at which we expand our bookseller and customer marketing and sales activities;

  •
  the extent to which we develop and upgrade our technology and data network infrastructure;

  •
  the extent to which we acquire complementary technologies or businesses;

  •
  the degree to which we expand our product offering or geographic presence; and

  •
  the response of competitors to our offerings.

Additional financings could disadvantage our existing stockholders and purchasers in this offering.

        Should our capital resources become insufficient to meet our future capital requirements and expenses, or for other reasons, we may decide to sell additional equity or debt securities. We cannot assure you that we will be able to obtain additional financing on commercially reasonable terms, if at all. If additional funds are raised through the issuance of equity securities or convertible debt securities, the percentage ownership of our then-current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those securities held by our existing stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or high rates of interest, and our assets could become encumbered, which would limit our ability to borrow in the future.

Retail sales outside of the United States and Canada account for approximately 12% of our revenue, so our business is exposed to risks of international operations to a greater extent than are companies with more domestic sales.

        Revenue from outside of the United States and Canada increased from 9.8% to 11.8% from 2002 to 2003, and we anticipate that such sales will continue to represent a significant percentage of our revenue in future periods. We expect the amount of revenue and percentage of total revenue represented by these international sales will fluctuate in the future because of the special risks associated with our international operations, such as:

  •
  the need to develop supplier relationships for foreign titles;

  •
  unexpected changes in international regulatory requirements and tariffs;

  •
  difficulties in staffing and managing foreign operations;

  •
  greater difficulty in collecting overseas accounts receivable;

  •
  potential adverse tax consequences of foreign sales or operations;

  •
  costs associated with our current practice of shipping books from overseas sellers to overseas customers living in the same country through our distribution center in Nevada;

  •
  price controls or other restrictions on foreign currency;

  •
  complexities in adopting our inventory and other back office systems to other languages and\or character sets; and

  •
  difficulties in obtaining export and import licenses.

        In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. In particular, one or more foreign countries may seek to impose sales or other tax (including value added tax) collection obligations on out-of-jurisdiction companies that engage in e-commerce. A successful assertion by one or more foreign countries or jurisdictions that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete and otherwise harm our business.

Fluctuations in the exchange rates of foreign currency, particularly in Europe, may harm our business.

        We are exposed to adverse movements in foreign currency exchange rates because we translate foreign currencies into U.S. Dollars for reporting purposes. Our primary exposures have resulted from sales in Europe of books from domestic sellers where these sales are not U.S. Dollar-denominated. We face a similar risk when we sell books from foreign sellers and incur a foreign currency payable obligation for which we have been paid in U.S. Dollars. If our international revenue and operations grow, adverse currency fluctuations could harm our financial results.

The security risks of e-commerce may discourage retail customers from purchasing goods from us.

        For the Internet to continue to grow as a transaction medium, we and other market participants must be able to store and transmit confidential information securely over public networks. We and our business customers rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to provide secure transmission of confidential information, such as retail customer credit card numbers. We and our business customers have also individually established secure repositories in which to keep confidential information. Third parties may have the technology or know-how to breach these security measures. Any breach, or any release of confidential customer information for any other reason, could damage our reputation or customer confidence in our technology and cause our retail customers to choose not to make purchases on our websites or the websites of our business customers in the future. In addition, any security breach of our secure repositories of confidential information, or any release of confidential customer information for any other reason, could expose us to risks of loss, litigation and liability and could seriously disrupt our operations and harm our business results.

A significant number of returns could harm our business, financial condition and results of operations.

        We back all purchases made through our website with a money-back guarantee. Our ability to handle a large volume of returns is unproven. In addition, any policies intended to reduce the number of product returns may result in customer dissatisfaction and less repeat business. If we have a significant volume of returns, our operating results could be harmed.

Our business may be harmed by the fraudulent, infringing or unlawful activities of third parties on our websites or our business customers' websites.

        Any negative publicity generated from fraudulent or deceptive conduct by third parties could damage our reputation, harm our business and diminish the value of our brand. We have received in the past, and anticipate that we will receive in the future, communications from retail customers who were charged for books that they did not purchase because of fraudulent activity of third parties. We also periodically receive complaints from our retail customers who believe that they have been deceived as to the quality of the goods purchased on our or our business customers' websites. We expect to continue to receive requests for reimbursement from retail customers or threats of legal action against us if no reimbursement is made in these situations.

        We have received in the past, and we anticipate that we will receive in the future, communications alleging that certain items listed or sold through our or our business customers' websites have infringed third-party copyrights, trademarks, trade names or other intellectual property rights. For example, authors or publishers that have restricted distribution of specific books could sue us for contributing to a violation of their rights if those items are sold through our website by our booksellers. These and future claims could limit our operations and increase our costs of doing business, whether or not the claim is adjudicated. In addition, litigation could result in interpretations of the law that require us to limit our operations or otherwise increase our costs.

        In addition, we might be unable to prevent third parties from listing unlawful goods or content, and we might be subject to allegations of civil or criminal liability for the unlawful activities of third parties on our or our business customers' websites. In the future, we might have to limit our operations in costly ways to protect us from these potential liabilities, including discontinuing certain offerings. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or content, the unlawful sale of goods, the fraudulent receipt of goods or the fraudulent collection of payments could harm our business. We have implemented limited procedures to verify the professionalism of individuals wishing to sell books, movies, or music on our websites and to our business customers, but cannot prevent all such fraudulent activity from occurring. Any misrepresentation by our sellers as to the type, quantity, legal ownership, nature, or quality of their inventory could harm our business.

Existing or future government regulation could harm our business.

        We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Many of these laws are in the early stages of development; existing and future laws and regulations could impede the growth of the Internet or other online services. These regulations and laws may cover:

  •
  taxation;

  •
  user privacy;

  •
  data protection;

  •
  pricing;

  •
  content;

  •
  copyrights;

  •
  distribution;

  •
  electronic contracts and other communications, including e-mail;

  •
  consumer protection;

  •
  the provision of online payment services;

  •
  broadband residential Internet access; and

  •
  the characteristics and quality of products and services.

        It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel, and personal privacy apply to the Internet and e-commerce. Furthermore, the growth and development of the Internet and e-commerce may prompt the passage of more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Unfavorable resolution of these issues may harm our business. Jurisdictions may also regulate the sales between our booksellers and our retail customers on our website. This could, in turn, diminish the demand for our products and services, lower our revenue and increase our cost of doing business.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our business or our marketing efforts.

        We are subject to increasing regulation relating to privacy, data security and the use of personally identifiable information, including that of our customers and employees. For example, several states have, or have proposed, legislation limiting the uses of personal user information gathered online or requiring online services to establish privacy policies. Federal laws and regulations currently govern the collection and use of personal identifying information in a number of areas. These include restrictions on information obtained from children under the age of 13. A new federal law also regulates the sending of commercial electronic mail messages. Some state as well as proposed federal legislation requires that companies notify customers and other affected individuals of computer security breaches involving their personal data. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information collected and stored by us. These existing and potential data protection regulations could be costly to comply with or could harm our marketing efforts, including by restricting our ability to collect demographic and personal information from users or to use or disclose such information in certain ways. If we were to violate these regulations, or if it were alleged that we had, we could face penalties and injunctions and our business could be harmed. In addition, our agreements with business customers and other third parties may limit our ability to obtain and use related consumer information.

We may be subject to tax liability for past sales and this liability may decrease our future sales.

        We do not currently collect sales, value-added or other taxes on shipments into foreign countries or into states other than California, Michigan and Nevada. However, one or more other states have in the past, and may in the future, seek to impose sales tax collection obligations on us as an out-of-state company engaged in e-commerce. In addition, any new operations in states outside California, Michigan, Nevada or Washington could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on product sales would likely result in substantial tax liabilities, decrease our ability to compete with traditional retailers, and otherwise harm our business.

        Currently, decisions of the United States Supreme Court restrict states and local governments from imposing sales and use tax collection obligations on sales made over the Internet. However, a number of states, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives successfully address the Supreme Court's concerns and result in a reversal of its current position, we could be required to collect sales and use taxes in states other than California, Michigan, Nevada and Washington. The imposition by state and local governments of various taxes on Internet commerce could create administrative burdens for us and could decrease our future sales.

We may have to litigate to protect our intellectual property rights, or to defend claims that we have infringed the rights of others, which could subject us to significant liability and be time consuming and expensive.

        Our success depends significantly upon our copyrights, trademarks, service marks, trade secrets, technology and other intellectual property rights. The steps we have taken to protect our intellectual property may not be adequate and third parties may infringe or misappropriate our intellectual property. If this occurs, we may have to litigate to protect our intellectual property rights. These difficulties could disrupt our ongoing business, increase our expenses and distract our management's attention from the operation of our business.

        It is possible that no patents will issue from our two currently pending patent applications. Moreover, new patent applications may not result in issued patents, or if issued such patents may not provide us with any competitive advantages over, or may be challenged by, others. Furthermore, our competitors may independently develop similar technology that substantially limits the value of our intellectual property, or they may design around patents issued to us. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related companies are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. We have not applied for the registration of all of our copyrights, trademarks and service marks, and effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our content, services and products are made available online. If we were prevented from using our copyrights, trademarks or service marks, we would need to rebuild our website, as well as our brand identity with our retail and business customers and booksellers. This would increase our operating expenses substantially.

        Companies frequently resort to litigation regarding intellectual property rights. We have received in the past, and we may in the future receive, notices of claims of infringement or misappropriation of other parties' proprietary rights. We analyze such claims on a case-by-case basis and respond as we deem appropriate. We may have to litigate to defend claims that we have infringed or misappropriated the intellectual properly rights of others. Any infringement claims could subject us to significant liability, be time-consuming and expensive, divert management's attention, require the change of our trademarks and the alteration of content, and require us to redesign our websites or services or require us to pay damages or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on acceptable terms or at all. In addition, like many online and traditional businesses, we rely on information (including price and other information) gathered from the websites of others. Third parties have in the past taken, and may in the future take, action to prevent us from conducting such information gathering. If we were forced to pay for the right to gather such information, if such information becomes unavailable to us, or if we have technical issues integrating new sources of such information, our business could be harmed.

        If a successful claim of infringement or misappropriation were made against us and we could not develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely and cost-effective basis, we might be unable to continue operating our business as planned.

Risks Relating to This Offering

We expect to experience volatility in our stock price.

        Our common stock has never been sold in a public market and an active trading market for our stock may not develop or be sustained. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. Stock markets have experienced significant price and trading volume fluctuations, and the market prices of technology and e-commerce companies generally have been extremely volatile and have experienced sharp share price and trading volume changes in the first days and weeks after such companies' securities were first released for public trading. Investors may not be able to resell their shares at or above the initial public offering price. Class action litigation resulting from volatility of the trading price of our common stock would likely result in substantial costs and a diversion of management's attention and resources.

Our management has broad discretion as to the use of the net proceeds from this offering.

        Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return. Pending any uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities.

Investors will experience immediate and substantial dilution in the book value of their investment.

        The anticipated initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of approximately $            in pro forma net tangible book value per share from the price you paid. The exercise of outstanding options and warrants will result in further dilution.

Securities analysts may not initiate coverage of our common stock and this may have a negative impact on our common stock's market price.

        There are only two underwriters of this offering, and there is no guarantee that securities analysts will cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock's market price. As a result, you may be unable to sell your shares of common stock at or above the initial public offering price.

We do not intend to pay dividends on our common stock, and you may lose the entire amount of your investment.

        We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares. We cannot assure that you will receive a positive return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

        Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. After this offering,             shares of common stock will be outstanding, excluding exercises of options or warrants after                        , 2004. All of the shares sold in this offering will be freely tradable, except for shares purchased by holders subject to lock-up agreements or our investor rights agreement or by any of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors and significant stockholders. The remaining shares of common stock outstanding after this offering may be restricted as a result of securities laws, our investor rights agreement or lock-up agreements with WR Hambrecht + Co that restrict the holders' ability to transfer their stock for 180 days after the date of this prospectus. Of these shares, 4,610,703 will be available for sale in the public market 180 days after the date of this prospectus; and 612,440 will be available for sale in the public market at various times thereafter. WR Hambrecht + Co may, however, waive the 180-day lock-up period at any time for any stockholder. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale" beginning on page 80.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company, even an acquisition that would be beneficial to our stockholders.

        After this offering, our board of directors will have the authority to issue up to 5 million shares of preferred stock. Issuance of the preferred stock would make it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have conversion rights and other preferences that work to the disadvantage of the holders of common stock.

        Our certificate of incorporation, bylaws and equity compensation plans that will be in place upon consummation of this offering include provisions that may deter an unsolicited offer to purchase Alibris. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Alibris. Furthermore, our board of directors will be divided into three classes, only one of which will be elected each year. These factors may further delay or prevent a change of control of Alibris and may be detrimental to our stockholders. See "Description of Capital Stock—Anti-Takeover Provisions" beginning on page 78.

Continued concentration of ownership among our directors, executive officers and affiliates after this offering might lead to conflicts with other stockholders over corporate transactions or other corporate matters.

        Following the completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock will beneficially own an aggregate of approximately            % of our outstanding common stock, including warrants and stock options exercisable within 60 days after            , 2004. As a result, these stockholders will exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of control could disadvantage other stockholders with interests different from those of our officers, directors and affiliates. For example, our officers, directors and affiliates could delay or prevent someone from acquiring or merging with us even if the transaction would benefit other stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions and of the successful completion of this offering and our reincorporation. Any statements that are not statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning:

  •
  the anticipated benefits and risks associated with our business strategy;

  •
  our future operating results and the future value of our common stock;

  •
  the anticipated size of or trends in the markets in which we compete and the anticipated amount and character of competition in those markets;

  •
  our ability to attract customers in a cost-efficient manner;

  •
  potential government regulation;

  •
  our future capital requirements and our ability to satisfy our capital needs;

  •
  the anticipated use of the proceeds realized from this offering;

  •
  the potential for additional issuances of our securities;

  •
  the possibility of future acquisitions of businesses or assets; and

  •
  possible expansion into new product categories and international markets.

        When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and similar expressions identify certain of these forward-looking statements.

        These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this prospectus. You should carefully consider the statements set forth in "Risk Factors" and other sections of this prospectus. Alibris does not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

        The net proceeds to us from the sale of the shares of common stock offered in this offering are estimated to be $             million, after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that net proceeds will be $             million. We presently intend to use a portion of the net proceeds from this offering to grow our product supply, expand marketing and sales and invest in technology and operations infrastructure. In addition, we may use a portion of the net proceeds of this offering to acquire complementary technologies or businesses, although we are not currently a party to any contracts or letters of intent with respect to any acquisitions. The balance of the net proceeds of this offering will be used for working capital and general corporate purposes. Pending such uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Our credit facility with Silicon Valley Bank prohibits the payment of cash dividends without prior approval of the lender. Payments of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the sale and issuance of 611,746 shares of Series F preferred stock for net proceeds of $4.725 million in cash and the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offer; and

  •
  on a pro forma as adjusted basis to reflect the receipt of the estimated net proceeds from the sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, after deducting the estimated underwriting discount and estimated offering expenses.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents.	$472	$5,197

Total indebtedness	705	705
Convertible redeemable preferred stock; $0.00001 par value, authorized 10,000,000 shares (actual), 5,000,000 shares (pro forma and pro forma as adjusted); issued and outstanding 2,635,757 shares (liquidation value of $61,503) (actual), none (pro forma and pro forma as adjusted)	$81,813	$—
Stockholders' equity (deficit):
Common stock; $.00001 par value, authorized 50,000,000 shares (actual), 100,000,000 (pro forma and pro forma as adjusted); issued and outstanding 1,210,856 (actual), 5,223,143 (pro forma) and (pro forma as adjusted)	—	—
Additional paid-in capital	—	86,700
Deferred stock compensation	(1,671)	(1,671)
Notes receivable from stockholders	(570)	(570)
Accumulated deficit	(76,961)	(77,123)

Total stockholders' equity (deficit)	(79,202)	7,336

Total capitalization	$3,316	$8,041	$

        The information in the table above excludes:

  •
  529,841 shares common stock subject to outstanding options as of December 31, 2003 at a weighted average exercise price of $0.69 per share, under our 1998 stock option plan and 2000 equity incentive plan;

  •
  185,849 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2003 at a weighted average exercise price of $28.41 per share;

  •
  shares of common stock reserved for future grant or issuance under our 1998 stock option plan, 2000 equity incentive plan, 2004 equity incentive plan and 2004 employee stock purchase plan;

  •
  any shares of common stock automatically reserved for issuance under our 2004 equity incentive plan and 2004 employee stock purchase plan, as more fully described in "Management—Employee Benefit Plans and Option Grants;" and

  •
  up to        shares issuable upon exercise of the underwriters' over-allotment option at an assumed initial public offering price of $        per share.

        You should read this capitalization table together with the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with the financial statements and related notes beginning on page F-1.

DILUTION

        Our pro forma net tangible book value as of December 31, 2003 was $4.3 million, or $0.83 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of December 31, 2003 after giving effect to the issuance of shares of Series F preferred stock in February 2004 for $4.8 million in gross proceeds, or $7.85 per share, and the conversion of all outstanding shares of preferred stock into 4,012,287 shares of our common stock upon the closing of this offering.

        After giving effect to the issuance and sale of            shares of common stock offered by us at an assumed initial public offering price of $            per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2003 would have been $            , or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

        If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value of $            per share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $            to new investors.

        The following table summarizes on a pro forma as adjusted basis, as of December 31, 2003, after giving effect to the issuance of shares of Series F preferred stock in February 2004 for $4.8 million in gross proceeds, or $7.85 per share, the conversion of all outstanding shares of preferred stock into 4,012,287 shares of our common stock upon the closing of this offering, and the offering at an assumed initial public offering price of $            per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us, the difference between the existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

        In the preceding tables, the shares of common stock outstanding exclude:

  •
  529,841 shares of common stock subject to outstanding options as of December 31, 2003 at a weighted average exercise price of $0.69 per share, under our 1998 stock option plan and 2000 equity incentive plan;

  •
  185,849 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2003 at a weighted average exercise price of $28.41 per share;

  •
  shares of common stock reserved for future grant or issuance under our 1998 stock option plan, 2000 equity incentive plan, 2004 equity incentive plan and 2004 employee stock purchase plan;

  •
  any shares of common stock automatically reserved for issuance under our 2004 equity incentive plan and 2004 employee stock purchase plan, as more fully described in "Management—Employee Benefit Plans and Option Grants;" and

  •
  up to            shares issuable upon exercise of the underwriters' over-allotment option at an assumed initial public offering price of $             per share.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own            % and our new investors would own            % of the total number of shares of our common stock outstanding after this offering.

        The assumed public offering price represents the middle of the filing range on            , 2004.

        Assuming the exercise in full of all options and warrants outstanding as of December 31, 2003, the average price per share paid by our existing stockholders would decrease $            per share to $            per share. See Note 2 of the notes to our financial statements.

SELECTED FINANCIAL DATA

        The table below shows selected financial data for our last five fiscal years. The statements of operations data for each of the three fiscal years in the period ended December 31, 2003 and the balance sheet data at December 31, 2002 and December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operation data for the fiscal years ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this prospectus.

        The following selected financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Statements of Operations Data:
Revenue:
Product revenue	$4,906	$14,974	$21,752	$31,222	$45,456
Stock-based sales discounts	—	(820)	(783)	(178)	—

Total revenue	4,906	14,154	20,969	31,044	45,456
Cost of product revenue	4,027	11,257	15,103	23,338	36,782

Gross profit	879	2,897	5,866	7,706	8,674

Operating expenses:
Marketing and sales(1)	4,713	15,125	3,835	3,925	3,668
Operations(1)	4,411	10,784	10,231	8,765	6,692
General and administrative(1)	2,659	4,357	4,063	2,059	1,924
Stock-based compensation	1,291	1,960	582	66	1,080
Amortization of goodwill and other intangible assets	197	1,142	1,096	39	39
Impairment of goodwill	—	628	165	—	—

Total operating expenses	13,271	33,996	19,972	14,854	13,403

Operating loss	(12,392)	(31,099)	(14,106)	(7,148)	(4,729)
Interest income	382	1,119	324	107	50
Interest expense	(69)	(60)	(53)	(31)	(58)
Other income (expenses), net	(212)	11	108	(143)	(101)

Loss before provision of income taxes	(12,291)	(30,029)	(13,727)	(7,215)	(4,838)
Provision for income taxes	5	—	—	19	—

Net loss	(12,296)	(30,029)	(13,727)	(7,234)	(4,838)
Dividends and accretions on redeemable preferred stock	(1,209)	(4,518)	(5,670)	(5,944)	(5,968)

Net loss applicable to common stockholders	$(13,505)	$(34,547)	$(19,397)	$(13,178)	$(10,806)

Net loss per share—basic and diluted(2)	$(22.54)	$(32.02)	$(18.53)	$(11.61)	$(9.21)

Weighted average shares outstanding—basic and diluted(2)	599	1,079	1,047	1,135	1,173

Pro forma net loss per share(3)					$(2.62)

Shares used in computing pro forma net loss per share(3)					5,185

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in thousands)					Pro forma(4)
					Actual
Balance Sheet Data:
Cash and cash equivalents	$11,741	$10,839	$6,486	$1,915	$472	$5,197
Working capital	11,013	13,126	7,695	2,028	(1,038)	3,687
Total assets	20,127	23,766	16,158	9,924	7,298	12,203
Total indebtedness	165	833	352	964	705	705
Convertible redeemable preferred stock	25,006	58,988	69,901	75,845	81,813	86,700
Total shareholders' equity (deficit)	$(7,454)	$(38,634)	$(56,617)	$(69,465)	$(79,202)	$(7,336)

(1) Amounts exclude stock-based compensation as follows:
Marketing and sales	$40	$128	$50	$(102)	$219
Operations	152	605	126	33	240
General and administrative	1,099	1,227	406	135	621

	$1,291	$1,960	$582	$66	$1,080

(2) See Note 2 of Notes to Financial Statements for discussion regarding computation and presentation.
(3) The net loss applicable to common shareholders and the shares used in calculating the pro forma net loss per share assume the following:
Year Ended December 31, 2003
(in thousands, except per share data)
Net loss applicable to common stockholders	$(10,806)
Deemed dividend on Series F preferred stock	(2,600)
Accretion of redemption value	(162)

Net loss applicable to common stockholders	$(13,568)

Weighted average common shares outstanding	1,173

Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1 to 4)	694
Series B (conversion rate of 1 to 1.13)	786
Series C (conversion rate of 1 to 1.14)	264
Series D (conversion rate of 1 to 1.16)	880
Series E (conversion rate of 1 to 1)	776
Series F (conversion rate of 1 to 1)	612

Total weighted average preferred shares outstanding (as converted)	4,012

Total weighted average shares outstanding used in computing pro forma net loss per share	5,185

Pro forma net loss per share	$(2.62)

(4)
Gives effect to the net proceeds of $4.725 million from the sale of our Series F preferred stock and conversion of all outstanding shares of preferred stock, including 611,746 shares of Series F preferred stock issued in February 2004, into shares of our common stock effective upon the closing of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes thereto. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under "Special Note Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

        Alibris operates an online marketplace for used and hard-to-find books. We use the Internet and our specialized technology and logistics capabilities to aggregate this highly fragmented market, bringing buyers and sellers together. Our broad selection of over 35 million books, some of which are different copies, editions or collectible copies of the same title, is supplied primarily by our international network of over 5,000 sellers that meet our participation criteria, which we refer to as independent professional booksellers. We provide these independent booksellers with specialized inventory management, logistics and distribution services. Additionally, we use our knowledge of the used and hard-to-find book market to selectively purchase or consign low-cost book inventory.

        We incorporated in California in May 1998 and shortly thereafter acquired the business of Interloc, Inc., an online listing and e-mail service for booksellers. In June 1998, we opened our distribution center in Sparks, Nevada. In November 1998, we began providing an online marketplace for used and hard-to-find books and began to rapidly expand our operations to facilitate expected business growth. We exited the lines of business we acquired from Interloc, Inc. by the end of 1999. In August 2000, we began to streamline our operations, reflecting changing conditions in the capital markets and business climate at that time. Primarily through headcount reductions and the elimination of associated expenses, we reduced our operating expenses from a peak of $34.0 million in 2000 to $14.9 million in 2002 and $13.4 million in 2003. In 2004, we plan to expand our operations modestly. In February 2004, we raised gross proceeds of $4.8 million from the sale of our Series F preferred stock to finance this expansion.

        Our revenue has increased each year since we incorporated. We believe that our revenue growth has been driven in large part by:

  •
  growth in the market for online book sales;

  •
  our ability to drive traffic to our consumer website;

  •
  the launch and growth of new business customer relationships;

  •
  price reductions enabled by our decision to require our booksellers located in the United States and Canada to ship directly to end customers located in those countries, and the decisions of our business customers to do the same; and

  •
  our ability to use our knowledge of pricing and demand in the market for used and hard-to-find books to price books at or near current market levels.

        Our revenue is composed of two segments, our retail segment and our business segment. Retail revenue is generated from book sales to consumers and library customers directly from our consumer website, www.alibris.com, and our library website, www.alibris.com/library. Business revenue is generated from book sales through our online business customers, such as Amazon.com and Barnes&Noble.com, and from the on-site kiosks and special order desks of traditional retailers, such as Borders. In 2003, retail revenue and business revenue constituted 59.5% and 40.5%, respectively, of our total revenue.

Business revenue as a percentage of total revenue is affected in part by the success of our business customers' marketing and merchandising efforts for used and hard-to-find books, which are largely beyond our control, and the extent to which we add new business customers. As a result, the prediction of our future revenue mix is difficult.

        During 2003, Barnes&Noble.com accounted for 17.7% of our total revenue and Amazon.com and its related entities accounted for 14.2% of our total revenue. No other single customer accounted for more than 10% of our total revenue. To date, our revenue has been derived primarily from sales in the United States and Canada; revenue from sales outside of the United States and Canada represented 11.8% of our total revenue in 2003.

        Our supply of books comes from three sources:

  •
  books supplied by independent professional booksellers;

  •
  books that we purchase or which are consigned to us and are held in our distribution center; and

  •
  new books that we purchase from book wholesalers, primarily the Ingram Book Group.

Books supplied by our independent booksellers are sold both on our websites and to our business customers, and either ship directly to customers or ship through our distribution center. The majority of our revenue is derived from sales of books shipped directly to end customers from our network of booksellers. Purchased used books, consigned books and new books procured from wholesalers are also sold on our websites and, in most cases, through our business customers.

        Cost of revenue consists primarily of the costs to acquire books, shipping expenses and packaging materials. Our cost of revenue can be higher on sales that we process through our distribution center than on sales of books that are shipped directly by our booksellers to end customers due to the added cost of inbound shipping and packaging materials. Cost of revenue also depends on the magnitude of reserves taken for obsolete and slow-moving inventory from period to period.

        In general, we generate higher gross margins on sales in our retail segment than sales in our business segment, because we generally sell books at a discount to our business customers. Our gross margins are generally lower on sales of books supplied by our network of booksellers than on sales of our own inventory because, in general, we purchase these books from bookseller at a higher price than we would normally pay to acquire them for our own inventory. We also use our market knowledge and pricing technology to price books at current market levels which, although beneficial to our revenue growth, typically results in lower average unit sales prices and lower gross margins.

        Our gross margins have declined over time due to our decisions to require booksellers located in the United States and Canada to ship directly to end customers located in those countries, to increase sales through our business customers, and to use our market knowledge to price books at current market levels. We believe that the demand stimulated by these decisions, and the resulting increases in revenue and gross profit, have significantly improved our business and future prospects.

        Operating expenses consist of marketing and sales, operations, general and administrative, stock-based compensation, amortization of goodwill and other intangible assets, and impairment of goodwill. Marketing and sales expense consists of the wages, benefits and other expenses for employees engaged in our consumer and business customer marketing and sales programs, retail marketing expenses (fees paid to third parties to drive traffic to our websites) and credit card fees. Operations expense consists of fulfillment expenses and the wages, benefits and other expenses for employees engaged in technology, customer service, supplier services and distribution. Fulfillment expenses generally increase with any increase in the sales volume through our distribution center, and include the costs of our third-party logistics personnel and the lease expenses at our distribution center. General and administrative expense consists of wages and benefits for executive, accounting and administrative personnel, bad debt expenses, legal and other general corporate expenses. Stock-based compensation represents the aggregate differences, at the dates of grant, between the respective exercise prices of options to purchase common stock and the estimated fair market values of the underlying stock. Stock-based compensation is amortized on an accelerated amortization method over the vesting period of the related options, which is generally four years. Amortization of goodwill and intangible assets represents the non-cash charges for the expensing, over the anticipated useful life, of intangible assets and goodwill.

        We have experienced substantial net losses since our inception due to the significant costs incurred to develop our business. As of December 31, 2003, we had an accumulated deficit of $77.0 million. We expect to continue to incur operating losses for the foreseeable future as we incur expenses to build our infrastructure and increase spending on marketing and sales activities in an effort to grow our revenue.

Critical Accounting Policies

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

  Revenue recognition.

        To date, we have derived our revenue from sales of books to consumers, libraries and businesses. In general, we determine that collectibility on our accounts is probable and recognize as revenue the full amount charged to the end customer, which consists of the selling price of the book plus any applicable shipping charge, on the date an item is shipped from our distribution center to an end customer, or when we are notified that an item has been shipped directly to an end customer. For our retail customers, including some of our library customers, we require payment by credit card. Business customers and most library customers pay us on standard commercial terms.

        We record revenue on a gross basis in the amount that is billed to the customer because, in general, we are the primary obligor in any sale, we have the ability to set the sales price, we bear the risk of physical loss, we are responsible for any returns, and we bear the credit risk for the amount billed to the customer.

        Revenue is recorded net of estimated returns, coupons redeemed by customers, and other discounts. Our management makes estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of our estimated returns and other allowances, such as reserves for doubtful accounts, in any accounting period. As of December 31, 2003, our reserve for returns was $0.2 million and our reserve for doubtful accounts was $0.3 million.

        Allowance for obsolete inventory.    We determine our reserves for obsolete and slow-moving inventory through a three-pronged analysis, and establish a reserve based on the analysis that results in the highest discount to the value of our inventory. To complete this analysis, we:

  •
  measure the difference between the cost of inventory and its estimated market value based upon assumptions about future demand and current market conditions;

  •
  estimate a charge for each title based on the number of excess books of that title in our inventory multiplied by the cost of that title; and

  •
  perform an aging analysis of our inventory, which discounts the value of our inventory based on the length of time it has remained available for sale.

        Each prong of this analysis is automated, performed quarterly and run using our proprietary pricing and demand technology. Accordingly, management relies on the accuracy of the information that serves as the foundation for this technology when determining its allowance for obsolete inventory.

  Valuation of long-lived and intangibles assets and goodwill.

        We acquired Bibliocity, Inc., an online listing service for booksellers, in August 1999. We accounted for this business combination using the purchase method of accounting and recorded the market value of our common stock issued in connection with this acquisition and the related amount of direct transaction costs as the cost of acquiring this entity. These costs were allocated among the individual assets acquired and liabilities assumed, including goodwill and various identifiable intangible assets, based on their respective fair values. We allocated $5.0 million to goodwill, which equaled the amount by which we determined the purchase price exceeded the fair value of the net assets at the time of the acquisition. Amortization of goodwill and intangibles assets associated with business acquisitions were $1.1 million, $39,000 and $39,000 during the years ended December 31, 2001, 2002 and 2003, respectively. In September 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which became effective for us on January 1, 2002. Under SFAS No. 142, we ceased amortizing $2.9 million of goodwill as of January 1, 2002. Instead of amortizing of goodwill, we performed a transitional impairment test of our goodwill on January 1, 2002, and annual impairment testing thereafter. Upon completing our initial review, we determined that the carrying value of our recorded goodwill as of January 1, 2002, had not been impaired. Accordingly, no transitional impairment charge was recorded as a result of the adoption of SFAS No. 142.

        During the three months ended September 30, 2003, we completed our annual impairment testing. Using the steps mentioned above to determine the estimated fair value of goodwill, we determined that goodwill had not been impaired as of the valuation date. In performing our testing, we were required to make estimates regarding future operating trends and other variables used in the analysis. The value of our goodwill balance was verified by an independent valuation analyst.

Results of Operations

        The following table sets forth our results of operations expressed as a percentage of total revenue for 2001, 2002 and 2003.

	Year Ended December 31,
	2001	2002	2003
	(as a percentage of total revenue)
Statements of Operations Data:
Revenue:
Product revenue	103.7%	100.6%	100.0%
Stock-based sales discounts	(3.7)	(0.6)	—

Total revenue	100.0	100.0	100.0
Cost of product revenue	72.0	75.2	80.9

Gross profit	28.0	24.8	19.1

Operating expenses:
Marketing and sales(1)	18.3	12.6	8.1
Operations(1)	48.8	28.2	14.7
General and administrative(1)	19.4	6.6	4.2
Stock-based compensation	2.8	0.2	2.4
Amortization of goodwill and other intangible assets	5.2	0.1	0.1
Impairment of goodwill	0.8	—	—

Total operating expenses	95.3	47.7	29.5

Operating loss	(67.3)	(22.9)	(10.4)
Interest income	1.5	0.3	0.1
Interest expense	(0.3)	(0.1)	(0.1)
Other expense, net	0.5	(0.5)	(0.2)

Loss before income taxes	(65.6)	(23.2)	(10.6)
Provision for income taxes	—	0.1	—

Net loss	(65.6)	(23.3)	(10.6)
Dividends and accretions on redeemable preferred stock	(27.0)	(19.1)	(13.1)

Net loss applicable to common stockholders	(92.6)%	(42.4)%	(23.8)%

(1) Amounts exclude equity-based compensation as follows:
Marketing and sales	0.2%	(0.3)%	0.5%
Operations	0.6	0.1	0.5
General and administrative	1.9	0.4	1.4

	2.7%	0.2%	2.4%

        Our results of operations reflect the operations of a company with very limited liquidity and capital resources. Accordingly, you may find it difficult to evaluate our prospects following completion of this offering. Please read the section of the prospectus entitled "Risk Factors" beginning on page 8. The following discussion concerning results of operations should be read in conjunction with "Selected Financial Data," the financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year ends on December 31.

Comparison of the Years Ended December 31, 2002 and 2003

  Revenue

	Year Ended December 31, 2002	Year Ended December 31, 2003	% Change 2002 to 2003
	(in millions, except percentages)
Retail revenue	$20.4	$27.1	32.8%
Percentage of total revenue	65.8%	59.6%
Business revenue	$10.8	$18.4	70.4
Percentage of total revenue	34.8%	40.4%
Stock-based sales discounts	$(0.2)	$—	*
Percentage of total revenue	* %	* %

Total revenue	$31.0	$45.5	46.8%

*
Percentage not meaningful.

        The growth in retail revenue was attributable to a 39.4% increase in the number of units sold, which was offset by a 5.6% decrease in retail average unit sales price. We believe the increase in retail revenue was primarily due to an increased focus on marketing initiatives and website improvements that enhanced customer acquisition and retention. In 2003, $1.2 million of retail revenue was attributable to a project with one of our library customers. We do not expect to generate a similar amount of revenue from a single library project in 2004.

        The growth in business revenue was attributable to a 74.1% increase in the number of units sold. The majority of this increase came from our largest business customers who shifted from a model under which our booksellers fulfilled orders through our distribution center to a model under which our booksellers located in the United States and Canada ship directly to end customers located in those countries. This shift resulted in reduced shipping and handling costs, allowing us to reduce prices, which we believe resulted in increased sales volume. Although this shift began in the fourth quarter of 2002, we did not recognize the full impact of this shift until the third quarter of 2003, when Barnes&Noble.com completed its adoption of our new shipping model. In addition, our business revenue also increased because we realized the full-year impact of our acquisition of new business customers in 2002, and acquired new business customers in 2003. These increases were offset by declining revenues from other business accounts and a 2.4% decrease in our business average sales price.

        Sales outside of the United States and Canada represented 9.8% of our total revenue in 2002 and 11.8% of our total revenue in 2003.

        Stock-based sales discounts represent the amortization of fair value at the date of issuance of any warrants we have issued to business customers in connection with initiating our commercial relationship. These discounts were fully amortized by the first quarter of 2002, and resulted in a charge of $0.2 million in 2002.

  Gross Profit

	Year Ended December 31, 2002	Year Ended December 31, 2003	% Change 2002 to 2003
	(in millions, except percentages)
Retail gross profit	$4.8	$5.4	12.5%
Retail gross margin	23.5%	19.9%
Business gross profit	$2.9	$3.3	13.8
Business gross margin	26.9%	17.9%

Total gross profit	$7.7	$8.7	13.0

Total gross margin	24.8%	19.1%

        The decline in total gross margin between 2002 and 2003 was primarily due to a shift in our sales mix from retail customers to business customers. In addition, following the introduction of our pricing and demand technology in the first quarter of 2003, we reduced prices on certain books held in inventory by, or consigned to, our distribution center, resulting in lower gross margin on the sale of those books to retail and business customers.

        The decline in retail gross margin was due primarily to a 4.8% decrease in the retail average unit sales price while the retail average cost per unit remained constant.

        The decline in business gross margin was due to a 2.4% decrease in the business average unit sales price (excluding stock-based sales discounts), and an 11.8% increase in the business average cost per unit during the same period. The decrease in business average unit sales price and increase in the business average cost per unit was due primarily to the shift by some of our business customers to a model under which our booksellers located in the United States and Canada ship directly to end customers in those countries.

  Operating Expenses

	Year Ended December 31, 2002	Year Ended December 31, 2003	% Change 2002 to 2003
	(in millions, except percentages)
Marketing and sales	$3.9	$3.7	(5.1)%
Percentage of total revenue	12.6%	8.1%
Operations	$8.8	$6.7	(23.9)
Percentage of total revenue	28.4%	14.7%
General and administrative	$2.1	$1.9	(9.5)
Percentage of total revenue	6.8%	4.2%
Stock-based compensation	$0.1	$1.1	*
Percentage of total revenue	* %	2.4%
Amortization of goodwill and other intangible assets and impairment of goodwill	$—	$—	*
Percentage of total revenue	* %	* %

Total operating expenses	$14.9	$13.4	(10.1)%

Percentage of total revenue	48.1%	29.5%

*
Percentage not meaningful.

        Marketing and sales expense decreased $0.4 million in 2003 due to lower salary, benefits and rent resulting from headcount reductions that commenced in 2002, and $0.2 million due to lower depreciation. These decreases were offset in part by increased spending on marketing programs. We expect to selectively increase our marketing and sales expenses in the future to increase personnel, and to expand our online marketing programs. We cannot assure you that we will be able to generate revenue to offset such increased expenses.

        Operations expense decreased $1.6 million due to lower salary, benefits and rent resulting from the impact of headcount reductions that commenced in 2002, and $0.5 million due to lower depreciation. We expect to selectively increase our operations expenses in the future to increase personnel and purchase software and equipment to handle the growth of our sales volume. We cannot assure you that we will be able to generate revenue to offset such increased expenses.

        The decrease in general and administrative expense was primarily due to a reduction in depreciation expense of $0.2 million in 2003, offset in part by an increase in bad debt expense. We expect to increase our general and administrative expenses in the future, particularly in 2004 as we incur costs associated with being a public company. We cannot assure you that we will be able to generate revenue to offset such increased expenses.

        The increase in stock-based compensation expense was due to the deferred compensation charge taken in association with the repricing of stock options in 2001 and the increased number of employee stock options granted and amortized in 2003 compared with 2002, offset in part by cancellation of stock options in connection with employment terminations.

  Provision for Income Taxes

        We have recorded no significant provision or benefit for federal income taxes as we have incurred net operating losses since inception. As of December 31, 2003 we had $57.5 million of net operating loss carryforwards which expire in tax years 2018 through 2023, if not utilized. We have aggregate net operating loss carryforwards for California state tax purposes of $21.3 million which expire in tax years 2006 through 2023, if not utilized. We also had separate federal and state research and development tax credits of $0.4 million.

Comparison of Years Ended December 31, 2001 and 2002

  Revenue

	Year Ended December 31, 2001	Year Ended December 31, 2002	% Change 2001 to 2002
	(in millions, except percentages)
Retail revenue	$15.1	$20.4	35.1%
Percentage of total revenue	71.9%	65.8%
Business revenue	$6.7	$10.8	61.2
Percentage of total revenue	31.9%	34.8%
Stock-based sales discounts	$(0.8)	$(0.2)	(75.0)
Percentage of total revenue	* %	* %

Total revenue	$21.0	$31.0	47.6%

* Percentage not meaningful.

        The growth in retail revenue was attributable to a 70.9% increase in the number of units sold, offset in part by a decrease in average unit sales price of 20.8%. We believe that the volume increase was primarily due to shifting our booksellers located in the United States and Canada from a model under which they fulfilled all orders placed on our consumer website through our distribution center to a model under which they ship directly to end customers in those countries. This shift resulted in reduced shipping and handling costs, allowing us to reduce prices, which we believe resulted in increased sales volume.

        The growth in business revenue was attributable to an 84.1% increase in the number of units sold. This increase was attributable to sales growth from existing business customers, the full-year impact of new business customers acquired in 2002, and our acquisition of new business customers in 2002.

        Sales outside of United States and Canada represented 11.2% of our total revenue in 2001 and 9.8% of our total revenue in 2002.

  Gross Profit

	Year Ended December 31, 2001	Year Ended December 31, 2002	% Change 2001 to 2002
	(in millions, except percentages)
Retail gross profit	$4.8	$4.8	—%
Retail gross margin	31.8%	23.5%
Business gross profit	$1.1	$2.9	163.6
Business gross margin	16.4%	26.9%

Total gross profit	$5.9	$7.7	30.5%

Total gross margin	28.0%	24.8%

        The decline in total gross margin and the decline in retail gross margin was due to our decision to shift our booksellers located in the United States and Canada from a model under which they fulfilled all orders placed on our consumer website through our distribution center to a model under which they ship directly to end customers in those countries. Primarily as a result of this shift, the retail average cost per unit declined 11.7% from 2001 to 2002, while the retail average selling price per unit decreased 20.8%.

        The increase in business gross margin was primarily due to a decrease in equity based sales discounts. The business average selling price per unit (excluding stock-based sales discounts) decreased 11.8% in 2002, which was offset by a decrease in business average cost per business unit of 11.8%.

  Operating Expenses

	Year Ended December 31, 2001	Year Ended December 31, 2002	% Change 2001 to 2002
	(in millions, except percentages)
Marketing and sales	$3.8	$3.9	2.3%
Percentage of total revenue	18.1%	12.6%
Operations	$10.2	$8.8	(14.3)
Percentage of total revenue	48.6%	28.4%
General and administrative	$4.1	2.1	(49.3)
Percentage of total revenue	19.5%	6.8%
Stock-based compensation	$0.6	$0.1	(88.7)
Percentage of total revenue	2.9%	* %
Amortization of goodwill and other intangible assets and impairment of goodwill	$1.3	$—	(96.9)
Percentage of total revenue	6.2%	* %

Total operating expenses	$20.0	$14.9	(25.6)%

Percentage of total revenue	95.2%	48.1%

* Percentage not meaningful.

        The increase in marketing and sales expense as a percentage of total revenue was primarily due to increased spending on marketing programs, offset in part by headcount reductions in the third and fourth quarters of 2001 and in each quarter of 2002 resulting in lower salary, benefits and rent.

        Operations expense decreased $1.5 million due to lower salary, benefits and rent resulting from the impact of headcount reductions in the second and third quarters of 2001 and in each quarter of 2002, offset in part by increases in other operations expenses.

        The decrease in general and administrative expense was primarily due to lower facilities and employee-related costs due to the closure of our U.K. office in the fourth quarter of 2001, and lower costs associated with headcount reductions that commenced in 2001. Lower bad debt expense of legal, audit and tax expenses also contributed to the decrease in general and administrative expense.

        Stock-based compensation declined due to fewer employee stock option grants in 2002 as compared to 2001, and a lower estimated price per share of common stock on average in 2002 compared with 2001, offset in part by cancellation of stock options in connection with employment terminations.

        In 2001, we amortized $1.1 million of goodwill associated with our acquisition of Bibliocity. In 2002, we adopted SFAS No. 142 which requires that any remaining goodwill is evaluated at least annually for impairment, rather than being amortized. In 2001, we determined that our goodwill associated with two acquisitions completed in the fourth quarter of 1998 and the first quarter of 2000 had been impaired and recorded a charge of $0.2 million. There was no goodwill impairment recorded in 2002.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly results of operations data for the eight most recent quarters ended December 31, 2003, as well as such data expressed as a percentage of our revenue for the periods presented. The information in the table below should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands, except per share data)
Statements of Operations Data:
Revenue:
Product revenue	$5,739	$7,362	$8,285	$9,836	$10,350	$10,025	$11,799	$13,282
Stock-based sales discounts	(178)	—	—	—	—	—	—	—

Total revenue	5,561	7,362	8,285	9,836	10,350	10,025	11,799	13,282
Cost of product revenue	3,830	5,786	6,236	7,486	8,562	8,029	9,523	10,668

Gross profit	1,731	1,576	2,049	2,350	1,788	1,996	2,276	2,614

Operating expenses:
Marketing and sales(1)	899	939	1,114	973	908	887	909	964
Operations(1)	2,194	2,376	2,112	2,083	1,739	1,636	1,625	1,692
General and administrative(1)	575	451	547	486	509	466	472	477
Stock-based compensation	31	54	60	(79)	66	290	325	399
Amortization of goodwill and other intangible assets	12	11	11	5	9	10	10	10
Impairment of goodwill	—	—	—	—	—	—	—	—

Total operating expenses	3,711	3,831	3,844	3,468	3,231	3,289	3,341	3,542

Operating loss	(1,980)	(2,255)	(1,795)	(1,118)	(1,443)	(1,293)	(1,065)	(928)
Interest income	34	29	25	19	15	13	11	11
Interest expense	(9)	(9)	(6)	(7)	(9)	(13)	(17)	(19)
Other expense, net	25	21	24	(213)	(31)	(2)	(20)	(48)

Loss before income taxes	(1,930)	(2,214)	(1,752)	(1,319)	(1,468)	(1,295)	(1,091)	(984)
Provision for income taxes	4	5	5	5	—	—	—	—

Net loss	(1,934)	(2,219)	(1,757)	(1,324)	(1,468)	(1,295)	(1,091)	(984)
Dividends and accretions on redeemable preferred stock	(1,486)	(1,486)	(1,486)	(1,486)	(1,492)	(1,492)	(1,492)	(1,492)

Net loss applicable to common stockholders	$(3,420)	$(3,705)	$(3,243)	$(2,810)	$(2,960)	$(2,787)	$(2,583)	$(2,476)

Net loss per common share—basic and diluted(2)	$(3.06)	$(3.28)	$(2.84)	$(2.44)	$(2.55)	$(2.38)	$(2.20)	$(2.09)

Weighted average common shares outstanding—basic and diluted(2)	1,117	1,131	1,141	1,151	1,163	1,171	1,175	1,183

(1)
Amounts exclude stock-based compensation as follows:

Marketing and sales	$(24)	$(17)	$(6)	$(55)	$(8)	$67	$75	$85
Operations	18	18	21	(24)	36	68	75	61
General and administrative	42	50	44	(1)	38	155	175	253

	$36	$51	$59	$(80)	$66	$290	$325	$399

(2)
See Note 2 of Notes to Financial Statements for discussion regarding computation and presentation.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(as a percentage of total revenue)
Statements of Operations Data:
Revenue:
Product revenue	103.2%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Stock-based sales discounts	(3.2)	—	—	—	—	—	—	—

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of product revenue:	68.9	78.6	75.3	76.1	82.7	80.1	80.7	80.3

Gross profit	31.1	21.4	24.7	23.9	17.3	19.9	19.3	19.7

Operating expenses:
Marketing and sales(1)	16.2	12.8	13.4	9.9	8.8	8.8	7.7	7.3
Operations(1)	39.5	32.3	25.5	21.2	16.8	16.3	13.8	12.7
General and administrative(1)	10.3	6.1	6.6	4.9	4.9	4.6	4.0	3.6
Stock-based compensation	0.6	0.7	0.7	(0.8)	0.6	2.9	2.8	3.0
Amortization of goodwill and other intangible assets	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1

Total operating expenses	66.8	52.0	46.3	35.3	31.2	32.7	28.4	26.7

Operating loss	(35.7)	(30.6)	(21.6)	(11.4)	(13.9)	(12.8)	(9.1)	(7.0)
Interest income	0.6	0.4	0.3	0.2	0.1	0.1	0.1	0.1
Interest expense	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other expense, net	0.4	0.3	0.3	(2.2)	(0.3)	—	(0.2)	(0.4)

Loss before income taxes	(34.9)	(30.0)	(21.1)	(13.5)	(14.2)	(12.8)	(9.3)	(7.4)
Provision for income taxes	0.1	0.1	0.1	0.1	—	—	—	—

Net loss	(35.0)	(30.1)	(21.2)	(13.6)	(14.2)	(12.8)	(9.3)	(7.4)
Dividends and accretions on redeemable preferred stock	(26.7)	(20.2)	(17.9)	(15.1)	(14.4)	(14.9)	(12.6)	(11.2)

Net loss applicable to common stockholders	(61.7)%	(50.3)%	(39.1)%	(28.7)%	(28.6)%	(27.7)%	(21.9)%	(18.6)%

(1)
Amounts exclude stock-based compensation as follows:
Marketing and sales	(0.4)%	(0.2)%	(0.1)%	(0.6)%	(0.1)%	0.7%	0.6%	0.6%
Operations	0.3	0.2	0.3	(0.2)	0.3	0.7	0.6	0.5
General and administrative	0.8	0.7	0.5	—	0.4	1.5	1.5	1.9

	0.7%	0.7%	0.7%	(0.8)%	0.6%	2.9%	2.7%	3.0%

Discussion of Quarterly Results of Operation

        Our revenue generally follows a seasonal pattern that we believe is typical of the overall book industry. As a percentage of total revenue for the year, we have generally had weaker demand in the quarter ending in June when compared to the quarters ending in March, September and December. We expect this pattern to continue. While we have experienced these patterns throughout our operating history, we cannot assure you that the results of any particular future quarter will follow this pattern. In addition to this seasonal pattern, our quarterly results for 2002 and 2003 reflect the following:

  •
  Beginning in the second quarter of 2002, we required our booksellers located in the United States and Canada to begin shipping directly to our consumer website customers located in those countries. Prior to this change, all books were shipped through our distribution center. This shift resulted in reduced shipping and handling costs, allowing us to reduce prices, which we believe stimulated demand and increased sales volume and our overall revenue.

  •
  Beginning in the fourth quarter of 2002, but not having its full impact until the third quarter of 2003, we shifted our booksellers to a direct shipment model with respect to sales through certain of our business customers, in particular Barnes&Noble.com, to end customers located in the

    United States and Canada. This shift also resulted in reduced shipping and handling costs, allowing us to reduce prices, which we believe stimulated demand and increased sales volume and our overall revenue.

  •
  In the first quarter of 2003, we increased our inventory reserve for obsolete and slow-moving inventory to $1.2 million as of March 31, 2003 from $0.9 million at December 31, 2002.

        Gross margin decreased from 31.1% in the quarter ended March 31, 2002 to 21.4% in the quarter ended June 30, 2002 because of the shift to require booksellers located in the United States and Canada to ship directly to our consumer website customers in those countries. Gross margin decreased from 23.9% in the quarter ended December 31, 2002 to 17.3% in the quarter ended March 31, 2003, primarily due to the increase in our reserve for obsolete and slow-moving inventory in the first quarter of 2003. Since the second quarter of 2003, gross margin has been relatively stable between 19.3% and 19.9% because, during this period:

  •
  our average unit selling prices have been more stable;

  •
  we have substantially completed our move of requiring booksellers to ship directly to end customers;

  •
  our mix of retail revenue and business revenue has generally stabilized; and

  •
  we have been able to more accurately assess the market price of, and demand for, books purchased by our distribution center.

        As a percentage of net revenue, operating expenses have decreased each quarter since the beginning of 2002, except for the second quarter of 2003. This trend is primarily due to the fact that, in terms of absolute dollars, quarterly operating expenses have remained relatively flat during this time period, while net revenue has generally increased.

        The increased net loss in the quarter ended June 30, 2002 compared with the immediately preceding quarter resulted primarily from lowering our prices prior to the change in our fulfillment model in the second quarter of 2002. The increase in loss before income taxes in the quarter ended March 31, 2003 was due primarily to an increase in the reserve for obsolete and slow-moving inventory.

Liquidity and Capital Resources

        To date, we have funded our operations primarily through private sales of equity securities and borrowings. As of December 31, 2003 we had raised a total of $58.8 million, net of offering costs, from the issuance of preferred stock. As of December 31, 2003, our sources of liquidity consisted of $0.5 million in cash and cash equivalents and we had negative $1.0 million in working capital. We have a $1.25 million line of credit with Silicon Valley Bank, which bears interest at the bank's prime rate, plus 2.0%, with a floor of 6.25%. As of December 31, 2003, $0.5 million was outstanding under the line of credit and the bank's prime rate was 4.25%. The line of credit will mature on June 29, 2004. We are required to pay a fee of 0.25% per year on the unused portion of the line of credit. The line of credit is secured by a security interest in all of our tangible and intangible assets, and contains financial covenants including maintaining a certain level of tangible net worth. We currently intend to renew this line of credit.

        Net cash flow used in operating activities was $8.3 million in 2001, $4.6 million in 2002, and $0.7 million in 2003. Uses of cash were primarily to fund net losses and changes in working capital.

        Net cash flow used in investing activities was $0.8 million in 2001, $0.3 million in 2002, and $0.3 million in 2003. Uses of cash flow for investing activities include capital expenditures for property and equipment. Net cash used in investing activities during 2002 and 2003 and $0.4 million relate to capital expenditures.

        Net cash flow provided by financing activities was $4.8 million in 2001 and $0.6 million in 2002. Net cash flow used in financing activities was $0.4 million in 2003. In 2001, cash from financing activities primarily consisted of net proceeds from the issuance of Series E preferred stock, offset in part by repayments of notes payable. In 2002, net cash provided by financing activities consisted of $0.8 million from borrowings on a line of credit which was offset by debt repayments of $0.5 million. In 2003, net cash used in financing activities consisted of $0.3 million from net payments on lines of credit and $0.2 million in repayments of debt.

        We lease our facilities under operating lease agreements that expire in 2006. We also lease equipment under operating and capital lease agreements that expire at various dates through 2007. The following presents our prospective future lease payments under these agreements (in thousands):

Year Ended December 31,	Capital leases	Equipment	Total
2004	$92	$174	$266
2005	90	166	256
2006	67	80	147
2007	3	—	3

Total minimum lease payments	$252	$420	$672

        On February 18, 2004, we sold 611,746 shares of our Series F preferred stock at $7.85 per share for gross proceeds of $4.8 million. As the deemed fair value of the common stock to be received upon conversion of the preferred stock is greater than the conversion price of the preferred stock at the date the preferred stock was issued, a beneficial conversion feature will result in a non-cash charge of up to approximately $2.6 million to be recorded in the first quarter of 2004. This non-cash charge will be recorded as a deemed dividend. We believe that we have sufficient cash and available borrowings under our line of credit with Silicon Valley Bank to meet our operating and capital requirements for at least the next twelve months. Long-term, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise additional funds through public or private equity or debt financing or from other sources. We cannot assure you that additional financing will be available on acceptable terms, or at all.

        If adequate funds are not available to satisfy either short- or long-term capital requirements, we might be required to limit our operations significantly and our business might fail.

Quantitative and Qualitative Disclosures about Market Risk

        We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities.

        At December 31, 2003, we had $0.5 million in cash and cash equivalents. A hypothetical 10% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flow of these instruments.

Effect of Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Statement of Financial Accounting Standard (SFAS) No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for long-lived assets to be disposed of. We adopted SFAS No. 144 on January 1, 2002. The initial adoption of SFAS No. 144 did not have a significant impact on our reporting for impairment or disposals of long-lived assets.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when the costs are incurred rather than at the date of a commitment to an exit disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57, and 107, and rescission of FIN 34, "Disclosure of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligation does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 31, 2002. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock- based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ended after December 31, 2002. The interim disclosure provisions are effective for interim periods beginning after December 15, 2002. We continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not have any ownership in any variable interest entities as of December 31, 2002. We will apply the consolidation requirement of FIN 46 in future periods if it should own any interest in a variable interest entity.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet: (1) a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specific or determined date or upon an event that is certain to occur; (2) a financial instrument, other than an outstanding share, that embodies an obligation to replace the issuer's equity shares, or is indexed to such obligation, and requires the issuer to settle the obligation by transferring assets; and (3) a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of equity shares if the monetary value of the obligation is based solely or predominantly on (a) a fixed monetary amount, (b) variations in something other than fair value of the issuer's equity shares, or (c) variations inversely related to changes in the fair value of the issuer's equity shares.

        In November 2003, The FASB issued FASB Staff Position No. 150-3, which deferred the effective dates of applying certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests for public and nonpublic entities or public entities, SFAS No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effect for all other financial instruments as of the first interim period beginning after June 15, 2003.

        For mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by a subsidiary under the exception in paragraph 9 of SFAS no. 150, but would be classified as liabilities by the parent, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely. For other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions of SFAS No. 150 are deferred indefinitely. For those instruments, the measurement guidance for redeemable shares and noncontrolling interests in other literature shall apply during the deferral period.

        Upon completion of our initial public offering, all of our preferred stock will be converted into common stock. As a result, we do not expect this statement to have any impact on our financial statements.

BUSINESS

OVERVIEW

        Alibris operates an online marketplace for used and hard-to-find books. We use the Internet and our specialized technology and logistics capabilities to aggregate this highly fragmented market by bringing buyers and sellers together. Our selection of over 35 million books is supplied primarily by our international network of over 5,000 professional independent booksellers. We provide these independent booksellers with specialized inventory management, logistics and distribution services to assist them in increasing their sales volume. Additionally, we use our knowledge of the used and hard-to-find book market to selectively purchase or consign low-cost book inventory from retailers, publishers, non-profit organizations and liquidators, which we resell to our retail and business customers.

        We maintain multiple sales channels through which books are sold. We provide consumers one of the largest selections of book titles on the Internet through our website, www.alibris.com. In addition, we enable libraries to meet their special collections and replacement needs through our library website. We also maintain business relationships with online and traditional book retailers and wholesalers, including several of the largest online and traditional book retailers such as Amazon.com, Barnes&Noble.com and Borders, which use us to supply used and hard-to-find books to their customers.

        Alibris has built a strategic position in the used and hard-to-find book market by bringing together a broad selection and multiple sales channels. We have developed a powerful data architecture that enables us to classify supply, demand and price information associated with our sellers and our selling activities, and in the process we have developed deep market knowledge. This allows us to offer inventory management and pricing services to our sellers, effectively purchase and consign inventory, and efficiently market to our customers. In addition, our logistics services enable a "many-to-many" distribution system that aggregates supply from thousands of sellers and distributes products through multiple sales channels. This allows us to satisfy the differing logistics needs of our many suppliers and business customers.

INDUSTRY OVERVIEW

        Books are available through a wide variety of stores, catalogs and websites. Book purchasing lends itself particularly well to online shopping because of the ease of viewing and comparing a wide selection of products quickly via the web. Generally, the book market is fragmented among independent bookstores, large chain bookstores, book clubs, internet retailers, mass merchandisers and warehouse clubs.

        Historically, the market for used and hard-to-find books has been fragmented and inefficient for both consumers and booksellers. These problems affect consumers, independent retailers of used books and large retailers of new books in the following ways:

  •
  Consumers. In general, consumers of used and hard-to-find books have relied on their local, independently owned used bookstores to supply them with books. However, because of resource and capacity constraints, we believe these booksellers cannot offer a wide enough selection of books to meet the varied tastes of the potential customers in the areas they serve. To find a desired title or price, to compare prices, or to locate books of a desired quality, consumers must search from bookstore to bookstore. We believe that a combination of the unreliable title selection at any given bookstore, the inconvenience of searching from store to store, and the inability to easily compare prices have contributed to an unsatisfying, inefficient and time-consuming shopping experience for consumers.

  •
  Independent Used Book Sellers. Since most second-hand bookstores are independently owned and serve local markets, we believe most sellers of used and hard-to-find books cannot easily reach customers outside of their local markets and, therefore, find it difficult to sell their inventory efficiently. Because they tend to be small businesses, these booksellers are resource constrained, which prevents them from developing and maintaining adequate inventory levels.

  •
  Large Retailers of New Books. We believe that large retailers of new books are seeking to broaden their offerings by including a greater selection of used and hard-to-find titles. However, these retailers have generally not sought to create and maintain their own inventory of used and hard-to-find titles due to the operational challenges of selling used books in a highly automated retail environment designed for standard new book sales. Additionally, both larger traditional and online retailers of new books have avoided developing and maintaining supply from networks of independent used booksellers because the cost of creating the necessary infrastructure is a low return investment for any one given retailer.

As a result of these difficulties, we believe there is a considerable degree of unsatisfied demand in the market for used and hard-to-find books, which frustrates both consumers, used booksellers and new book retailers.

THE ALIBRIS SOLUTION

        We create an effective and more efficient market for used and hard-to-find books. We provide our retail customers with quick and convenient access to used and new books, as well as special-order, out-of-print, international, and other hard-to-find books. We operate an online marketplace for independent professional booksellers to price and sell their products through a variety of online and traditional retail channels and give more established online and traditional book retailers a convenient and cost-effective way to broaden their product offerings with used and hard-to-find book titles.

        Consumers.    We offer consumers one of the largest selections of book titles on the Internet through our website, www.alibris.com. Key advantages for our retail customers include:

  •
  Broad selection of titles. We offer approximately 35 million books, some of which are different copies, editions or collectible copies of the same title. While we focus on providing used and hard-to-find books, we also offer new books to supplement our offerings to our retail customers.

  •
  Competitive pricing with a money-back guarantee. Our retail customers may review and compare the price and quality of used and hard-to-find titles from a variety of independent sellers on our website, and can compare prices against new alternatives. We back all purchases with a money-back guarantee.

  •
  Convenient and efficient shopping. We help our customers to find books quickly and conveniently using user-friendly search and browse engines. In addition, our matching technology enables us to display content, such as cover art, synopses, excerpts, reviews and subject classifications, for books without standard commercial number identifiers, which helps consumers make more informed purchase decisions.

        Our library customers benefit from the same advantages as our retail customers. In addition, we also can handle these customer's institutional needs by, among other things, accepting and processing purchase orders and consolidating multiple orders into one shipment that is invoiced as a single order.

        Independent used booksellers.    We offer our booksellers a means to access a wider customer base and outsourced solutions for offering their books online. Key advantages for our booksellers include:

  •
  Increased customer reach. We provide our booksellers access to a broad range of widely dispersed customers. Sellers are able to offer their products on our consumer website, on our library website and through a variety of online retailers, such as Amazon.com and Barnes&Noble.com. Traditional book retailers such as Borders and Books-A-Million also use our network to offer their customers used and hard-to-find titles.

  •
  Integrated selling tools and services. Our booksellers can improve their operations and sales efficiency with our integrated set of services and selling tool, including:

  —
  inventory management services that facilitate effective cataloging;

  —
  automatic updating of listings across our diverse set of sales channels;

  —
  order management and payment services to complete purchase orders and track payments; and

  —
  returns processing and customer service, enabling our booksellers to focus on buying and cataloging their inventory.

We believe these tools and services help our booksellers grow their revenue and manage their online sales at costs significantly lower than they would incur to do it themselves, while improving our retail customers' shopping experience.
  •
  Improved pricing. Our network of independent professional booksellers can use our proprietary commercial cataloging tools to catalog their inventory, and the Alibris Pricing Service to compare their prices to those in the market and update their prices to more accurately reflect prevailing market prices. We believe these offerings help them to remain competitive and increase sales volume.

        New book retailers.    We provide our business customers, including several of the largest online and traditional book retailers, several key advantages:

  •
  Outsourced solution for aggregating a supply of used and hard-to-find books. We enable new book retailers to offer used and hard-to-find books to their customers without devoting significant time and resources to developing and maintaining their own inventory or distribution networks. Our business customers can rely on us to manage the supply network and create and maintain the technical linkages necessary to process orders and payments between their customers and a disparate supply network.

  •
  Private label solutions and consolidated, flexible shipping. Our patent pending NetDock technology offers retailers the ability to have their orders shipped in packaging with their own branding or invoices. We also can consolidate multiple orders into a single shipment, which improves the offering of our business customers by lowering their shipping costs and improving institutional processing.

  •
  Enable better merchandising. Our specialized technology allows us to standardize and otherwise utilize non-uniform data received from our booksellers and match it to our database to generate content of interest to the end customer.

BUSINESS STRATEGY

        We believe that our broad selection, multiple sales channels, deep market knowledge and specialized logistics allow us to compete successfully in the market for used and hard-to-find books. We intend to continue to use and build on these competitive advantages to grow our sales of used and hard-to-find books as well as to expand into new geographic markets and product categories. We believe that we have opportunities to grow our business, increase revenue and achieve profitability by continuing to implement the following strategies:

  •
  Increase and diversify our product offering. We intend to expand our product offerings by growing the selection of book titles offered by sellers and our own inventory of used, new and hard-to-find books. Our efforts are focused on increasing our supply of titles by growing our network of booksellers, small independent publishers and university presses. In addition, we believe that our experience and infrastructure can be applied to other media product offerings, such as used movies and music, which we believe are highly fragmented and present opportunities that are similar to the used and hard-to-find book market.

  •
  Grow revenue through expanding marketing and sales activities. We intend to use our customer and market knowledge to continue to grow our retail and library customer sales through online direct marketing activities and improvements to website merchandising and customer retention efforts. We also intend to increase seller participation in our business customer programs, and to invest in infrastructure systems to support growth in our business channels and pursue new business customer opportunities, some of which are outside of the United States.

  •
  Leverage our market knowledge and logistics assets. We intend to grow and improve our proprietary classification systems and continue to use them, together with historical sales and transaction data from our website, to identify books that we can purchase in large quantities and that we believe we can sell quickly and profitably. We will also continue to use this data to improve and grow bookseller usage of the Alibris Pricing Service and to provide other services to our independent professional booksellers. Better pricing of our bookseller's inventory can improve their sales and ours.

  •
  Expand geographic reach. We intend to enter new geographic markets, particularly in English-speaking areas, such as the United Kingdom and Australia. We intend to accomplish this by attracting additional international booksellers, retail customers and business customers through direct marketing efforts and by creating local websites for overseas customers.

KEY FEATURES OF OUR BUSINESS

Broad selection

        We integrate over 35 million books in our database from an international network of thousands of independent professional booksellers. Additionally, we use our market knowledge and logistics to purchase or take on consignment book inventory for our distribution center. To supplement our offerings to our retail customers we also sell new books acquired from the Ingram Book Group. Our selection includes used, new and hard-to-find books across virtually all genres, including fiction and literature, nonfiction, history, biography and religion.

        Independent Professional Seller Network.    We currently have relationships with over 5,000 booksellers. Our network of sellers primarily includes sellers in North America, the United Kingdom and Australia, with other international sellers from over 40 countries worldwide. We also offer titles from a limited number of small and independent publishers.

        We provide our booksellers with services to enable, facilitate and improve their sales and quality of service. These services are summarized below.

Service Offerings	Description
Inventory management	Enables our booksellers to make their inventory available for sale and automatically update their listings across our diverse set of sales channels.
Order management	Enables our booksellers to easily process orders from a broad variety of customers and increase customer satisfaction without significant investments in resources and infrastructure.
Business management	Enables our booksellers to manage their business better through payment processing, reporting and other services.
Alibris Pricing Service	A subscription-based online tool that allows sellers easy access to our proprietary market knowledge and the ability to accurately and efficiently price and reprice their used book inventory.

        We also provide support services to answer our booksellers' technical, financial, or operational questions, using our staff and customer relationship management tools.

        To ensure the reliability of our service, we seek to work only with sellers that are professional and reliable. Presently, we require our sellers to maintain acceptable levels of service and prefer that they list at least 500 items for sale. We enter into agreements with these sellers that detail our respective responsibilities.

        Purchased and consigned inventory.    We have assembled a proprietary data architecture through which we can quickly and efficiently distinguish and classify millions of used and hard-to-find titles. Combining this architecture with current inventory listings and our historical transaction data, we can estimate prevailing market prices and estimate demand for individual book titles, which we use to manage our own inventory more profitably. We purchase books for our own inventory from a variety of sources. We negotiate high volume contracts with retailers, wholesalers, liquidators and publishers for returned, remaindered, overstock or damaged inventory. We also provide tools to non-profit organizations such as select Goodwill Industries regions and others, that allow us to select books that are sent to us on a consignment basis.

        New titles.    To supplement our offerings to our retail customers, we sell new books supplied and fulfilled directly by wholesalers. As of December 31, 2003, we offered over 600,000 new titles primarily supplied by the Ingram Book Group on our consumer website.

        Movies and music.    We added movies and music offerings to our consumer website in 2003. Currently, we have more than 200 sellers of used movies and music in our network. We enter into direct relationships with our movies and music sellers on similar terms as with our booksellers. Although revenue from movies and music sales has not been significant to date, we believe that this will represent a growing percentage of our business in the future as we continue to improve our network of suppliers, our catalog assets, our customer base, and our marketing and merchandising initiatives.

Multiple sales channels

        Retail Sales.    Through our consumer website, www.alibris.com, our retail customers can browse and purchase from a selection of over 35 million books. We design our site to appeal to our targeted demographic of educated professionals between the ages of 35 and 55 who are avid readers and frequent online buyers. We have acquired approximately one million customers since our inception. Based upon data we have collected since January 2003, we estimate that approximately 30% of our new customers make at least one repeat purchase within twelve months.

        We serve our library customers, which consist primarily of academic institutions seeking to replace books or to meet the needs of special collections, at www.alibris.com/library. Libraries use our services to obtain single vendor access to thousands of domestic and international independent professional booksellers. We had over 6,000 library customers in 2003, and we estimate that there are over 30,000 library institutions in the United States.

        Business Customers.    We supply used and hard-to-find books to several of the largest traditional and online book retailers. We believe that our services provide a convenient and cost-effective way for these retailers to expand their product offerings. The table below identifies our most significant business customers, based on revenue in 2003.

• Amazon.com websites • Barnes&Noble.com • Books-A-Million • Borders Group, Inc.	• eBay and Half.com by eBay • Indigo/Chapters • Ingram Book Group • Powell's Books

        The terms of these relationships vary by business customer. In some cases, we use our brand in connection with these sales, and in other cases we effectively serve as a specialty wholesaler to these business customers. For some of our business customers, such as Amazon.com and Barnes&Noble.com, we offer titles from both our network of independent professional sellers as well as our own inventory, while in other cases only the owned and consigned books in our distribution center are offered for sale. When we offer titles from our independent professional seller network, major online retailers, such as Amazon.com and Barnes&Noble.com, typically require that our sellers in the United States and Canada ship directly to their customers in those countries. Traditional retailers and some wholesalers typically require either branded fulfillment or order consolidation and delivery to their stores.

        All business customers require that we provide them with accurate, continually updated inventory information. The manner in which we accomplish this requirement varies, with some customers preferring to receive a replicated copy of our inventory, with immediate deletions from inventory as items sell on other channels, and inventory additions or modifications several times each day. Other business customers prefer to use our technology to access our inventory from their websites or web-based electronic ordering systems in real-time. Business customers also generally require that we process orders electronically based on their systems standards.

        Across our retail and business segments, our revenue to date has been derived primarily from accounts in the United States; revenue from outside of the United States represented 13.1%, 11.7% and 13.4% of our revenue in 2001, 2002 and 2003, respectively.

Deep market knowledge

        We have developed a deep understanding of the used and hard-to-find book market using a combination of our proprietary catalog, software and database assets. We leverage our market knowledge by:

  •
  providing pricing and inventory management services to our booksellers;

  •
  providing high quality data to our retail and business customers;

  •
  buying and consigning, and quickly selling, large quantities of used, remaindered, donated and returned books, with a high degree of confidence in current prices and market demand;

  •
  cost-effectively marketing to retail customers; and

  •
  merchandising our broad selection.

        We have developed an extensive bibliographic book catalog that allows us to categorize all titles, regardless of the date of print and without using standard unique commercial numeric identifiers, such as International Standardized Book Numbers (ISBNs). This ability enables us to maintain and expand our supply of books, and distinguishes us from other retailers who do not process, or have difficulty processing, older books that are not subject to standard classification schemes. We derive our proprietary catalog by combining standard commercial databases with information from a variety of other non-commercial sources, such as library databases.

        We have also designed systems that standardize the otherwise non-uniform data of our booksellers and accurately and efficiently match this data against our catalog. This standardizing and matching technology allows us to provide a variety of seller services, such as our inventory management services, and to implement consumer conveniences, such as search and browse engines and enhanced product content, including cover art, synopses, excerpts, reviews and subject classifications. We believe these benefits improve customer satisfaction and facilitate book sales.

        We also use our proprietary catalog, together with our inventory information and historical transaction data, to estimate current prices and analyze historical demand, supply and pricing trends.

This pricing information enables the Alibris Pricing Service and allows us to gauge demand and improve our buying and selling decisions associated with our own inventory. In addition, the market knowledge we obtain through this process helps us to optimize our marketing and merchandising efforts by enabling us to classify our customers' purchases and to cost-effectively acquire customers by assessing performance of online purchases by genre, author and titles.

Specialized logistics

        We offer customers and sellers specialized logistics services. Our logistics services enable a "many-to-many" distribution system that aggregates supply from thousands of sellers and distributes products through multiple sales channels. Our patent-pending NetDock technology allows us to process hundreds of inbound and outbound shipping variables for any one order. This enables us to accept shipments from a wide variety of sources and to provide sellers and customers with low cost solutions to their international shipping, order consolidation, invoicing and private label shipping needs.

        We provide these logistics solutions through our distribution center in Sparks, Nevada. Our distribution center operation can be adjusted to accommodate the needs of individual booksellers and our retail and business customers at very low cost using our NetDock technology and accumulated logistical experience. We negotiate competitive shipping rates and integrate our services with a variety of courier, postal and transportation solutions for both domestic and international markets.

        When a consumer purchases a title offered for sale by one of our booksellers, we electronically notify the bookseller. If both the consumer and the seller are located in the United States or Canada, we require the bookseller to ship the item directly to the end customer. If the consumer is located outside of the United States or Canada, we require the bookseller to send the item through our distribution center.

        Library customers rely on our distribution center to consolidate shipments from multiple sellers and to enclose invoices with each shipment. Some of our business customers require us to consolidate and deliver to each store or their distribution centers for their special order books. We also provide these customers with invoicing options and private label shipping services that can be used to promote their brand and enable a seamless shopping experience for their customers.

        Booksellers located outside of the United States and Canada use our distribution center, together with our shipping consolidators, to ship to customers located anywhere in the world quickly and cost-effectively. Conversely, United States and Canadian booksellers use our distribution center to ship to customers located outside of those countries. Our logistics capabilities combined with these distribution services can simplify customs processes and improve the quality of service customers experience.

ADDITIONAL INFORMATION ABOUT OUR BUSINESS

Technology infrastructure and our website

        Our technology infrastructure processes a wide range of data formats from our booksellers and business customers. It manages a very large number of unique items of inventory, a wide range of commercial relationships, and very high transaction volumes. For example, as of December 31, 2003, we:

  •
  maintained over 35 million books for sale, some of which were different copies or editions of the same title and over 500,000 of which changed daily, and processed over one million updates daily;

  •
  maintained relationships with over 5,000 independent professional booksellers and over 20 business customers;

  •
  received bookseller and business customer data in dozens of different formats; and

  •
  maintained multiple forms of inventory management with our business customers and processed orders in multiple formats.

        We seek to address the demands of growth and complexity by creating redundancy where commercially appropriate and continually upgrading our infrastructure. We have systems in place to monitor the use of our technology platforms 24 hours a day, seven days a week. We periodically upgrade various components of that technology to provide scalability and reliable performance. We have fully segregated development, test, and production environments.

        Our public-facing systems, including our websites and our order processing systems, are located at a secure hosting provider. This provider is responsible for providing us with a high-speed, scalable, fault-tolerant Internet connection, clean power and physical security. Our core software is written in a variety of languages and runs on scalable, industry standard platforms. In limited cases, we also use specialized technology tools or license purpose-built tools and technology to support our technology infrastructure.

        Our public-facing servers are protected with redundant firewalls from multiple vendors. Customer financial information is segregated from regular order data and stored in a separate, secure and encrypted database. This customer financial data is only accessible through highly controlled protocols that enable specific financial transactions.

Marketing and Customer Service

        We selectively devote resources to increase demand on our consumer website. Typically, we concentrate our efforts on acquiring highly qualified traffic from general Internet search engines, such as Google and Overture, and from vertical shopping comparison websites, such as Bookfinder and AddAll. Additionally, we operate a program for independent third-party websites to create affiliate links. We list items with shopping comparison engines such as Shopping.com, MSN Shopping and Yahoo! Shopping that also help drive customers to our website. We also engage in a variety of direct marketing e-mail initiatives.

        We provide customer and seller service using software that has enabled us to dramatically reduce the cost to serve both our booksellers and our retail and business customers. We provide e-mail support, but not telephone support, to most of our retail customers. To supplement customer services, we use third-party vendors to reduce costs and provide customer service on demand. We also provide our booksellers and business customers with telephone support.

Intellectual Property

        We believe that our registered trademark, "Alibris," and the brand name recognition that we have developed are of significant value. We strive to preserve the quality of our brand name and protect our trademark and other intellectual property rights to ensure that the value of our proprietary rights is maintained. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. We have applied for two U.S. patents covering our NetDock technology and the Alibris Pricing Service, but we cannot assure you that these patents will be issued.

Competition

        We operate in a highly competitive environment. We principally compete with a variety of Internet and specialty retailers that offer products similar to or the same as our products. Increased competition could result in some combination of price reductions, reduced gross margins, loss of market share and slower growth, any of which could seriously harm our net revenue and results of operations. We currently or potentially compete with a variety of other companies including:

  •
  other online retailers, such as Amazon.com and Barnes&Noble.com;

  •
  large traditional book retailers, such as Borders and Barnes & Noble;

  •
  traditional used and hard-to-find book retailers, such as independent second-hand bookstores;

  •
  online auction websites, such as eBay;

  •
  Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and MSN; and

  •
  Listing services, which are online classified advertising forums, such as the Advanced Book Exchange.

These current and potential competitors include some of our largest business customers, such as Amazon.com and Barnes&Noble.com. Our business customers could and, in some cases, do maintain on their websites a market for used and hard-to-find books not supplied by Alibris. Those business customers that do not maintain a separate market could decide to do so without us; to the extent that these business customers internally develop their own offerings of used and hard-to-find books, they would directly compete with us.

        Many of our traditional and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established or well-financed entities may become, or join with other, online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, offer popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

        In addition, new or currently unconventional book formats and means of distribution could lower demand and margins in the market for used and hard-to-find books and undermine any competitive advantages we may have. If e-books, electronic publishing, print-on-demand and other similar technologies gain greater prominence in the book market, second-hand books might lose their appeal. Consumers could prefer an electronically formatted or delivered title over a new or used one, which could cause sales of traditional new, used and hard-to-find books to decline, limit our future supply of books and harm our revenue. Further, books that derive value from their scarcity could become less valuable, if they become available electronically, which could harm margins in the used and hard-to-find book market and cause our revenue to decline. If a broad selection of titles becomes available for electronic distribution and consumers adopt these new means of obtaining books, our supply of books, market knowledge and logistics capabilities would become less valuable and others would be able to more effectively compete with us.

        The U.S. book retailer industry and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years, and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond successfully to changes in the book retailer industry and online commerce sectors. Competition in the used and hard-to-find book industry is primarily based on a combination of price, selection and quality of service. Through the combination of our broad selection, multiple sales channels, market knowledge and specialized logistics, we believe that we compete effectively in each of these categories across both our retail and business segments. While we believe that we are competing effectively in the market for used and hard-to-find books, if we are unable to maintain or increase our market share or compete effectively, our business, financial condition and operating results would be adversely affected.

Seasonality

        We experience seasonality in our business that we believe is typical of the overall book industry. We have generally had weaker demand in the quarter ending in June when compared to the quarters ending in March, September and December. We expect this pattern to continue. While we have experienced these patterns throughout our operating history, we cannot assure you that the results of any particular future quarter will follow this pattern.

Employees

        As of December 31, 2003, we had a total of 49 full-time employees, all of which were located in the United States, including 9 in marketing and sales, 31 in operations and 9 in general and administrative. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

        Our future operating results depend in significant part on the continued service of our key technical, sales and senior management personnel. Other than as described in "Management—Employment, Severance and Change of Control Arrangements," none of these individuals is bound by an employment agreement.

Facilities

        We lease approximately 9,000 square feet of office space for our corporate headquarters in Emeryville, California, under a lease that expires in October 2007. We also operate an approximately 100,000 square foot warehouse and distribution facility in Sparks, Nevada, under a service contract with a month-to-month term. This contract also provides us with access to contract workers to staff our distribution center. We believe that our existing distribution center facilities are adequate for our current needs, and that we would be able to lease additional space on commercially acceptable terms. We are currently in the process of locating additional office space for expansion of our principal offices. We cannot assure you that suitable alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

        Interloc, Inc., our corporate predecessor, provided booksellers with e-mail services and an online listing service. Three weeks after the completion of our merger with Interloc in 1998, we learned that Interloc was the subject of an investigation by the U.S. Attorney's Office in the District of Massachusetts. The investigation was prompted by the actions of two employees working in Greenfield, Massachusetts. It was based on allegations that these employees had both before and for a short period of time after the merger intercepted e-mails sent to booksellers using Interloc's e-mail services, and had shortly after the merger accessed protected computers of a potential systems service provider, in each case without their authorization. We cooperated fully with the federal investigation and conducted our own investigation. Although the U.S. Department of Justice found no evidence of compensable harm to any business or retail customer, we discontinued all operations in Greenfield and discontinued providing e-mail services to booksellers. Following the completion of its investigation, in November 1999, the U.S. Department of Justice filed a criminal information against Alibris and, in separate actions, indictments against the two employees. As a successor in interest to Interloc with an interest in a full and prompt resolution of this matter, we pled guilty to criminal charges and paid a fine of $0.25 million.

        One of these individuals, who was a former officer and director and whose employment was terminated in 1999, has challenged the claims of the U.S. Department of Justice. If this individual prevails, we may be subject to indemnification claims arising out of this matter. This former employee has also alleged that we made unspecified false accusations and committed other unspecified tortious acts and offered to settle his claims without litigation if we paid him $1.0 million. As of the date of this prospectus, we are not aware that a lawsuit has been filed with respect to these allegations and claims. We dispute these allegations and intend to defend vigorously against any related action or claim. Although it is not possible to ascertain the definitive outcome of any litigation involving these potential claims, an unfavorable outcome may harm our financial condition. The cost of litigation, regardless of the outcome, may also harm our financial condition.

        We are not a party to any other potentially material legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business.

MANAGEMENT

Directors and Executive Officers

        The following table presents information regarding our directors and executive officers as of March 1, 2004.

Name	Age	Position
Martin J. Manley	51	President, Chief Executive Officer, Secretary and Director
Steven G. Gillan	43	Chief Financial Officer
Brian P. Elliott	36	Chief Operating Officer
Peggy DeLeon	44	Vice President, Employee, Customer and Seller Relations
Mark Nason	41	Vice President, Operations
Michael W. Schaffer	43	Vice President, Engineering
Amal M. Johnson(2)	51	Director
Robert B. Kaplan(1)(3)	59	Director
Michael A. Keller(2)(3)	58	Director
Paul H. Klingenstein(1)	48	Director and Chairman of the Board

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

        Martin J. Manley has served as our President, Chief Executive Officer and Secretary and as a member of our Board of Directors since May 1998. Mr. Manley also served as a consultant and independent contractor to our predecessor, Interloc, Inc. from October 1997 to May 1998. Prior to joining Alibris, from December 1995 to June 1997, Mr. Manley served as Managing Director of Strategy and Business Services for Kaiser Permanente, a healthcare company. Mr. Manley previously held positions with McKinsey & Co., a management consulting firm, and as Assistant Secretary of Labor for the United States Department of Labor. Mr. Manley's employment agreement provides that Mr. Manley's employment is contingent upon his appointment to and continued membership on our Board of Directors. Mr. Manley holds a BS in politics and education from the University of California at Santa Cruz and an MBA from Harvard University.

        Steven G. Gillan has served as our Chief Financial Officer since February 2002. Mr. Gillan served as our Vice President of Accounting and Controller from May 2000 to February 2002 and as our Director of Accounting and Corporate Controller from December 1999 to May 2000. Prior to joining Alibris, from December 1990 to December 1999, Mr. Gillan served in a number of capacities, including Vice President of Finance, at Raychem Corporation, a materials science company. Mr. Gillan holds a BS in accountancy from the University of Illinois and an MBA from the University of Chicago.

        Brian P. Elliott has served as our Chief Operating Officer since June 2003. Mr. Elliott served as our Senior Vice President, Sales and Marketing from October 2000 to June 2003 and as our Vice President, Business Development from June 1999 to October 2000. Prior to joining to Alibris, from August 1993 to June 1999, Mr. Elliott served in a number of positions, including Manager, for The Boston Consulting Group, Inc., a management consulting firm. Mr. Elliott holds a BS in economics and mathematics from Northwestern University and an MBA from Harvard University.

        Peggy DeLeon has served as our Vice President, Employee, Customer and Seller Relations since June 1999. Prior to joining Alibris, from August 1995 to December 1998, Ms. DeLeon served as Vice

President, Human Resources for Red Brick Systems, Inc., a data warehousing software company. Ms. DeLeon holds a BS in organizational behavior from the University of San Francisco.

        Mark Nason has served as our Vice President, Operations since May 1998. Prior to joining Alibris, from March 1982 to January 1998, Mr. Nason served in a number of capacities, including Customer Resource Group Manager, at United Parcel Service, Inc. Mr. Nason holds a BS in finance and an MBA from the University of Nevada.

        Michael W. Schaffer has served as our Vice President, Engineering since July 2001. From May 2001 to July 2001, Mr. Schaffer served us as a consultant and independent contractor. From December 2000 to May 2001, Mr. Schaffer served as an independent contractor, providing technical consulting services to DaniloBlack USA, a publishing company and QuantumShift, Inc., a communications management solution company. From July 1999 to November 2000, Mr. Schaffer served as Vice President of Engineering for Interactive Bureau, LLC, an Internet services agency. From August 1998 to June 1999, Mr. Schaffer served in a number of technical positions for Documentum, Inc., a web-based software application developer (now a division of EMC Corporation), including most recently as Manager, Development Services. From August 1994 to June 1998, Mr. Schaffer served in a variety of technical and managerial positions, most recently as Manager, Web Infrastructure Team at Sybase, Inc., an enterprise software company. Mr. Schaffer holds a BS in engineering from the University of Pennsylvania.

        Amal M. Johnson has served as a member of our Board of Directors since May 1999. Ms. Johnson served in a number of positions, including general partner, of Lightspeed Venture Partners (formerly Weiss, Peck and Greer Venture Partners), a venture capital partnership and a significant stockholder of ours, since March 1999. From January 1998 to December 1998, she served as President of Baan Supply Chain Solutions, a supply chain solutions company. Ms. Johnson also serves as a director of Blue Martini Software, Inc., a sales and marketing solution company, and MAE Software, Inc., a merger and acquisition efficiency company. Ms. Johnson holds a BA in math and physics from Montclair State University (formerly Montclair College).

        Robert B. Kaplan has served as a member of our Board of Directors since February 2004. Since April 2003, Mr. Kaplan has served as Chief Knowledge Officer, and since December 2003 he has served as acting Chief Information Officer of Silicon Valley Bank. From February 2000 to April 2003, Mr. Kaplan served several companies as an executive counselor and consultant. In 2002, Mr. Kaplan served as Acting Chief Executive Officer of Netliant, Inc., a software company. From February 1998 to February 2000, Mr. Kaplan served as our Chief Technology Officer on a consulting basis. Mr. Kaplan holds a BA in economics from Yale University and an MBA from Stanford University.

        Michael A. Keller has served as a member of our Board of Directors since November 1999. Since 1994, Mr. Keller has served as University Librarian and Director of Academic Information Resources for Stanford University. In 1995, Mr. Keller founded HighWire Press, an online academic journal publishing company and serves as Publisher. Mr. Keller also serves as a director of Cisco Learning Institute, an education technology integration company and Long Now Foundation, a time-focused cultural institution. Mr. Keller holds a BA in biology and music from Hamilton College, an MLS from State University of New York, Geneseo, and an MA in musicology from State University of New York, Buffalo.

        Paul H. Klingenstein has served as a member of our Board of Directors since October 1998 and as Chairman of the Board since February 2004. Mr. Klingenstein has served as general partner of Aberdare Ventures, a venture capital partnership and a significant stockholder of ours, since April 1999 and has served as managing director of Aberdare Management Co., LLC since April 1999. Mr. Klingenstein also serves as general partner of Prosper Partners, a family investment partnership. Mr. Klingenstein also serves as a director of Ample Medical, Inc., a medical device company, Anacor Pharmaceuticals, a pharmaceutical company and Neuroscience Solutions Corp., a therapeutic software company. Mr. Klingenstein holds a BA in anthropology from Harvard University and an MBA from Stanford University.

        Each of our executive officers will serve in his or her office until he or she resigns or is removed from office. There are no family relationships among any of our directors and executive officers.

Board of Directors Composition

        We currently have seven authorized directors, with five directors serving and two vacancies. Our current directors were elected pursuant to voting provisions contained in an investor rights agreement that we entered into with certain holders of our common stock and holders of our preferred stock. Upon the closing of this offering, these Board of Director designation rights will be terminated. Upon such termination, none of our stockholders will have any special rights regarding representation on our Board of Directors; however, under the terms of Mr. Manley's employment agreement, membership on our Board of Directors is a condition of his employment.

        We intend to amend and restate our certificate of incorporation upon the consummation of this offering. The amended and restated certificate of incorporation will divide our Board of Directors into three classes:

  •
  Class I directors, whose term will expire at the annual meeting of stockholders expected to be held in 2005;

  •
  Class II directors, whose term will expire at the annual meeting of stockholders expected to be held in 2006; and

  •
  Class III directors, whose term will expire at the annual meeting of stockholders expected to be held in 2007.

        At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. The Class I directors currently consist of Ms. Johnson and Mr. Manley; the Class II directors currently consist of Messrs. Keller and Klingenstein; and the Class III director is currently Mr. Kaplan.

        In addition, we intend to amend our bylaws upon the consummation of this offering to provide that only the Board of Directors may fill vacancies on the Board of Directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        This classification of the Board of Directors and the provisions described above, and certain other provisions we intend to adopt prior to the completion of this offering, may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions."

Committee Composition

        Our Board of Directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

        Audit Committee.    The audit committee provides oversight of our audit and financial reporting process and internal control procedures, and reviews and evaluates our financial statements, accounting practices and our internal audit and control functions, selects and provides oversight of our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The members of our audit committee are Mr. Kaplan and Mr. Klingenstein.

        Compensation Committee.    The compensation committee reviews and makes recommendations to our Board of Directors concerning the compensation and benefits and the performance of our officers and directors, administers our equity compensation and employee benefits plans and reviews general policy relating to compensation and benefits. The members of our compensation committee are Ms. Johnson and Mr. Keller, with Ms. Johnson serving as the Chairperson of the compensation committee. Each member of this committee is a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act and an "outside director," as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

        Nominating and Governance Committee.    The members of our nominating and governance committee are Messrs. Kaplan and Keller. The nominating and governance committee makes recommendations to our Board of Directors concerning candidates for election to our Board of Directors and other corporate-governance related matters.

        Each member of these committees is an "independent director" as normally defined in Rule 4200 of the Marketplace Rules of the National Association of Securities Dealers, Inc.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the Board of Directors or compensation committee of any entity that has one or more of its executive officers serving on our Board of Directors or our compensation committee.

        Mr. Klingenstein was the sole member of our compensation committee during fiscal year 2003. Our compensation committee currently consists of Ms. Johnson and Mr. Keller.

Preferred Stock Financings.

        Entities associated with Lightspeed Venture Partners purchased 72,836 shares of Series E preferred stock in July 2001 and 305,876 shares of Series F preferred stock in February 2004. Ms. Johnson is currently an employee of Lightspeed Venture Partners.

        Entities associated with Aberdare Ventures purchased 145,674 shares of Series E preferred stock in July 2001 and 127,450 shares of Series F preferred stock in February 2004. Mr. Klingenstein is the general partner of Aberdare Ventures and may be deemed to own beneficially the shares held by entities associated with Aberdare Ventures.

        Entities associated with Prosper Partners purchased 10,325 shares of Series E preferred stock in July 2001 and 4,319 shares of Series F preferred stock in February 2004. Mr. Klingenstein is a general partner of Prosper Partners and may be deemed to own beneficially the shares held by entities associated with Prosper Partners.

  Director Compensation

        Following the consummation of this offering, our non-employee directors will receive annual compensation of $10,000, a $2,500 per meeting fee, our Audit Committee Chairperson will receive an additional $5,000 per year and our Compensation Committee Chairperson will receive an additional $2,500 per year. Prior to the consummation of this offering, our non-employee directors did not receive cash compensation for their services as directors. None of our employee directors receive cash compensation for their services as directors. All of our directors, including our non-employee directors, are reimbursed for their reasonable expenses in attending Board of Directors and Board of Directors committee meetings.

        After the completion of this offering each non-employee director who is a member of our Board of Directors or first becomes a member of our Board of Directors will be granted an option to purchase 15,000 shares of common stock under our 2004 equity incentive plan. We will adjust this award to reflect the unvested portion of any option held by an existing director to ensure that all directors begin their Board service after the completion of this offering with options to purchase 15,000 unvested shares of common stock. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 3,000 shares of common stock under the 2004 equity incentive plan if the director has served continuously as a member of the Board of Directors for at least one year. Each option has or will have an exercise price equal to the fair market value of our common stock on the date of grant and has or will have a 10-year term and will terminate three months following the date the director ceases to provide services to us as a director or a consultant or 12 months following that date if the termination is due to death or disability. All options granted under the 2004 equity incentive plan will vest ratably over a 48-month period. In the event of our dissolution or liquidation or a change in control transaction, options granted to our non-employee directors under the plan will become completely vested and exercisable in full.

Executive Compensation

        The following table presents compensation information for the fiscal year ended December 31, 2003 awarded to, earned by, or paid to our chief executive officer and each of our five other most highly compensated executive officers whose salary and bonus for fiscal 2003 was more than $100,000. We refer to these executives as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

			Long Term Compensation Awards
	2003 Annual Compensation
Name and Principal Position			Securities Underlying Options	All Other Compensation*
	Salary	Bonus(1)
Martin J. Manley President, Chief Executive Officer and Secretary	$225,000	$30,078	52,333	$719
Brian P. Elliott Chief Operating Officer	192,188	8,594	37,334	5,653
Michael W. Schaffer Vice President, Engineering	157,500	—	22,334	7,665
Steven G. Gillan Chief Financial Officer	144,000	5,156	23,833	7,533
Mark Nason Vice President, Operations	144,000	—	23,833	4,587
Peggy DeLeon Vice President, Employee, Customer and Seller Relations	135,000	4,297	20,417	5,024

*
Represents health insurance benefits and $87 in group term life insurance.
(1)
Bonuses received in January 2004.

Stock Option Grants in Last Fiscal Year

        The following table presents information regarding grants of stock options during the fiscal year ended December 31, 2003 to the named executive officers. We granted these options to the named executive officers under our 2000 equity incentive plan. All options granted under the 2000 equity incentive plan are immediately exercisable and are either incentive stock options or nonqualified stock options. Except as set forth in the footnotes to the table below, we have a right to repurchase the shares issued upon exercise of these options at the original purchase price if they are unvested at the time the grantee terminates employment with us. Except as set forth in the footnotes to the table below. This repurchase right lapses as to 25% of the shares on the first anniversary of the date of grant and the remainder expire ratably over a 36-month period thereafter. The option agreements relating to the shares listed in the table below which are subject to our right of repurchase provide that upon a change of control of Alibris, 100% of the named executive officer's unvested shares will automatically vest and our right of repurchase will fully lapse. All of the options listed on the following table expire ten years from the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our Board of Directors on the date of grant. The percentage of total options granted to employees in 2003 is based on options to purchase a total of 233,088 shares of our common stock granted in 2003.

        Potential realizable values are computed by:

  •
  multiplying the number of shares of common stock subject to a given option by the exercise price per share;

  •
  assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

  •
  subtracting from that result the aggregate option exercise price.

        The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.

Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Martin J. Manley(1)	2,333 8,333 41,667	1.0 3.6 17.9%	$0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	$968 3,459 17,295	$2,454 8,765 43,828
Brian P. Elliott(2)	1,500 6,667 29,167	0.6 2.9 12.5	0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	623 2,767 12,106	1,578 7,013 30,680
Michael W. Schaffer(3)	667 5,000 16,667	0.3 2.2 7.2	0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	277 2,075 6,918	702 5,259 17,532
Steven G. Gillan(4)	1,333 5,833 16,667	0.6 2.5 7.2	0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	553 2,421 6,918	1,402 6,136 17,532
Mark Nason(5)	1,333 5,833 16,667	0.6 2.5 7.2	0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	553 2,421 6,918	1,402 6,136 17,532
Peggy DeLeon(6)	1,250 5,000 14,167	0.5 2.2 6.1	0.66 0.66 0.66	2/26/2013 6/18/2013 10/15/2013	519 2,075 5,880	1,315 5,259 14,902

(1)
Mr. Manley's options for 2,333 and 8,333 shares were fully vested at the time of grant.
(2)
Mr. Elliott's options for 1,500 and 6,667 shares were fully vested at the time of grant.
(3)
Mr. Schaffer's options for 667 and 5,000 shares were fully vested at the time of grant.
(4)
Mr. Gillan's options for 1,333 and 5,833 shares were fully vested at the time of grant.
(5)
Mr. Nason's options for 1,333 and 5,833 shares were fully vested at the time of grant.
(6)
Ms. DeLeon's options for 1,250 and 5,000 shares were fully vested at the time of grant.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 2003 and unexercised options held as of December 31, 2003 by each of the named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated on the basis of the initial public

offering price of $    , less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our 1998 stock option plan and/or our 2000 equity incentive plan.

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
	Number of Shares Acquired on Exercise
Name		Value Realized
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Martin J. Manley	—	$—	126,333	—	$	$—
Brian P. Elliott	—	—	78,667	—		—
Michael W. Schaffer	—	—	59,917	—		—
Steven G. Gillan	—	—	54,167	—		—
Mark Nason	16,191		20,556	—		—
Peggy DeLeon	10,789		31,958	—		—

(1)
All options are immediately exercisable, and, when and if exercised, will be subject to a repurchase right held by Alibris, which right lapses in accordance with the respective vesting schedules for such options.

Employment, Severance and Change of Control Arrangements

        Martin J. Manley's employment agreement, dated April 1, 1998, provides for an initial annual salary of $60,000, with an increase to at least $144,000 tied to our revenue and our ability to pay competitive compensation to our other executives, and eligibility for standard benefits and incentive bonuses that may be established from time to time. This agreement also provides for his election to the Board of Directors as a condition of employment. This agreement continues until it is terminated upon written notice by Mr. Manley or by us. If his employment is terminated for any reason, he is entitled to receive his salary and other benefits, including any bonus he may have earned, through the date of his termination. If his employment is terminated by us without cause or if he terminates his employment within twelve months following a change in control, in addition to any compensation and benefits to which he is entitled through the date of his termination, he is entitled to receive in one lump sum his then-current annual base salary and continuance of his and his immediate family's health benefits for twelve additional months after that date, plus acceleration of any unvested options and restricted stock owned by him on such date. In addition, Mr. Manley will be entitled to exercise his stock options for at least twelve months following the date of such termination. In the event Mr. Manley voluntarily terminates his employment within twelve months following any constructive termination not in connection with a change of control, Mr. Manley shall receive all the aforementioned severance benefits, with the exception that only two-thirds of all unvested options and restricted stock owned by Mr. Manley on such date shall vest. In each case, our obligation to make any severance payments is expressly conditioned upon Mr. Manley's execution and delivery of a general release and waiver of all claims.

        On May 20, 1999, Mr. Manley also received an option to purchase 38,690 shares of our common stock at an exercise price of $2.15 per share under the 1998 stock option plan, of which 9,672 shares vested on April 1, 2000 and the remainder vested ratably over the 36-month period thereafter. On October 26, 1998, pursuant to his employment agreement, we also issued Mr. Manley 20,833 shares of restricted common stock at a price of $0.38 per share for services rendered to us as a consultant and independent contractor and, upon the achievement of certain target revenue, paid him a bonus to compensate him for income taxes associated with this issuance. The shares purchased by Mr. Manley were subject to our right to repurchase any unvested shares upon termination of his employment prior to April 2001. In each case, Mr. Manley would be able to purchase or exercise any unvested shares within 12 months of the termination.

        Officer Severance Agreements.    In January 2004, we entered into separate officer severance agreements with each of Messrs. Elliott, Gillan, Schaffer and Nason, and Ms. DeLeon, that provide for severance payments under circumstances related to termination of employment with us. Under the agreement, if we terminate an officer without cause, or if he or she terminates his or her employment due to a constructive termination, he or she will be entitled to receive his or her then-current salary and health insurance benefits, in each case, for 6 months following such termination. In addition, if within 12 months following a change in control of Alibris, we terminate an officer without cause, or if he or she terminates his or her employment due to a constructive termination, then such officer will be entitled to receive in one lump sum an amount equal to his or her then-current annual salary and continuance of his or her health insurance benefits for 12 months following such termination. These officers will also be eligible for senior executive level outplacement services following any termination resulting in any of these severance benefits.

        Acceleration of stock option vesting upon a change of control.    The 1998 stock option plan and 2000 equity incentive plan provide that if we are merged or consolidated with another entity, or sell all or substantially all of our assets, and the optionee's employment or service with us is terminated without cause within 6 months following such transaction, 12.5% of the shares subject to each option or restricted stock award held by such optionee at the time, which is granted under the 1998 stock option plan and 12.5% of the then unvested shares subject to each option or restricted stock award held by such optionee at the time, which is granted under the 2000 equity incentive plan will automatically accelerate and become vested. Other of our current stock option agreements with our officers and non-employee directors provide that if we are merged or consolidated with another entity or sell all or substantially all of our assets, and the officer's employment is terminated without cause or constructively terminated within 12 months following a change in control transaction, then 100% of the officer's unvested shares will automatically accelerate and become vested. For additional information, see "—Employee Benefit Plans and Option Grants."

Employee Benefit Plans and Option Grants

1998 Stock Option Plan and 2000 Equity Incentive Plan

        As of December 31, 2003, options to purchase 14,167 shares of our common stock were outstanding under our 1998 stock option plan. The options outstanding under the 1998 stock option plan had a weighted average exercise price of $0.60 per share. As of December 31, 2003, options to purchase 515,674 shares of our common stock were outstanding under our 2000 equity incentive plan. The options outstanding under the 2000 equity incentive plan had a weighted average exercise price of $0.69 per share. Our employees, consultants and directors were eligible to receive awards under the 2000 equity incentive plan. We discontinued granting options under our 1998 stock option plan upon our adoption of our 2000 equity incentive plan. Upon the effective date of our 2004 equity incentive plan, we do not intend to grant options under our 2000 equity incentive plan. However, any outstanding options under our 1998 stock option plan or 2000 equity incentive plan will remain outstanding and subject to our 1998 stock option plan and 2000 equity incentive plan, as applicable, and related stock option agreements until they are exercised or until they terminate or expire by their terms. Except for the acceleration provisions discussed above, outstanding options under our 1998 stock option plan or 2000 equity incentive plan are subject to terms substantially similar to those described below with respect to options granted under our 2004 equity incentive plan.

2004 Equity Incentive Plan

        The 2004 equity incentive plan will serve as the successor to our previously existing stock option plans. This plan will become effective on the date of our initial public offering prospectus and will terminate after 10 years, unless it is terminated earlier by our board. The plan will authorize the award of options, restricted stock awards and stock bonuses. No stock options have been granted under this plan.

        Our 2004 equity incentive plan will be administered by the compensation committee of our Board of Directors. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

        Our 2004 equity incentive plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.

        The maximum term of the options granted under our 2004 equity incentive plan is ten years. The awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Options granted under our 2004 equity incentive plan expire one month after the termination of the optionee's service to us or to a parent or subsidiary of ours for cause, three months if the termination is for reasons other than death, disability or cause, or 12 months if the termination is due to death or disability. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, the options may be assumed or substituted by the successor company. Except for options granted to non-employee directors, options that are not assumed or substituted will expire on the transaction at the time and on the conditions as our compensation committee will determine. In the event of a change in control transaction in which an optionee, other than a non-employee director, is terminated without cause within 12 months following the change in control, our current stock option agreements provide for 12 months of accelerated vesting of the optionee's shares of our common stock.

        There will be                        shares of our common stock initially reserved for issuance under our 2004 equity incentive plan, which will include the shares of our common stock reserved under our 1998 stock option plan and 2000 equity incentive plan that were not issued or subject to outstanding awards on the date of our initial public offering prospectus. The number of shares reserved for issuance under this plan will be increased by:

  •
  the number of shares of our common stock issued under our 1998 stock option plan or 2000 equity incentive plan that we repurchase at the original purchase price; and

  •
  the number of shares of our common stock issuable upon exercise of options granted under our 1998 stock option plan or 2000 equity incentive plan that expire, are terminated or become unexercisable at any time after this offering without having been exercised in full.

        In addition, under the terms of our 2004 equity incentive plan, the number of shares of our common stock reserved for issuance under the plan will increase automatically on January 1 of each year starting in 2005 by an amount equal to 5% of our total outstanding shares as of the immediately preceding December 31.

        Shares available for grant and issuance under our 2004 equity incentive plan include:

  •
  shares of our common stock issuable upon exercise of an option granted under this plan that expires, is terminated or cancelled before the option is exercised;

  •
  shares of our common stock issued upon exercise of any option granted under this plan that we repurchase at the original purchase price;

  •
  shares of our common stock subject to awards granted under this plan that are forfeited or that we repurchase at the original issue price; and

  •
  shares of our common stock subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

        During any calendar year, no person will be eligible to receive more than                   shares, or                   shares in the case of a new employee, under our 2004 equity incentive plan.

2004 Employee Stock Purchase Plan

        The 2004 employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code, and is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis following the date of this prospectus. Our compensation committee administers the 2004 employee stock purchase plan. Our employees generally are eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in our 2004 employee stock purchase plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2004 employee stock purchase plan, eligible employees may acquire shares of our common stock through payroll deductions, or through a single lump sum cash payment in the case of the first offering period. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. For the first offering period, employees were automatically granted an option based on 15% of their cash compensation during the first purchase period. An employee's participation in this plan will end automatically upon termination of employment for any reason. In the event of a change in control transaction, this plan will continue with regard to any offering periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation's stock on each purchase date, unless otherwise provided by our compensation committee.

        No participant will be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the 2004 employee stock purchase plan. Except for the first offering period, each offering period will be for two years and will consist of four six-month purchase periods. The first offering period will begin on the date of this prospectus. The first purchase period may be more or less than six months long. After that, the offering periods will begin on February 1 and August 1. The purchase price for shares of our common stock purchased under the 2004 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee has the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period.

        We have reserved                        shares of our common stock for issuance under the 2004 employee stock purchase plan. The number of shares reserved for issuance under the plan will increase automatically on January 1 of each year, starting in 2005, by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our Board of Directors or compensation committee may reduce the amount of the increase in any particular year. The 2004 employee stock purchase plan will terminate in April 2014, unless it is terminated earlier by our Board of Directors.

401(k) Plan

        We sponsor a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code that contains a cash or deferred arrangement governed by Section 401(k) of the Code. Employees who have attained at least 18 years of age are generally eligible to become participants in the plan on the first day of the calendar quarter coinciding with or next following the date they have completed one hour of service in a month. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants may also make after-tax contributions subject to the statutory limit on annual additions to defined contribution plans and applicable nondiscrimination tests under the Code. We do not make contributions on behalf of participants to the plan. Pre-tax contributions by participants to the plan and the income earned on such contributions are generally not taxable to participants until withdrawn. The income earned on after-tax contributions made by participants to the plan is generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law.

Indemnification of Directors and Officers and Limitation of Liability

        Our certificate of incorporation, which we intend to adopt following the closing of this offering, includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

These provisions are permitted under Delaware law.

        Our bylaws, which we intend to adopt following the closing of this offering, provide that:

  •
  we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

  •
  we may indemnify our other employees and agents as permitted by Delaware law;

  •
  the rights conferred in the bylaws are not exclusive.

These provisions are permitted under Delaware law.

        In connection with our sale and issuance of Series F preferred stock in February 2004, we entered into an indemnification agreement with Amal M. Johnson, a director of ours, and Weiss Peck & Greer

Venture Partners (an affiliate fund of Lightspeed Venture Partners, one of our principal stockholders, and the employer of Ms. Johnson). We also entered into a substantially similar indemnification agreement with Paul H. Klingenstein, a director of ours, and Aberdare Ventures (one of our principal stockholders, of which Mr. Klingenstein is general partner). These indemnification agreements provide for indemnification of these directors and their affiliate funds for certain expenses (including attorney's fees), costs, damages, judgments, penalties and settlements arising out of such party's service as a director, officer, employee or agent, control person or fidiciary of ours or of any other company or enterprise to which such party is serving at our request (all subject to certain exemptions set forth in such agreements). The indemnification provided pursuant to the terms of these agreements will not apply to events occurring 90 days after the date that Ms. Johnson or any other person designated by or affiliated with Lightspeed Venture Partners no longer serves as a member of our Board of Directors. Prior to the completion of this offering, we intend to enter into our standard form of indemnification agreement with each of our other current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought. However, one former officer and director is involved in certain legal proceedings and, if this individual prevails, we may be subject to indemnification claims. See "Business—Legal Proceedings."

        We intend to obtain liability insurance for our directors and officers, including coverage for public securities matters, prior to the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Other than the employment and severance agreements described in "Management," and the transactions described below, since January 1, 2001 there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  •
  in which the amount involved exceeded or exceeds $60,000; and

  •
  in which any director, executive officer, holder of more than 5% of any class of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Financings

        In July and September 2001, we sold an aggregate of 775,543 shares of Series E preferred stock at a purchase price of $6.86 per share. In February 2004, we sold an aggregate of 611,746 shares of Series F preferred stock at a purchase price of $7.84 per share.

        The following table summarizes the shares of Series E and Series F preferred stock (reflected on an as-converted into common stock basis) purchased by our executive officers, directors and holders of more than 5% of our outstanding stock.

	Shares of Preferred Stock
Stockholder
	Series E	Series F
Entities associated with Bedrock Venture Partners	189,376	25,488
Entities associated with CMGI@Ventures	141,169	—
Entities associated with Lightspeed Venture Partners	72,836	305,876
Paul H. Klingenstein
Entities associated with Aberdare Ventures(1)	155,999	131,769
Entities associated with KbooK Investors LLC	145,674	104,122
Mark Nason	145	6,372
Brian P. Elliott	145	—

(1)
Includes 10,325 shares of Series E preferred stock and 4,319 shares of Series F preferred stock held by Prosper Partners.

        Ms. Johnson, one of our directors, is an employee of Lightspeed Venture Partners and disclaims beneficial ownership of the shares held by the Lightspeed entities except to the extent of her pecuniary interest in the entities associated with this venture capital firm. Mr. Klingenstein, one of our directors, is a general partner of Aberdare Ventures and may be deemed to own beneficially the shares held by entities associated with Aberdare Ventures. Mr. Klingenstein disclaims beneficial ownership of shares held by Aberdare Ventures except to the extent of his pecuniary interest in this venture capital firm. Mr. Klingenstein is also a general partner of Prosper Partners and may be deemed to own beneficially the shares held by entities associated with Prosper Partners. Mr. Klingenstein disclaims beneficial ownership of shares held by Prosper Partners except to the extent of his pecuniary interest in this investment fund.

Loans to Executive Officers

        Martin J. Manley.    On September 29, 1999, in connection with the exercise of options to purchase common stock granted to Mr. Manley, our President, Chief Executive Officer, Secretary and a member of our Board of Directors, pursuant to our 1998 stock option plan, we provided a loan to Mr. Manley pursuant to a promissory note with an interest rate of 5.50% per annum and with an initial outstanding aggregate principal amount of approximately $98,400. The note is secured by a pledge agreement whereby the stock purchased with the note is pledged as collateral for the note. The promissory note is due on September 29, 2004. As of February 29, 2004, the total aggregate amount owed under the note, including accrued interest, is $124,687.61.

        Brian P. Elliott.    On September 29, 1999, in connection with the exercise of an option to purchase common stock granted to Mr. Elliott, our Chief Operating Officer, pursuant to our 1998 stock option plan, we provided a loan to Mr. Elliott pursuant to a promissory note with an interest rate of 5.50% per annum and with an initial outstanding principal amount of approximately $53,850. The note is secured by a pledge agreement whereby the stock purchased with the note is pledged as collateral for the note. The promissory note is due on September 29, 2004. As of February 29, 2004, the total aggregate amount owed under the note, including accrued interest, is $68,239.

        Steven G. Gillan.    On January 28, 2000, in connection with the exercise of an option to purchase common stock granted to Mr. Gillan, our Chief Financial Officer, pursuant to our 2000 equity incentive plan, we provided a loan to Mr. Gillan pursuant to a secured full recourse promissory note with an interest rate of 6.21% per annum and with an initial outstanding principal amount of approximately $50,000. The note is secured by a pledge agreement whereby the stock purchased with the note is pledged as collateral for the note. The promissory note is due on January 28, 2005. As of February 29, 2004, the total aggregate amount owed under the note, including accrued interest, is $63,954.

        Mark Nason.    On June 29, 1999 and March 11, 2002, in connection with the exercise of options to purchase common stock granted to Mr. Nason, our Vice President, Operations, pursuant to our 1998 stock option plan and 2000 equity incentive plan, respectively, we provided loans to Mr. Nason pursuant to an six promissory notes, one with an interest rate of 5.50% per annum and five others with an interest rate of 4.52% per annum and with an initial outstanding aggregate principal amount under all notes of approximately $29,391. Each note is secured by a pledge agreement whereby the stock purchased with the notes is pledged as collateral for the notes. The promissory note issued in June 1999 is due on June 29, 2004 and the promissory notes issued in March 2002 are due on March 11, 2007. As of February 29, 2004, the total aggregate amount owed under the notes, including accrued interest, is $35,062.

        Peggy DeLeon.    On September 29, 1999, in connection with the exercise of an option to purchase common stock granted to Ms. DeLeon, our Vice President, Employee, Customer and Seller Relations, pursuant to our 1998 stock option plan, we provided a loan to Ms. DeLeon pursuant to a promissory note with an interest rate of 5.50% per annum and with an initial outstanding principal amount of approximately $31,412. The note is secured by a pledge agreement whereby the stock purchased with the note is pledged as collateral for the note. The promissory note is due on September 29, 2004. As of February 29, 2004, the total aggregate amount owed under the note, including accrued interest, is $39,806.

Options

        We issue options for our common stock to our officers and non-employee directors. See "Management—Director Compensation," "—Stock Option Grants in Last Fiscal Year," "—Employment, Severance and Change of Control Arrangements."

Registration Rights

        Pursuant to the terms of our investor rights agreement, which is attached as an exhibit to this registration statement, holders of our preferred stock and certain holders of warrants exercisable for shares of common stock, including certain officers and entities with which certain of our directors are affiliated, have registration rights with respect to the shares of common stock issuable upon conversion of the preferred stock and issuable upon exercise of such warrants and they will continue to have such rights following this offering. See "Description of Capital Stock—Registration Rights."

Indemnification

        In connection with our sale and issuance of Series F preferred stock in February 2004, we entered into an indemnification agreement with Amal M. Johnson, a director of ours, and Weiss Peck & Greer Venture Partners (an affiliate fund of Lightspeed Venture Partners, one of our principal stockholders, and the employer of Ms. Johnson). We also entered into a substantially similar indemnification agreement with Paul H. Klingenstein, a director of ours, and Aberdare Ventures (one of our principal stockholders, of which Mr. Klingenstein is general partner). These indemnification agreements provide for indemnification of these directors and their affiliate funds for certain expenses (including attorney's fees), costs, damages, judgments, penalties and settlements arising out of such party's service as a director, officer, employee or agent, control person or fiduciary of ours or of any other company or enterprise to which such party is serving at our request (all subject to certain exemptions set forth in such agreements). The indemnification provided pursuant to the terms of these agreements will not apply to events occurring 90 days after the date that Ms. Johnson or any other person designated by or affiliated with Lightspeed Venture Partners no longer serves as a member of our Board of Directors. Prior to the completion of this offering, we intend to enter into our standard form of indemnification agreement with each of our other current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. See "Indemnification of Directors and Officers and Limitation of Liability."

PRINCIPAL STOCKHOLDERS

        The following table presents information as to the beneficial ownership of our common stock as of February 29, 2004 and as adjusted to reflect the sale of the common stock in this offering by:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our directors;

  •
  each named executive officer; and

  •
  all executive officers and directors as a group.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Entities associated with Bedrock Capital(1) c/o Volpe Brown Whelan & Company, LLC One Boston Place Boston, MA 02108	926,984	16.7%		%
Entities associated with CMGI@Ventures(2) 200 Brickstone Square, Suite 202 Andover, MA 01810 Attention: Peter Mills	676,447	12.2
Entities associated with Lightspeed Venture Partners(3) 2882 Sand Hill Road, Suite 106 Menlo Park, CA 94025 Attention: Dave Markland	746,353	13.4
Paul H. Klingenstein(4) Entities associated with Aberdare Ventures One Embarcadero Center, Suite 4000 San Francisco, CA 94111	578,214	10.4
Entities associated with KbooK Investors LLC(5) 111 Radio Circle Mt. Kisco, NY 10549	352,909	6.3
Martin J. Manley(6)	318,008	5.7
Mark Nason(7)	100,306	1.8
Brian P. Elliott(8)	104,577	1.9
Steven G. Gillan(9)	62,500	1.1
Amal M. Johnson(10)	—	—
Robert B. Kaplan(11)	29,179	*
Michael A. Keller(12)	7,736	*
Michael W. Schaffer(13)	59,916	1.1
Peggy DeLeon(14)	57,710	1.0
All 10 directors and executive officers as a group(15)	1,318,146	23.7%		%

*
Equals less than one percent.

(1)
Represents 861,964 shares held by Bedrock Capital Partners I, LP, 36,108 shares held by Credit Suisse First Boston Bedrock Fund, LP and 28,912 shares held by VBW Employee Bedrock Fund, LP. Bedrock has informed us that James L. McLean, Jason M. Rosenblath, David J. Duval and Paul W. Brown have voting and dispositive control of these shares.

(2)
Represents 676,447 shares held by CMGI@Ventures IV, LLC. CMGI@Ventures has informed us that Peter H. Mills, Marc D. Poirier and David J. Nerrow have voting and dispositive control of these shares.

(3)
Represents 182,988 shares held by Weiss, Peck & Greer Venture Associates IV, LLC, 23,082 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, LLC, 61,274 shares held by Weiss, Peck & Greer Venture Associates V Cayman, LLC, 298,551 shares held by Weiss, Peck & Greer Venture Associates V, LLC, 2,497 shares held by Weiss, Peck & Greer Venture Associates V-A, LLC, 160,021 shares held by WPG Enterprises Fund III, LLC, 6,715 shares held by WPG Information Sciences Entrepreneur Fund II, LLC, 4,139 shares held by WPG Information Sciences Entrepreneur Fund II-A, LLC, 7,086 shares held by WPG Information Sciences Entrepreneur Fund, LP. Lightspeed Venture Partners has informed us that Philip Greer and Gill Cogan have voting and dispositive control of these shares.

(4)
Represents 516,813 shares held by Aberdare Ventures and 52,693 shares held by Prosper Partners. Includes 3,162 shares of common stock exercisable pursuant to a warrant held by Aberdare Ventures, 3,162 shares of common stock exercisable pursuant to a warrant held by Prosper Partners and 8,708 shares of common stock issuable upon exercise of a fully vested option held by Mr. Klingenstein. Mr. Klingenstein is a general partner of Aberdare Ventures. Mr. Klingenstein disclaims beneficial ownership of shares held by Aberdare Ventures except to the extent of his pecuniary interest in this venture capital firm. Aberdare Ventures has informed us that Mr. Klingenstein has voting and dispositive control of these shares. Mr. Klingenstein is a general partner of Prosper Partners. Mr. Klingenstein disclaims beneficial ownership of shares held by Prosper Partners except to the extent of his pecuniary interest in this investment fund.

(5)
KbooK Investors LLC has informed us that James A. Kohlberg has voting and dispositive control of these shares.

(6)
Includes 55,627 shares subject to our right of repurchase within 60 days of February 29, 2004.

(7)
Includes 1,042 shares subject to our right of repurchase within 60 days of February 29, 2004, and 20,556 shares of common stock subject to immediately exercisable options, 20,000 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of February 29, 2004.

(8)
Includes 39,185 shares subject to our right of repurchase within 60 days of February 29, 2004.

(9)
Includes 417 shares subject to our right of repurchase within 60 days of February 29, 2004 and 49,167 shares of common stock subject to immediately exercisable options, 23,960 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of February 29, 2004.

(10)
Ms. Johnson is an employee of Lightspeed Venture Partners. Ms. Johnson disclaims beneficial ownership of shares held by the Lightspeed entities except to the extent of her pecuniary interest in the entities associated with this venture capital firm.

(11)
Includes 1,111 shares subject to our right of repurchase within 60 days of February 29, 2004.

(12)
Includes 6,667 shares of common stock issuable upon exercise of a fully vested option held by Mr. Keller.

(13)
Includes 47,500 shares of common stock subject to immediately exercisable options, 27,310 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of February 29, 2004.

(14)
Includes 14,585 shares subject to our right to repurchase within 60 days of February 29, 2004.

(15)
Includes 111,967 shares subject to our right of repurchase within 60 days of February 29, 2004 and 117,223 shares of common stock subject to immediately exercisable options, 71,270 which would, if they had been exercised, be subject to our right of repurchase within 60 days of February 29, 2004.

        The percentage of shares beneficially owned prior to the offering is based on 5,566,067 shares of common stock outstanding as of February 29, 2004, assuming that all outstanding preferred stock has been converted into common stock and a six-for-one reverse stock split, each to be effected on or prior to the completion of this offering. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares which are subject to the underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of February 29, 2004 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each listed stockholder is c/o Alibris, 1250 45th Street, Suite 100, Emeryville, California, 94608.

DESCRIPTION OF CAPITAL STOCK

        Before the closing of this offering, we will reincorporate in the state of Delaware. Following the closing of this offering, we intend to amend and restate our certificate of incorporation to eliminate the current rights, preferences and privileges of our preferred stock. Assuming such amended and restated certificate of incorporation is adopted, following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.00001 par value per share, and 5,000,000 shares of preferred stock, $0.00001 par value per share.

        The certificate of incorporation and bylaws that we intend to adopt following the closing of this offering and our investor rights agreement, each described below, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of December 31, 2003, there were 4,611,397 shares of common stock outstanding held by 200 stockholders of record, including 3,400,541 shares that will be issued upon conversion of all outstanding preferred stock and not including the 611,746 shares of Series F preferred stock issued and sold in February 2004.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine. However, pursuant to the terms of our credit facility with Silicon Valley Bank, we have covenanted to refrain from paying or declaring dividends on our stock (except for dividends payable solely in our stock).

        Voting Rights.    Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

        No preemptive or similar rights.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

        Right to receive liquidation distributions.    Upon a liquidation, dissolution or winding-up of Alibris, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon completion of this offering, each outstanding share of Series A preferred stock will be converted into four shares of common stock, each outstanding share of Series B preferred stock will be converted into 1.128550 shares of common stock, each outstanding share of Series C preferred stock will be converted into 1.142687 shares of common stock, each outstanding share of Series D preferred stock will be converted into 1.159771 shares of common stock, and each outstanding share of Series E preferred stock and Series F preferred stock will be converted into one share of common stock. See Note 8 of Notes to Financial Statements for a description of this preferred stock.

        Following this offering, our Board of Directors will be authorized, subject to the limits imposed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our Board of Directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders.

        The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Alibris and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

        As of December 31, 2003, we had outstanding the following warrants to purchase our common stock:

Total number of shares subject to Warrants	Exercise price per share	Expiration date
83,565	$27.12	May 2005
27,855	42.90	March 2006
13,265	3.75	November 2005
666	2.76	September 2004
666	2.15	August 2004
666	2.15	June 2004
59,166	29.83	December 2006

Registration Rights

        Pursuant to the terms of our investor rights agreement, which is attached as an exhibit to this registration statement, holders of approximately 4,012,287 shares of common stock and holders of warrants exercisable for 16,427 shares of common stock or their respective transferees have the right to require us to register such shares with the Securities and Exchange Commission so that those shares may be publicly resold, subject to certain limitations in such agreement.

Right to demand registration.

        At any time six months after this offering, these holders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

        Who may make a demand.    At any time six months after the closing of this offering, the holders of at least 40% of the shares with the registration rights described above have the right to demand that we file a registration statement on a form other than Form S-3, so long as the amount of securities to be sold in that registration will result in aggregate proceeds of at least $20,000,000. If we are eligible to file a registration statement on Form S-3, the holders of 10% of the shares with the registration rights described above will have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration will result in an aggregate price to the public of not less than $2,000,000.

        Number of times holders can make demands.    We will only be required to file an aggregate of two registration statements, provided such registration statements have been declared or ordered effective, on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, we are not required to file more than one such registration statement during any 12-month period.

        Postponement.    We may postpone the filing of a registration statement on a form other than Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. In the case of a registration statement on Form S-3, our postponement period is limited to no more than 60 days once in a 12-month period.

Piggyback registration rights.

        If we register any securities for public sale following our initial public offering, holders of approximately 4,012,287 shares of common stock will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit or exclude the number of shares to be included in a registration statement, provided that no such limitation shall reduce the amount of securities held by the holders of shares with registration rights below 40% of the total amount of securities included in such registration, unless such offering is the initial public offering.

Expenses of registration.

        We will pay all of the expenses relating to any demand, piggyback or Form S-3 registration. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such registration statement, subject to limited exceptions. We are not obligated to pay any underwriting discounts or selling commission applicable to any such registration.

Expiration of registration rights.

        The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder (and its affiliates) may be sold under Rule 144 of the Securities Act in any ninety day period.

Anti-Takeover Provisions

        Provisions of Delaware law and the certificate of incorporation and bylaws that we intend to adopt following the closing of this offering could make the acquisition of Alibris and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of Alibris to negotiate with us first.

  Delaware Law

        Following the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

  Certificate of Incorporation and Bylaw Provisions

        The certificate of incorporation that we intend to adopt following the closing of this offering provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, such certificate of incorporation authorizes undesignated preferred stock, making it possible for our Board of Directors to issue, without further stockholder action, preferred stock having voting or other rights or preferences that could prevent or make more difficult an attempted hostile takeover of Alibris. Further, such certificate of incorporation states that our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. For more information on the classification of our Board of Directors, please see "Management—Board of Directors Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. The bylaws that we intend to adopt following the closing of this offering provide that special meetings of stockholders can be called only by our Board of Directors, the Chairman of our Board, if any, or our President. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by our Board of Directors, the Chairman of our Board, if any, or our President.

NASDAQ National Market Listing

        We have applied to list our common stock on The NASDAQ National Market under the proposed trading symbol "ALBR."

Transfer Agent

        The Transfer Agent and Registrar for our common stock is                        . The transfer agent's address is                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, we will have            shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 2003. Of these outstanding shares, the                        shares sold in this offering will be freely tradable, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining                         shares of our common stock will continue to be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, both of which are summarized below. In addition, substantially all of our stockholders have entered into market stand-off agreements with us and/or lock-up agreements with WR Hambrecht + Co under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 and Rule 701, shares will be available for sale in the public market as follows:

  •
  beginning on the effective date of the registration statement, the            shares sold in this offering will be immediately available for sale in the public market.

  •
  after 180 days following the effective date of the registration statement 4,610,703 additional shares will become eligible for sale in the public market.

  •
  the remaining 612,440 shares will be eligible for sale beginning one year following the effective date of the registration statement.

Lock-Up Agreements

        Each of our officers, directors and holders of a substantial majority of our common stock have agreed, subject to specified exceptions, that, without the prior written consent of WR Hambrecht + Co, they will not, directly or indirectly, sell, offer, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, transfer the economic risk of ownership in, make any short sale, lend, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire any shares of our capital stock (or publicly announce their intention to do any of the foregoing), or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our capital stock, during the 180-day period following the effective date of the registration statement. WR Hambrecht + Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, WR Hambrecht + Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. WR Hambrecht + Co does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods. Substantially all of the shares that are not subject to the underwriters' lock-up agreement are subject to similar contractual lock-up restrictions with us.

Rule 144

        In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate of Alibris, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the 3 months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

        In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, ninety days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

        We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1998 stock option plan, our 2000 equity incentive plan, our 2004 equity incentive plan, our 2004 employee stock purchase plan or any other benefit plan after the effectiveness of these registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of December 31, 2003, there were outstanding options under our benefit plans for the purchase of 529,841 shares of common stock, with an average exercise price of $0.69, each of which options were exercisable and subject to a standard repurchase option in favor of Alibris, or subject to vesting, to the extent such shares were not vested, in accordance with the terms of the grant.

Registration Rights

        Pursuant to the terms of our investor rights agreement, which is attached as an exhibit to this registration statement, holders of approximately 4,012,287 shares of common stock and holders of warrants exercisable for 16,427 shares of common stock or their transferees have registration rights with respect to those shares of common stock. For a discussion of these rights please see "Description of Capital Stock—Registration Rights." After such shares are registered, they will be freely tradable without restriction under the Securities Act.

Warrants

        As of December 31, 2003, we had outstanding warrants to purchase 185,849 shares of common stock. When these warrants are exercised and the exercise price is paid in cash the shares must be held for one year before they can be sold under Rule 144. Warrants to purchase up to 74,429 shares of common stock contain "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying the exercise price in cash. The number of shares which would be issued upon a net exercise would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of common stock could be publicly sold under Rules 144. After the lock-up agreements described above expire, warrants to purchase 74,429 shares of our common stock, which also contain net exercise provisions, will have been outstanding for at least one year.

PLAN OF DISTRIBUTION

        In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC and Pacific Growth Equities, LLC, as representatives of the underwriters, and us, each underwriter has agreed to purchase from us that number of shares of common stock set forth opposite the underwriter's name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Underwriters	Number of Shares
WR Hambrecht + Co, LLC
Pacific Growth Equities, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us, counsel and independent accountants. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

        The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $                              per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                              per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, the underwriters may change the public offering price and other selling terms.

        The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        The fees and expenses of the offering, exclusive of the underwriting discounts, will be approximately $    million. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, printing expenses, expenses incurred in connection with meetings with potential investors, filing fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., fees of our transfer agent and registrar and the listing fees of the NASDAQ National Market.

        An electronic prospectus is available on the website maintained by WR Hambrecht + Co, one of the underwriters in this offering, and may also be made available on websites maintained by other underwriters, selected dealers and selling group members participating in this offering. Other than the prospectus in electronic format, the information on these websites is not part of the prospectus and has not been approved or endorsed by us.

The OpenIPO Auction Process

        The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, the public offering price and the allocation of shares are determined primarily by an auction conducted by the underwriters. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

        The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to the Effectiveness of the Registration Statement

  •
  Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

  •
  The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

  •
  Approximately two business days prior to the registration statement being declared effective, prospective investors receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date.

Effectiveness of the Registration Statement and Confirmation of Bids

  •
  After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer are contacted by e-mail, telephone or facsimile. Potential investors are advised that the registration statement has been declared effective and are requested to confirm their bids.

Closing of the Auction and Pricing

  •
  The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be immediately after the close of trading on the NASDAQ National Market on the same day on which the registration statement is declared effective. However, the date on which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the Securities and Exchange Commission within 15 days after the registration statement is initially declared effective, we will be required to file with the Securities and Exchange Commission and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted. If we are unable to close the auction within 15 days after the registration statement is initially declared effective, the underwriters or dealers will reconfirm all bids by either telephone or email following the filing and effectiveness of the post-effective amendment. After the registration statement has been declared effective, the public offering price of the common stock may be set at a price that is outside the range set forth on the cover of the prospectus.

  •
  All bids that are not confirmed before the time specified by WR Hambrecht + Co, or if the time is not specified, by the close of the auction, are deemed withdrawn.

  •
  Once a potential investor affirmatively confirms its previous bid, the confirmation remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.

  •
  If the public offering price range is changed before or after a potential investor affirmatively confirms a bid, or if the public offering price is outside the public offering range previously provided to the potential investor in the prospectus, the underwriters and participating dealers notify potential investors of the change and that offers will not be accepted until the potential investor has again reconfirmed its bid regardless of whether the potential investor's initial bid was above, below or at the public offering price.

  •
  Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the "clearing price," is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in "Determination of Public Offering Price" below. The public offering price determines the allocation of shares to potential investors, with all bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

  •
  Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor's bid.

  •
  Bidders receiving a pro rata portion of the shares bid receive an allocation of shares on a round lot basis, rounded to multiples of 100 or 1000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has confirmed a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

  •
  The underwriters or a participating dealer notify successful bidders by e-mail, telephone, facsimile or mail that the auction has closed and that their confirmed bids have been accepted. Other bidders are notified that their bids have not been accepted.

  •
  Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile.

        Some underwriters and selected dealers that participate in this offering may request prospective investors to confirm their bids prior to the effective date of the registration statement, if that practice is used by these institutions in connection with initial public offerings that are not conducted using the OpenIPO process. Bidders should carefully review the procedures of, and communications from, the institution through which they bid to purchase our shares. In general, approximately two business days before the registration statement is declared effective, these underwriters and dealers will request potential investors to reconfirm the bids that they have submitted. If a bid is not reconfirmed prior to the close of the auction, it is rejected. If a bid is reconfirmed, it may still be modified or revoked prior to the auction closing; however, if the reconfirmed bid is not revoked prior to the closing of the auction, it is considered a firm bid and may be accepted at the closing of the auction. These underwriters and dealers will also seek reconfirmation of bids in the event that the price range of the offering is changed, or if the initial public offering price is set at a price that is outside the range that has previously been provided to potential investors.

Determination of Public Offering Price

        The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction. The clearing price is used by the underwriters and us as the principal benchmark in determining the public offering price for the stock that will be sold in this offering.

        The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run. The shares subject to the underwriters' over-allotment option are used to calculate the clearing price whether or not the option is actually exercised.

        Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters' assessment of our management, operating results, capital structure and business potential and the demand for and price of similar securities of comparable companies. The underwriters and us may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in the offering.

        The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters and we are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the Commission a post-effective amendment to the registration statement in order to conduct a new auction.

        The following simplified example illustrates how the public offering price is determined through the auction process:

          Company X offers to sell 1,000 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

          The first bid is to pay $10.00 per share for 200 shares. The second bid is to pay $9.00 per share for 300 shares. The third bid is to pay $8.00 per share for 600 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

          Assuming that all of these bids are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

          If the public offering price is the same as the $8.00 per share clearing price, the underwriters would confirm bids at or above $8.00 per share. Because 1,100 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

          If the public offering price is $7.00 per share, the underwriters would confirm bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,000 shares offered, based on the 1,500 shares they requested, or two-thirds of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

          Because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than two-thirds of the shares bid for by such potential investor. Thus, the potential investor who bid for 200 shares may receive a pro rata allocation of 100 shares (one-half of the shares bid for by such potential investor), rather than receiving a pro rata allocation of 133 shares (two-thirds of the shares bid for by such potential investor).

        The following table illustrates the example described above, before rounding down any bids to the nearest round lot, assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

	BID INFORMATION			AUCTION RESULTS
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	200	200	$10.00	180	90%	$8.00	$1,440
	300	500	9.00	270	90	8.00	2,160
Clearing Price	600	1,100	8.00	550	90	8.00	4,400
	400	1,500	7.00	—	—	—	—
	800	2,300	6.00	—	—	—	—

			Total:	1,000			$8,000

Requirements for Valid Bids

        Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co's customary rules, and will not be limited to this offering. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a bid through a WR Hambrecht + Co brokerage account must have an account balance equal to or in excess of the amount of its bid or WR Hambrecht + Co does not accept its bid. However, other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the acceptance of the bid. Conditions for valid bids, including eligibility standards and account funding requirements of other underwriters or participating dealers other than WR Hambrecht + Co, may vary.

The Closing of the Auction and Allocation of Shares

        The auction closes on a date estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The                        shares offered by this prospectus, or                        shares if the underwriters' over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price. These investors are notified by e-mail, telephone, voice mail, facsimile or mail as soon as practicable following the closing of the auction that their bids have been accepted.

        Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on the offering.

        Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

        Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

        We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of            additional shares of our common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

        We have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 180 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our officers, directors and holders of a substantial majority of our common stock have agreed, subject to specified exceptions, that, without the prior written consent of WR Hambrecht + Co, they will not, directly or indirectly, sell, offer, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, transfer the economic risk of ownership in, make any short sale, lend, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire any shares of our capital stock (or publicly announce their intention to do any of the foregoing), or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our capital stock, during the 180-day period following the effective date of the registration statement. WR Hambrecht + Co may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, WR Hambrecht + Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. WR Hambrecht + Co does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on The NASDAQ National Market, in the over-the-counter market or otherwise.

        The underwriters currently intend to act as a market maker for the common stock following this offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

Indemnity

        The underwriting agreement contains covenants of indemnity between the underwriter and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

LEGAL MATTERS

        Fenwick & West LLP, San Francisco, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Two investment funds associated with Fenwick & West LLP own an aggregate of 15,531 shares of our common stock.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the related financial statement schedule included in this prospectus have been audited by Rowbotham and Company LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002), and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

        KPMG LLP served as our independent public accountants through 2001. On January 2, 2003, we dismissed KPMG LLP as our independent public accountants. The decision to change accountants was ratified by the Board of Directors on February 23, 2004.

        The report of KPMG LLP on our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

        KPMG LLP's report on the consolidated financial statements as of and for the years ended December 31, 2001 and 2000, contained a separate paragraph stating "the Company has suffered from recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

        Further, in connection with the audits of the two fiscal years ended December 31, 2001 and 2000 and through January 2, 2003, we had no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to the satisfaction of KPMG LLP would have caused them to make reference to the subject matter of the disagreement in their opinion on our financial statements for those years.

        On January 2, 2003, we engaged Rowbotham and Company LLP as our independent public accountant for 2002. Prior to the engagement of Rowbotham and Company LLP, we had not directly or indirectly consulted Rowbotham and Company LLP during the two most recent fiscal years prior to the date of Rowbotham and Company LLP's appointment as our independent public accountants and through January 2, 2003 as to either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements and we did not consult Rowbotham and Company LLP as to any matter that was either the subject of a disagreement or a reportable event.

        We requested KPMG LLP to furnish a letter addressed to the Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of March 3, 2004, is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits and schedules. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this prospectus is a part.

        You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and on the SEC's website.

ALIBRIS, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Auditors

The Board of Directors of
Alibris, Inc.
Emeryville, California

        We have audited the accompanying consolidated balance sheets of Alibris, Inc. and subsidiary ("the Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index to Financial Statements and Schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alibris, Inc. and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets during 2002 as a result of adopting Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

San Francisco, California
February 27, 2004, except for paragraph 4 of Note 1 as to which date is April    , 2004

        The accompanying consolidated financial statements include the effects of the reincorporation described in Note 1 of the consolidated financial statements that has not been consummated as of February 27, 2004. The above opinion is in the form that will be signed by Rowbotham & Company LLP upon consummation of the reincorporation assuming that from February 27, 2004 to the date of such reincorporation, no other events have occurred that would affect the accompanying consolidated financial statements and notes thereto.

/s/  ROWBOTHAM & COMPANY LLP
San Francisco, California
February 27, 2004

ALIBRIS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2002	December 31, 2003	Pro Forma December 31, 2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,915	$472	$5,197
Accounts receivable, net	1,733	1,433	1,433
Inventories, net	1,805	1,372	1,372
Prepaid expenses and other current assets	103	228	228

Total current assets	5,556	3,505	8,230
Fixed assets, net	960	610	610
Goodwill, net	2,867	2,867	2,867
Other intangibles, net	160	121	121
Restricted cash	150	50	50
Other assets	231	145	145

Total assets	$9,924	$7,298	$12,023

Liabilities, Convertible Redeemable Preferred Stock, and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,154	$2,651	$2,651
Accrued expenses	1,169	1,224	1,224
Current installment of obligations under capital leases	118	61	61
Revolving line of credit	800	500	500
Note payable	30	—	—
Other liabilities	257	107	107

Total current liabilities	3,528	4,543	4,543
Obligations under capital leases, excluding current installment	16	144	144

Total liabilities	3,544	4,687	4,687

Commitments and contingencies	—	—	—

Series A, B, C, D, and E convertible redeemable preferred stock; $0.00001 par value. Authorized 5,000,000 shares; issued and outstanding 2,635,757 shares as of December 31, 2002 and December 31, 2003 (liquidation value of $61,503), no shares issued or outstanding pro forma (unaudited)	75,845	81,813	—

Stockholders' equity (deficit):
Common stock; $.00001 par value. Authorized 100,000,000 shares; issued and outstanding 1,180,412 shares as of December 31, 2002, and 1,210,856 shares as of December 31, 2003, and 5,223,143 shares outstanding pro forma (unaudited)	—	—	—
Additional paid-in capital	—	—	86,700
Deferred compensation	(252)	(1,671)	(1,671)
Notes receivable from stockholders	(544)	(570)	(570)
Accumulated deficit	(68,669)	(76,961)	(77,123)

Total stockholders' equity (deficit)	(69,465)	(79,202)	7,336

Total liabilities, convertible redeemable preferred stock, and stockholders' equity (deficit)	$9,924	$7,298	$12,023

The accompanying notes are an integral part of these consolidated financial statements.

ALIBRIS, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended
	December 31, 2001	December 31, 2002	December 31, 2003
Revenue:
Product revenue	$21,752	$31,222	$45,456
Stock-based sales discounts	(783)	(178)	—

Total revenue	20,969	31,044	45,456
Cost of product revenue	15,103	23,338	36,782

Gross profit	5,866	7,706	8,674

Operating expenses:
Marketing and sales (excluding stock-based compensation of $50, $(102), and $219)	3,835	3,925	3,668
Operations (excluding stock-based compensation of $126, $33, and $240)	10,231	8,765	6,692
General and administrative (excluding stock-based compensation of $406, $135, and $621)	4,064	2,059	1,924
Stock-based compensation	582	66	1,080
Amortization of goodwill and other intangible assets	1,095	39	39
Impairment of goodwill	165	—	—

Total operating expenses	19,972	14,854	13,403

Operating loss	(14,106)	(7,148)	(4,729)
Interest income	324	107	50
Interest expense	(53)	(31)	(58)
Other income (expenses), net	108	(143)	(101)

Loss before provision for income taxes	(13,727)	(7,215)	(4,838)
Provision for income taxes	—	19	—

Net loss	(13,727)	(7,234)	(4,838)
Dividends and accretion on redeemable preferred stock	(5,670)	(5,944)	(5,968)

Net loss applicable to common stockholders	$(19,397)	$(13,178)	$(10,806)

Net loss per share—basic and diluted	$(18.53)	$(11.61)	$(9.21)

Weighted average shares outstanding—basic and diluted	1,047	1,135	1,173

Pro forma net loss per share (unaudited)			$(2.62)

Shares used in computing pro forma net loss per share (unaudited)			5,185

The accompanying notes are an integral part of these consolidated financial statements.

ALIBRIS, INC.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)

	Common stock						Total stockholders' equity (deficit)
			Additional paid-in capital	Deferred compensation	Receivable from stockholders	Accumulated deficit
	Shares	Amount
Balances as of January 1, 2001	1,082	$—	$8,360	$(2,198)	$(525)	$(44,270)	$(38,633)
Issuance of common stock pursuant to exercise of stock options	2	—	7	—	(5)	—	2
Common stock issued upon acquisition	8	—	35	—	—	—	35
Repurchases of restricted common stock	(9)	—	(49)	—	34	—	(15)
Warrants issued to customers	—	—	73	(73)	—	—	—
Amortization of warrants issued to customers	—	—	—	783	—	—	783
Deferred compensation related to stock options	—	—	319	(319)	—	—	—
Reversal of deferred compensation and compensation expense upon termination of employment	—	—	(463)	241	—	—	(222)
Amortization of deferred compensation	—	—	—	851	—	—	851
Repayments of notes receivable	—	—	—	—	9	—	9
Interest accrued on notes receivable	—	—	—	—	(29)	—	(29)
Net loss	—	—	—	—	—	(13,727)	(13,727)
Dividends and accretions on redeemable preferred stock	—	—	(5,670)	—	—	—	(5,670)

Balances as of December 31, 2001	1,083	—	2,612	(715)	(516)	(57,997)	(56,616)
Issuance of common stock pursuant to exercise of stock options	27	—	18	—	(17)	—	1
Common stock issued upon acquisition	69	—	117	—	—	—	117
Repurchases of restricted common stock	(4)	—	(21)	—	19	—	(2)
Reclassification of shares issued, previously recorded as options issued	5	—	—	—	—	—	—
Amortization of warrants issued to customers	—	—	—	177	—	—	177
Deferred compensation related to stock options	—	—	173	(173)	—	—	—
Reversal of deferred compensation and compensation expense upon termination of employment	—	—	(393)	38	—	—	(355)
Amortization of deferred compensation	—	—	—	421	—	—	421
Interest accrued on notes receivable	—	—	—	—	(30)	—	(30)
Net loss	—	—	—	—	—	(7,234)	(7,234)
Dividends and accretions on redeemable preferred stock	—	—	(2,506)	—	—	(3,438)	(5,944)

Balances as of December 31, 2002	1,180	—	—	(252)	(544)	(68,669)	(69,465)
Issuance of common stock pursuant to exercise of stock options	33	—	21	—	—	—	21
Repurchases of restricted common stock	(1)	—	(6)	—	5	—	(1)
Deferred compensation related to stock options	—	—	2,803	(2,803)	—	—	—
Reversal of deferred compensation and compensation expense upon termination of employment	—	—	(304)	71	—	—	(233)
Amortization of deferred compensation	—	—	—	1,313	—	—	1,313
Interest accrued on notes receivable	—	—	—	—	(31)	—	(31)
Net loss	—	—	—	—	—	(4,838)	(4,838)
Dividends and accretions on redeemable preferred stock	—	—	(2,514)	—	—	(3,454)	(5,968)

Balances as of December 31, 2003	1,211	$—	$—	$(1,671)	$(570)	$(76,961)	$(79,202)

The accompanying notes are an integral part of these consolidated financial statements.

ALIBRIS

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended
	December 31, 2001	December 31, 2002	December 31, 2003
Cash flow from operating activities:
Net loss	$(13,727)	$(7,234)	$(4,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of fixed assets	1,732	1,758	920
Amortization of stock-based compensation	1,413	243	1,080
Amortization of goodwill and other intangible assets	1,095	39	39
Write down of goodwill	165	—	—
Loss on disposal of fixed assets	41	39	12
Interest receivable on notes from stockholders	(29)	(30)	(31)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	69	(549)	300
Inventories	919	832	433
Prepaid expenses and other current assets	145	140	(125)
Other assets	46	18	85
Accounts payable	(171)	233	1,496
Accrued expense and other liabilities	(2)	(49)	(94)

Net cash used in operating activities	(8,304)	(4,560)	(723)

Cash flow from investing activities:
Capital expenditures	(618)	(469)	(379)
Proceeds from sale of fixed assets	15	2	5
Restricted cash	(128)	100	100
Cash paid for acquisitions	(74)	—	—

Net cash used in investing activities	(805)	(367)	(274)

Cash flow from financing activities:
Proceeds from issuance of preferred stock	5,243	—	—
Proceeds from notes payable	—	30	40
Repayments of notes payable	(414)	(323)	(70)
Borrowings (repayments) on revolving line of credit	—	800	(300)
Repurchase of common stock	(15)	(2)	(6)
Proceeds from issuance of common stock	2	1	22
Repayments of notes receivable from stockholders	8	—	5
Repayments of capital lease obligations	(68)	(150)	(137)

Net cash provided by (used in) financing activities	4,756	356	(446)

Net decrease in cash and cash equivalents	(4,353)	(4,571)	(1,443)
Cash and cash equivalents at beginning of the period	10,839	6,486	1,915

Cash and cash equivalents at the end of the period	$6,486	$1,915	$472

(Continued)

ALIBRIS, INC.

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	Year Ended
	December 31, 2001	December 31, 2002	December 31, 2003
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—	$—

Cash paid for interest	$56	$31	$58

Supplemental schedule of non-cash investing and financing activities:
Fixed assets acquired through capital lease transactions	$—	$254	$210

Write-off of fully depreciated fixed assets	$—	$278	$229

Notes receivable from stockholders from issuance of common stock	$5	$17	$—

Dividends and accretions on redeemable preferred stock	$5,670	$5,944	$5,968

Acquisitions:
Common stock issued and issuable as purchase consideration	$152	$—	$—
Goodwill and other intangibles	(226)	—	—

Cash paid for acquisitions	$(74)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALIBRIS, INC.

Notes to the Consolidated Financial Statements

(in thousands, except share and per share amounts)

(1) Organization and Business

        Alibris, a California corporation ("Alibris (CA)"), was incorporated in May 1998, and was reincorporated in Delaware prior to a proposed public offering (such successor, "Alibris (DE)" and together with Alibris (CA), the "Company" or "Alibris"). Alibris operates an online marketplace for used, new and hard-to-find books. Alibris uses the Internet and its specialized technology and logistics capabilities to aggregate this highly fragmented market, bringing buyers and sellers together. The Company's broad selection of books is supplied primarily by its international network of independent professional booksellers. Alibris provides these independent booksellers with specialized inventory management, logistics and distribution services. Additionally, the Company uses its knowledge of the used and hard-to-find book market to selectively purchase or consign low-cost book inventory.

        As of December 31, 2003, the Company had one wholly owned subsidiary, Alibris Europe Ltd. Alibris Europe Ltd. is located in the United Kingdom and is a dormant entity.

        As shown in the consolidated financial statements, the Company has a stockholders' deficit of $79,202 as of December 31, 2003 and incurred a net loss of $7,234 and $4,838 for the years ended December 31, 2002 and 2003. The Company used $4,598 of cash in operations for the year ended December 31, 2002 and $723 of cash in operations for the year ended December 31, 2003. The Company used $329 of cash in investing activities for the year ended December 31, 2002 and $274 of cash in investing activities for the year ended December 31, 2003. The Company provided $356 of cash in financing activities for the year ended December 31, 2002 and used $446 of cash in financing activities for the year ended December 31, 2003. The Series A, B, C, D, E, and F convertible redeemable preferred stock is only redeemable if the holders of at least 66 2/3% of the outstanding preferred stock, voting together as a single class, require the Company to redeem the preferred stock. If redemption is required, one payment will be made July 11, 2006. As a result of issuing Series F convertible redeemable preferred stock in February 2004 in the amount of $4,725 (net of estimated issuance costs of $75) the Company has substantially improved its working capital and liquidity. In addition to the improved liquidity, the Company has experienced certain favorable trends in its operations during 2003. Total revenue for the year ended December 31, 2003 increased by $14,234 or 46% over 2002 and gross profit for the year ended December 31, 2003 increased by $968 or 13% over 2002. This is primarily due to increased revenue due to increased volumes through our Retail and Business Customer channels, which grew 32% and 74%, respectively, in 2003 and increased cost of revenue due to changing certain channels, and in particular our relationship with Barnes&Noble.com, to a model whereby our booksellers located in the United States and Canada ship product directly to customers in those countries, thereby lowering operations costs but decreasing our gross margin percentages. Further, the Company has taken actions to continue to reduce the cost structure of the Company in 2003. Considering these factors, management believes that it has sufficient cash and available borrowings under its revolving line of credit to meet the Company's operating and capital requirements for at least the next twelve months.

        In connection with a proposed public offering of the Company's common stock, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. The reincorporation was accomplished by establishing Alibris (DE) and then merging Alibris (CA) into Alibris (DE) via the exchange of preferred stock and common stock at a conversion rate of one share of Alibris (DE) for each six shares of Alibris (CA) outstanding. As a result of the reincorporation, the Company is authorized to issue 105,000,000 shares in total, 5,000,000 shares of $0.0001 par value preferred stock and 100,000,000 shares of $0.0001 par value common stock. The Board of Directors has the authority to issue undesignated preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. Share and per share information for each of the periods presented have been retroactively adjusted to reflect the reincorporation.

(2) Summary of Significant Accounting Policies

        Unaudited pro forma information—Upon closing of the planned initial public offering, each of the outstanding shares of preferred stock will convert into shares of common stock. The pro forma balance sheet presents the Company's balance sheet as if this had occurred at December 31, 2003. The pro forma balance sheet gives effect to the conversion of the outstanding preferred stock into shares of common stock. The pro forma balance sheet also gives effect to the issuance of the Series F preferred stock. The pro forma balance sheet does not give effect to the offering proceeds.

        The net loss applicable to common shareholders and the shares used in calculating the pro forma net loss per share assume following:

Year Ended December 31, 2003
Net loss applicable to common stockholders	$(10,806)
Deemed dividend on Series F preferred stock	(2,600)
Accretion of redemption value	(162)

Net loss applicable to common stockholders	$(13,568)

Weighted average common shares outstanding	1,172,953
Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1 to 4)	694,736
Series B (conversion rate of 1 to 1.13)	785,878
Series C (conversion rate of 1 to 1.14)	264,173
Series D (conversion rate of 1 to 1.16)	880,211
Series E (conversion rate of 1 to 1)	775,543
Series F (conversion rate of 1 to 1)	611,746

Total weighted average preferred shares outstanding (as converted)	4,012,287

Total weighted average shares outstanding used in computing pro forma net loss per share	5,185,240

Pro forma net loss per share	$(2.62)

        Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America.

        Principles of Consolidation—The consolidated financial statements include the accounts of Alibris and its subsidiary, Alibris Europe Ltd. All significant intercompany balances and transactions have been eliminated.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

        Foreign Currencies—The United States dollar is the reporting currency for the Company. The functional currency used by the subsidiary is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

        Cash and Cash Equivalents and Restricted Cash—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist principally of cash on deposit with a bank and money market accounts that are stated at cost, which approximate fair value.

        The Company entered into letters of credit with a bank. These letters of credit collateralize the Company's obligations to third parties. The letters of credit are secured by certificates of deposit that have been recorded as restricted cash.

        Accounts receivable—Accounts receivable consist of amounts due from customers and from credit card billings not yet received. The Company recorded an allowance for doubtful accounts of $337, $628, and $262 at December 31, 2001, 2002 and 2003, respectively.

        Inventories—Inventories, consisting of books available for sale, are stated at the lower of cost (specific identification) or market. The Company generally purchases books in lots and allocates cost to the individual books based on relative estimated retail sales prices. A reserve for obsolete and slow-moving inventory is included in the net inventory balance.

        Fixed Assets—Fixed assets are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments.

        Computer and related equipment is depreciated over a useful life of three years using the straight-line method. Office furniture and fixtures are depreciated over useful lives ranging from three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or remaining lease term.

        Included in fixed assets is the cost of internal-use software, including software used in connection with the Company's website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software, generally one year.

        Goodwill and other long-lived intangible assets—Goodwill represents the excess of the purchase price paid over the fair value of net tangible assets acquired. In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statement of Financial Accounting

Standards ("SFAS") No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 prohibits the use of pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company adopted SFAS No. 141 in 2001 and there was no material impact in the consolidated financial statements as a result of the adoption.

        Through December 31, 2001 the Company amortized goodwill on a straight-line basis over the expected periods to be benefited, generally five years. Effective January 1, 2002, Alibris adopted SFAS No. 142. Under this standard, all goodwill, including that acquired before initial application of the standard, will not be amortized, but will be tested from impairment at least annually. Accordingly, the Company ceased amortization of its goodwill in January 2002. The Company evaluated the $2,867 of unamortized goodwill during 2002 and 2003 and determined that an impairment charge was not required.

        The changes in carrying amount of goodwill and intangible assets for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Goodwill	Intangibles
Balance as of January 1, 2001	$4,088	$238
Amortization expense	(1,056)	(39)
Impairment loss	(165)	—

Balance as of December 31, 2001	2,867	199
Amortization expense	—	(39)

Balance as of December 31, 2002	2,867	160
Amortization expense	—	(39)

Balance as of December 31, 2003	$2,867	$121

        Summarized below is the effect on net loss if the Company had followed the non-amortization provision of SFAS No. 142 for all periods presented:

	2001	2002	2003
Net loss as reported	$(13,727)	$(7,234)	$(4,838)
Goodwill amortization	1,056	—	—

Adjusted net loss	(12,671)	(7,234)	(4,838)
Dividends and accretion on redeemable preferred stock	(5,670)	(5,944)	(5,968)

Net loss applicable to common stockholders	$(18,341)	$(13,178)	$(10,806)

Basic and diluted loss per share:
Reported net loss per common share	$(18.53)	$(11.61)	$(9.21)
Add back: goodwill amortization	1.01	—	—

Adjusted net loss per common share	$(17.52)	$(11.61)	$(9.21)

        The Company continues to amortize long-lived intangible assets that arose from acquisitions.

        Long-Lived Assets—The Company accounts for long-lived assets under SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company estimates fair value based on the best information available, making judgments, and projections as considered necessary.

        Fair Value of Financial Instruments—The carrying amounts of accounts receivables, accounts payable, accrued expenses, and other current liabilities approximate fair value due to the short maturities of these instruments. The carrying value of capital leases, revolving line of credit, and note payable approximates fair value, as interest is tied to or approximates market rates.

        Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Revenue Recognition—Revenue is comprised of product revenue and shipping revenue. Revenue includes sales to customers fulfilled from the Company's distribution center and sales to customers through the Company's network of booksellers and wholesalers. The point in time that the Company records revenue from these two sources is determined in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognized in Financial Statements". Revenue is recorded when the following revenue recognition criteria are met: (1) persuasive evidence of an agreement exits; (2) the product has been shipped and the customer takes ownership and assumes the risk for loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

        The amount of revenue recorded by the Company is determined in accordance with the FASB's Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent", which address whether a company should report revenues based on the gross amount billed to a customer or the net amount retained by the Company (amount billed less commissions or fees paid). The Company records revenue on a gross basis in the amount that is billed to the customer because generally the Company is the primary obligor in the transactions, the Company has latitude in establishing price, the Company bears the risk of physical loss of inventory, the Company bears the return risk on inventory, and the Company bears credit risk for the amount billed to the customer.

        The Company provides an allowance for returns based on historical experience.

        Outbound shipping fees are included in revenue for the years ended December 31, 2001, 2002, and 2003 and amounted to $2,491, $5,067 and $8,258, respectively.

        Cost of Revenue—Cost of revenue consists of the actual cost of goods purchased for resale and related in-bound shipping charges, out-bound shipping charges, and the actual cost of tangible supplies used to package products for shipment to customers. The shipping costs and the cost of supplies used to package products for shipment to customers for the years ended December 31, 2001, 2002, and 2003 amounted to $3,465, $5,283, and $8,350, respectively.

        Fulfillment Costs—Operations expenses include fulfillment costs, which consist of the cost of operating and staffing distribution and customer service centers. Such costs include those attributable to receiving, inspecting and warehousing inventories; picking, packaging, and preparing customers' orders for shipment; and responding to inquiries from customers. Fulfillment costs for the years ended December 31, 2001, 2002, and 2003 amounted to $3,081, $3,445, and $3,243, respectively.

        Advertising Costs—Advertising costs, which are included in marketing and sales expenses, are expensed as incurred and for the years ended December 31, 2001, 2002, and 2003 amounted to $589, $726, and $1,008, respectively.

        Stock-Based Compensation—The Company accounts for its stock option plans under SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock purchase plans and stock option plans. As allowed by SFAS No. 123, the Company continues to measure compensation expense for options granted to employees under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company follows SFAS No. 123 for equity instruments issued to nonemployees.

        Deferred compensation associated with equity-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

        Loss Per Share—Basic net loss per share to common holders is calculated based on the weighted-average number of shares of common stock outstanding during the period excluding those shares that are subject to repurchase by the Company. Diluted net loss per share attributable to common stockholders would give effect to the dilutive effect of potential common stock consisting of stock options, warrants, common stock subject to repurchase by the Company, and preferred stock. Dilutive securities have been excluded from the diluted net loss per share computations as they have an antidilutive effect due to the Company's net loss.

        A reconciliation of the shares used in the calculation is as follows (shares amounts in thousands):

	Years Ended December 31,
	2001	2002	2003
Numerator:
Net loss attributable to common stockholder	$19,397	$13,178	$10,806

Denominator:
Weighted average common share outstanding	1,056	1,173	1,182
Weighted average shares contingently issuable	68	—	—
Less: weighted average unvested common shares subject to repurchase	(77)	(38)	(9)

Denominator for basis and diluted calculations	1,047	1,135	1,173

Net loss per share—basic and diluted	$(18.53)	$(11.61)	$(9.21)

        The following outstanding stock options and warrants, common stock subject to repurchase by the Company, and preferred stock (on an as-converted into common stock basis) were excluded from the computation of diluted net loss per share attributable to holders of common stock as they had an antidilutive effect (share amounts in thousands):

	Years Ended December 31,
	2001	2002	2003
Shares issuable upon exercise of stock options	146	203	393
Shares issuable upon exercise of warrants	—	—	7
Common stock subject to repurchase	77	38	9
Shares issuable upon conversion of convertible redeemable preferred stock	2,975	3,401	3,401

	3,198	3,642	3,810

        Redeemable Preferred Stock—The carrying amounts of preferred stock are periodically increased by amounts representing dividends not currently declared or paid, but which would be payable under the mandatory redemption features and other accretions of redemption value. Such increases in carrying amounts are effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

        Comprehensive Loss—The Company has adopted the provisions to SFAS No. 130, "Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

        Concentration of Credit Risk—Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables and holdings of cash. The Company's credit risk is managed by investing its cash in high-quality money market instruments. The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts.

        Segments—The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting information about operating segments in financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas and major customers. The Company is a merchant of used, new and hard-to-find books. Operating segments are defined as component of the Company's business for which separate financial information is available that is evaluated by the Company's chief operating decision maker (its CEO) in deciding how to allocate resources and assessing performance. The Company's operating segments consist of business customers and retail customers. Retail segment revenue is generated from book sales to consumers and library customers directly from the Company's consumer website, www.alibris.com, and the Company's library website, www.alibris.com/library. Business segment revenue is generated from book sales through the Company's online business customers, such as Amazon.com and Barnes&Noble.com, and from the on-site kiosks and special order desks of the Company's business customers that are traditional retailers, such as Borders.

        Recent Accounting Pronouncements—In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 on January 1, 2002. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's reporting for impairment or disposals of long-lived assets.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when the costs ate incurred rather than at the date of a commitment to an exit disposal plan. Costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company's consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57, and 107, and rescission of FIN 34, "Disclosure of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligation does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements ate effective for financial statements for interim or annual periods ending after December 31, 2002. The adoption of this interpretation did not have a material impact on the Company's consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ended after December 31, 2002. The interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on the Company's consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. the Company does not have any ownership in any variable interest entities as of December 31, 2002. The Company will apply the consolidation requirement of FIN 46 in future periods if it should own any interest in a variable interest entity.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet: (1) a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specific or determined date or upon an event that is certain to occur; (2) a financial instrument, other than an outstanding share, that embodies an obligation to replace the issuer's equity shares, or is indexed to such obligation, and requires the issuer to settle the obligation by transferring assets; and (3) a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of equity shares if the monetary value of the obligation is based solely or predominantly on (a) a fixed monetary amount, (b) variations in something other than fair value of the issuer's equity shares, or (c) variations inversely related to changes in the fair value of the issuer's equity shares.

        In November 2003, the FASB issued FASB Staff Position No. 150-3, which deferred the effective dates of applying certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests for public and nonpublic entities.

        For public entities, SFAS No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003.

        For mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by a subsidiary under the exception in paragraph 9 of SFAS No. 150, but would be classified as liabilities by the parent, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely. For other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions of SFAS No. 150 are deferred indefinitely. For those instruments, the measurement guidance for redeemable shares and noncontrolling interests in other literature shall apply during the deferral period.

        Upon completion of the Company's initial public offering, all of the Company's convertible redeemable preferred stock will be converted into common stock. As a result, the Company does not expect this statement to have any impact on its financial statements.

        Reclassifications—Certain financial statement items from prior years have been reclassified for consistency with the 2003 presentation.

(3) Fixed Assets

        As of December 31, fixed assets, at cost, consist of the following:

	2002	2003
Leasehold improvements	$330	$352
Vehicles	50	—
Furniture and fixtures	515	515
Computer and office equipment	2,136	2,391
Software	2,048	2,122

Total fixed assets	5,079	5,380
Less accumulated depreciation and amortization	(4,119)	(4,770)

Fixed assets, net	$960	$610

        Depreciation and amortization expense for the years ended December 31, 2001, 2002, and 2003 amounted to $1,732, $1,758, and $920, respectively.

(4) Leases

        As of December 31, assets and related accumulated amortization recorded under capital leases and included in fixed assets were as follows:

	2002	2003
Computer equipment	$25	$235
Software	230	—
Vehicles	50	—

Total fixed assets	305	235
Less accumulated amortization	(208)	(36)

Fixed assets, net	$97	$199

        Amortization of assets held under capital leases is included with depreciation and amortization expense, and for the years ended December 31, 2001, 2002, and 2003 amounted to $15, $184, and $96, respectively.

        Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2003 are:

	Capital leases	Operating leases
Year ending December 31:
2004	$92	$174
2005	90	166
2006	67	80
2007	3	—

Total minimum lease payments	252	$420

Less amounts representing interest	(47)

Present value of minimum lease payments	205
Less current installments of obligations under capital leases	(61)

Obligations under capital leases, excluding current installments	$144

        Interest expense for the years ended December 31, 2002 and 2003 amounted to $13 and $26, respectively.

        Rent expense for the years ended December 31, 2001, 2002, and 2003 amounted to $1,116, $1,018, and $802, respectively.

(5) Accrued Expenses

        Accrued expenses as of December 31 were as follows:

	2002	2003
Vacation and Benefits	$357	$362
Severance payments	96	—
Third party fulfillment	144	173
Audit, tax and consulting services	195	213
Other	377	476

Accrued expenses	$1,169	$1,224

(6) Debt

        Debt as of December 31 was as follows:

	2002	2003
Term loan(a)	$—	$—

Revolving line of credit(b)	$800	$500

Note payable(c)	$30	$—

(a)
In May 2000, the Company borrowed $1,000 under a term loan agreement with a bank. The note had a stated interest rate of 9.65% per annum. The principal and interest were payable in 30 monthly installments of $37 with a final balloon payment of $80 due in October 2002. The loan was secured by the Company's assets and was fully paid off in 2002.

(b)
In July 2002, the Company entered into a $1,000 revolving line of credit with a bank to support working capital needs. The line of credit bore interest at a rate of prime plus 1.00% (subject to a floor of 5.75%) with interest payments due monthly and was terminated in June 2003. The facility was secured by all the Company's assets.

  In June 2003, the Company entered into a $1,250 revolving line of credit with another bank to support working capital needs. The Company may borrow up to $1,250 based upon the accounts receivable balances of eligible customers. The line of credit carries an interest rate of the prime rate plus 2.0% with a floor of 6.25%. The line of credit expires on June 29, 2004. Under the terms of the revolving line of credit, the Company has agreed to certain covenants. At December 31, 2003, the Company was either in compliance with these covenants or the lender had granted a wavier. At December 31, 2003, the Company had drawn $800 on the revolving line of credit.

(c)
In October 2002, the Company entered into an arrangement with a vendor to borrow up to $10 per month under a term note for a period of seven months. The note carried an interest rate of 10% and was fully paid in November 2003.

        Interest expense for the years ended December 31, 2001, 2002, and 2003 amounted to $53, $18, and $32, respectively.

(7) Income Taxes

        The provision for income taxes consisted of the following:

	Current	Deferred	Total
Year ended December 31, 2001:
U.S. federal	$—	$—	$—
State	—	—	—

Total	$—	$—	$—

Year ended December 31, 2002:
U.S. federal	$16	$—	$16
State	3	—	3

Total	$19	$—	$19

Year ended December 31, 2003:
U.S. federal	$—	$—	$—
State	—	—	—

Total	$—	$—	$—

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$20,000	$20,803
Fixed assets and intangibles	1,122	880
Accruals and reserves	728	641
Research and other tax credits carryforward	579	777
Other	2	2

Total gross deferred tax assets	22,431	23,104
Less valuation allowance	(22,431)	(23,104)

Net deferred tax assets	$—	$—

        The net change in the total valuation allowance for the years ended December 31, 2001, 2002, and 2003 was an increase of $4,318, $2,307, and $673, respectively. Management believes that sufficient uncertainty exists regarding the future realization of deferred tax assets and, accordingly, a full valuation allowance is required.

        The difference between the expected provision for income taxes (based on the United States federal statutory tax note of 34%) to the Company's actual income tax provision (effective tax rate of 0%) primarily relates to a full valuation allowance.

        As of December 31, 2003, the Company has federal net operating loss carryforwards of $57,537, which expire between 2018 and 2023 if not utilized. The Company has state net operating loss carryforwards of $21,283, which expire between 2006 and 2023 if not utilized. The Company also has federal and state research and development tax credits of $363 and $414, respectively.

        Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax carryforwards may be impaired or limited in certain circumstances. Events that could cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The Company's preferred stock issuances have created an ownership change of more than 50% that caused annual limitations in the amount of net operating losses that the Company may utilize for both federal and state purposes.

(8) Preferred Stock

        The Company is authorized to issue 5,000,000 shares of preferred stock. As of December 31, the Company had designated and issued preferred stock as follows:

		Outstanding shares
	Designated shares			Liquidation preference
		2002	2003
Series A	173,697	173,684	173,684	$2,647
Series B	696,378	696,372	696,372	15,000
Series C	231,207	231,196	231,196	6,270
Series D	758,974	758,962	758,962	29,600
Series E	775,553	775,543	775,543	7,986

	2,635,809	2,635,757	2,635,757	$61,503

        In July 2001, the Company issued 775,543 shares of Series E preferred stock for cash of $6.86 per share. A total of $5,243 was raised, net of issuance costs.

        As of December 31, 2003, the rights, preferences and privileges of the holders of Series A, B, C, D, and E preferred stock are as follows:

  •
  The holders of Series E prefereed stock are entitled to receive dividends at the rate of 8% of the original issue price, per annum, payable when and as declared by the Company's board of directors, in preference and priority to any payments of dividends to holders of the Company's holders of Series A, B, C and D preferred stock or common stock. The dividend rights are not cumulative.

  •
  The holders of Series A, B, C, and D preferred stock are entitled to receive dividends at the rate of 8% of the original issuance price, per annum, payable when and as declared by the Company's board of directors, in preference and priority to any payments of dividends to holders of the Company's common stock. The dividend rights are not cumulative.

  •
  Holders of preferred stock have voting rights equal to common stock on an "as if converted" basis.

  •
  Shares of Series E preferred stock have a liquidation preference equal to one and one-half (1.5) times original issuance price of such shares plus any declared but unpaid dividends. After payment in full of the Series E Preference, holders of shares of Series A, B, C, and D preferred stock are entitled to a liquidation preference equal to original issuance price of such series plus any declared but unpaid dividends. After the payment of the full liquidation preference of the preferred stock is made, the remaining assets of the Company legally available for distribution, if any, are to distributed ratably to the holders of the common stock and preferred stock until the holders of Series B, C, and D preferred stock shall have received an aggregate per share amount equal to three times the original issuance price of such series. Thereafter, the holders of common stock and Series A and E preferred stock shall receive all of the remaining assets of the Company pro rata based on the number of shares on an as-converted basis.

  •
  Shares of Series B, C, D, and E preferred stock are convertible into one share of common stock at the option of the holder, subject to adjustments. Each share of Series A preferred stock is convertible to four shares of common stock at the option of the holder, subject to adjustments. Each share of preferred stock automatically converts upon the closing of the sale of the Company's common stock in a public offering with a per share offering price of $5.00 in which the net proceeds are at least $20 million, or upon the election of holders of at least 66 2/3% of the preferred stock to automatically convert all of the preferred stock.

        The holders of at least 66 2/3% of the outstanding preferred stock, voting together as a single class, may require the Company to redeem the preferred stock in one single payment on July 11, 2006. The redemption price is payable in cash and is equal to the original issuance price of each series plus all declared but unpaid dividends and plus dividends of 10% per annum for each series.

        As of December 31, 2003, the carrying amounts of redeemable preferred stock included accrued dividends related to redemption feature in the amount of $1,322, $6,750, $2,560, $11,100, and $1,331 and other accretions of redemption value in the amount of $28, $34, $45, $98, and $40, for Series A, B, C, D, and E, respectively.

(9) Common Stock

        The Company is authorized to issue 100,000,000 shares of common stock and as of December 31, 2003, the Company had 1,210,856 shares issued and outstanding. The issued and outstanding shares include 2,326 shares subject to repurchase, which were issued upon the exercise of stock options prior to full vesting of the option shares exercised.

        During 2001, 250 stock options were exercised in exchange for notes receivable totaling $5. The notes are full recourse promissory notes and bear interest at rates ranging from 6.21% to 6.8% and are collateralized by the stock issued upon the exercise of the stock options. The principal balance of the notes and accrued interest are due and payable in five years from the date of the notes.

        During 2002, 25,639 stock options were exercised in exchange for notes receivable totaling $17. The notes are full recourse promissory notes bearing interest at 4.52% and are collateralized by the stock issued upon the exercise of the stock options. The principal balance of the notes and accrued interest are due and payable five years from the date of the notes.

(10) Stock-Based Compensation

  (a) Stock Option Plan

        The Company has two stock option plans (the "Plans") that provide selected employees, directors and consultants of the Company a right to acquire the Company's common stock. The Plans provide for granting of incentive stock options and nonqualified stock options. The Plans are administered by the Compensation Committee of the Board of Directors, which sets the terms and conditions of the options. As of December 31, 2003, 1,073,333 options were authorized to be granted under the Plans and 153,206 options were available for grant.

        Generally, the incentive stock options become 25% vested one year after the date of grant with 1/36 per month vesting thereafter, and expire at the end of 10 years from date of grant or sooner if terminated by the board of directors. The options may include a provision whereby the option-holder may elect at any time to exercise the option prior to the full vesting of the option. Any unvested shares so purchased shall be subject to a repurchase right by the Company at the original issuance price and lapses at a rate equivalent to the vesting period of the original option. As of December 31, 2003, 2,326 shares were subject to repurchase.

        The Company continues to apply APB Opinion No. 25 in accounting for its employee stock-based compensation plans, and uses the intrinsic-value method in accounting for options granted to employees. Accordingly, compensation cost has only been recognized in the accompanying statements of operations for any of the Company's stock options granted to employees where the exercise price of the option was less than the fair value of the underlying common stock as of the grant date.

        The Company recorded deferred compensation costs for the years ended December 31, 2001, 2002, and 2003 related to options granted to employees in the amounts of $319, $173, and $2,803, respectively. The deferred compensation is being amortized over the vesting period of individual options. Amortization of deferred compensation related to options granted to employees for the years ended December 31, 2001, 2002, and 2003 amounted to $851, $421, and $1,313, respectively. The Company recorded a reversal of deferred compensation and compensation expense for the years ended December 31, 2001, 2002, and 2003 in the amount of $241, $38, and $71, respectively, which related to unvested options cancelled upon termination of employment.

        Compensation expense for the years ended December 31, 2001 related to options granted to nonemployees was recorded based on fair value of the options and amounted to $14. There were no options granted to nonemployees in 2002 or 2003. The fair value of options granted to nonemployees was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.5%; expected volatility of 90%; contractual life of 10 years; and no dividends.

        In July 2001, the Company amended each of the 185,117 outstanding and unexercised stock options with an exercise price of $0.36 per share or higher to provide for a new exercise price per share of $0.11 per share. Vesting schedules remained the same for all of the repriced options. The repricing for the years ended December 31, 2001, 2002 and 2003 resulted in a charge to deferred compensation of $186, $— and $768, respectively. The deferred compensation is being amortized over the remaining vesting period of the options. Amortization of deferred compensation related to the repricing of stock options for the years ended December 31, 2001, 2002, and 2003 amounted to $82, $49, and $757, respectively.

        Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been as indicated below:

	Years ended December 31
	2001	2002	2003
Net loss:
As reported	$(13,727)	$(7,234)	$(4,838)
Stock-based compensation included in reported net loss	582	66	1,080
Stock-based compensation expense determined under fair value based method	(721)	(132)	(2,121)

Pro forma	$(13,866)	$(7,300)	$(5,879)

        For the pro forma disclosure above, the fair value of employee options was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2002	2003
Expected volatility	0.0%	0.0%	0.0%

Expected life	5 years	5 years	5 years

Risk-free rate	5.5%	5.5%	2.5%

Dividends	None	None	None

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance as of January 1, 2001	228,356	$14.88
Granted	146,776	4.62
Exercised	(2,341)	2.58
Forfeited	(93,025)	13.26

Balance as of December 31, 2001	279,766	1.38
Granted	162,013	0.66
Exercised	(26,995)	0.66
Forfeited	(50,563)	0.66

Balance as of December 31, 2002	364,221	1.20
Granted	233,088	0.66
Exercised	(32,721)	0.66
Forfeited	(34,747)	1.42

Balance as of December 31, 2003	529,841	$0.69

        The weighted average fair value of all options granted during the years ended December 31, 2001, 2002, and 2003, was $4.62, $0.66 and $0.66, respectively.

        The following table summarizes information concerning outstanding options as of December 31, 2003:

Weighted average exercise price	Number of shares	Weighted average remaining contractual life (years)	Number of vested shares
$0.38	11,834	4.85	11,834
0.66	515,507	8.53	276,057
2.15	1,667	5.30	1,667
18.00	833	6.41	833

$0.69	529,841	8.44	290,391

        As of December 31, 2003, all outstanding options are exercisable.

  (b) Warrants

        In May 2000, the Company issued fully vested warrants to purchase 83,565 shares common stock at an exercise price of $27.12 per share. The warrants were issued to a customer under an arrangement, which included services to be rendered over 27 months beginning in January 2000. The fair value of the warrants in the amount of $1,598 has been recorded as deferred compensation and is being amortized over the period of the arrangement. The fair value of the warrants was estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.5%; expected volatility of 90%; contractual life of 5 years; and no dividends. For the years ended December 31, 2001 and 2002, the Company recorded $710 and $178, respectively, as a reduction of direct revenue related to amortization of the fair value of the warrants.

        In addition, the Company was contractually obligated to issue an additional warrant to purchase 27,855 shares of common stock to the same customer in the calendar quarter in which cumulative sales to this customer will exceed $3 million. The sales threshold was reached in March 2001, and accordingly the Company issued 27,855 fully vested, nonforfeitable warrants to purchase common stock at an exercise price of $42.90 per share. At December 31, 2001 fair value of the warrants to be issued was $62. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.5%, expected volatility of 90%, contractual life of 5 years, and no dividends. For the year ended December 31, 2001, the Company recorded a $62 sales discount applicable to sales recorded in that year.

        In December 1999, the Company issued warrants to purchase 59,166 shares of common stock at an exercise price of $29.83 per share. The warrants were issued to a customer under an arrangement, which included services to be rendered over a period of two years. The warrants vest at various dates over the period of the arrangement. Fair value of the warrants is being amortized over the vesting period of the warrants. For the year ended December 31, 2001, the Company recorded an $11 sales discount representing the fair value of the vested warrants. For the year ended December 31, 2000, the Company recorded a $438 charge representing the fair value of the vested warrants. Of the total fair value recorded, $62, an amount equal to the aggregate 2000 sales to the warrant holder, was presented as a sales discount. The remaining $377 was recorded as marketing expense. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.5%, expected volatility of 90%, contractual life of 7 years, and no dividends.

        The following table summarizes information concerning outstanding and exercisable warrants as of December 31, 2003:

Weighted average exercise price	Number of shares	Weighted average remaining contractual life (years)	Warrants exercisable— number of shares
$2.15	1,332	0.53	1,332
2.76	666	0.71	666
3.75	13,265	1.89	13,265
27.12	83,565	1.02	83,565
29.83	59,166	2.91	59,166
42.90	27,855	1.02	27,855

$28.41	185,849	1.68	185,849

(11) Acquisitions

        In January 2001, the Company acquired substantially all of the assets of a bookseller for an initial payment of 8,333 shares of the Company's common stock. An additional 68,408 shares were issued in July 2002 based on revenue generated by the bookseller's network of booksellers during an earn-out period subsequent to the completion of the acquisition. The value of these shares was recorded as a liability at December 31, 2001. The Company incurred expenses associated with the acquisition of $74. The acquisition was accounted for using the purchase method and, accordingly, the excess of the purchase price over the fair value of net assets acquired amounting to $226 was classified as other intangible assets and amortized over five years.

        In June 2000, the Company acquired substantially all of the assets of a bookseller for $766 in cash and 5,000 shares of the Company's common stock valued at $103 or $20.52 per share. Fair market value of acquired tangible net assets was $170, which consisted of inventory of books. The transaction was accounted for using the purchase method of accounting and, accordingly, the excess of the purchase price over the fair value of net assets acquired amounting to $698 was classified as goodwill and amortized over five years. At December 31, 2000 the Company recorded a charge to operating expenses in the amount of $628 representing impairment of unamortized portion of the goodwill balance.

        In January 2000, the Company acquired substantially all of the assets of a bookseller for $127 in cash and 4,500 shares of the Company's common stock valued at $119 or $26.46 per share. Fair market value of acquired tangible net assets was $71, which included mainly inventory of books. The transaction was accounted for using the purchase method of accounting and, accordingly, the excess of the purchase price over the fair value of net assets acquired amounting to $175 is classified as goodwill. In 2001, the Company determined that there was no remaining value to the assets acquired and recorded goodwill impairment of $108.

        Associated with a 1998 acquisition, the Company determined that there was no remaining value to the assets acquired and recorded goodwill impairment of $57.

(12) Divestiture

        In July 2001, the Company sold substantially all the assets acquired in the June 2000 acquisition (Note 11) to the previous owner of the assets. Assets sold included inventory, URLs, trademarks, and other intellectual property. As compensation for the assets, the Company received a promissory note in the amount of $146 payable in five years bearing an interest rate of 8.0% per annum. The sales price was substantially lower than the original purchase consideration and accordingly, at December 31, 2000 the Company recorded a charge to operating expenses in the amount of $628 representing impairment of unamortized portion of the goodwill balance.

(13) Business Segments

        In 2001, one business customer accounted for 17% of revenue. In 2002, two business customers accounted for 18% and 11%, respectively, of revenues. In 2003, two business customers accounted for 18% and 14%, respectively, of total revenue.

        Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in Note 2. There were no intersegment sales or transfers during 2001, 2002, or 2003. The Company evaluates the performance of its segments and allocates resources to them based primarily on gross profit. The table below summarizes information about reportable segments:

	2001
	Retail Customers	Business Customers	Consolidated
Revenue:
Product revenue	$15,086	$6,666	$21,752
Stock-based sales discounts	—	(783)	(783)

Total revenue	15,086	5,883	20,969
Cost of product revenue	10,324	4,779	15,103

Gross profit	$4,762	$1,104	5,866

Operating expenses			(19,972)
Other income (expense), net			379

Net loss			$(13,727)

	2002
	Retail Customers	Business Customers	Consolidated
Revenue:
Product revenue	$20,403	$10,819	$31,222
Stock-based sales discounts	—	(178)	(178)

Total revenue	20,403	10,641	31,044
Cost of product revenue	15,578	7,760	23,338

Gross profit	$4,825	$2,881	7,706

Operating expenses			(14,854)
Other income (expense), net			(67)
Provision for income taxes			(19)

Net loss			$(7,234)

	2003
	Retail Customers	Business Customers	Consolidated
Revenue:
Product revenue	$27,065	$18,391	$45,456
Stock-based sales discounts	—	—	—

Total revenue	27,065	18,391	45,456
Cost of product revenue	21,676	15,106	36,782

Gross profit	$5,389	$3,285	8,674

Operating expenses			(13,403)
Other income (expense), net			(109)

Net loss			$(4,838)

        Retail segment revenue is generated from book sales to consumers and library customers directly from the Company's consumer website, www.alibris.com, and the Company's library website, www.alibris.com/library.

        Business segment revenue is generated from book sales through the Company's online business customers, such as Amazon.com and Barnes&Noble.com, and from the on-site kiosks and special order desks of the Company's business customers that are traditional retailers, such as Borders.

        Assets have not been allocated between the segments for management purposes, and as such, they are not presented here. At December 31, 2002 and 2003, all of the Company's fixed assets were located in the United States of America.

        Sales were made to customers primarily in the United States of America. For the years ended December 31, 2001, 2002, and 2003, net revenues by region were as follows:

	2001	2002	2003
Revenue:
United States	$18,999	$27,579	$39,352
Other	2,755	3,643	6,104

Total product revenue	21,752	31,222	45,456
Stock-based sales discounts:
United States	(783)	(178)	—

Net revenue	$20,969	$31,044	$45,456

(14) Contingency

        The Company's corporate predecessor, Interloc, Inc. ("Interloc"), provided booksellers with e-mail services and an online listing service. Three weeks after the completion of its merger with Interloc in 1998, the Company learned that Interloc was the subject of an investigation by the U.S. Attorney's Office in the District of Massachusetts. The investigation was prompted by the actions of two employees while they served Interloc at its data center in Greenfield, Massachusetts. Following the completion of its investigation, in November 1999, the U.S. Department of Justice filed a criminal information against the employees. One of these individuals, who was terminated in 1999, has challenged the claims of the U.S. Department of Justice. If this individual prevails, the Company may be subject to indemnification claims arising out of this matter. This former employee has also alleged that the Company made unspecified false accusations and committed other unspecified tortious acts and offered to settle his claims without litigation if the Company paid him $1,000. As of the date of this report, the Company is not aware that a lawsuit has been filed with respect to these allegations and claims. The Company disputes these allegations and intends to defend vigorously against any related action or claim. Although it is not possible to ascertain the definitive outcome of any litigation involving these potential claims, an unfavorable outcome may harm the Company's financial condition. The cost of litigation, regardless of the outcome, may also harm the Company's financial condition.

(15) 401(k) Plan

        All full-time employees who meet certain age and length of service requirements are eligible to participate in the Alibris 401(k) Plan. The plan provides a 401(k) option under which eligible participants may defer a portion of their salary and a percentage of which can be matched by the Company. For the years ended December 31, 2001, 2002, and 2003 the Board of Directors did not approve a 401(k) matching contribution.

(16) Subsequent Events

        In February 2004, the Company issued 611,746 shares of Series F preferred stock for cash of $7.85 per share. A total of $4,725 was raised, net of issuance costs. Holders of Series F preferred stock are entitled to receive dividends at the rate of 8% of the original issuance price, per annum, payable when and as declared by the Company's board of directors, in preference and priority to any payments of dividends to holders of the Company's common stock. The dividend rights are not cumulative.

        Series F preferred stock has a liquidation preference equal to one time original issuance price of such shares plus any declared but unpaid dividends, with priority over Series A, B, C and D preferred stock. Shares of Series F preferred stock are convertible at any time into one share of common stock at the option of the holder, subject to adjustments.

        As the deemed fair value of the common stock to be received upon conversion of the preferred stock is greater than the conversion price of the preferred stock at the date the preferred stock was issued, a beneficial conversion feature will result in a non-cash charge of up to approximately $2,600 to be recorded in the first quarter of 2004. This non-cash charge will be recorded as a deemed dividend.

        At the closing of the Series F preferred stock financing, the Company cancelled the Committed Convertible Note Agreement and the related security agreement entered into in June 2003. The Committed Convertible Note was never drawn upon by the Company.

ALIBRIS

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions From Allowance	Balance at end of Year
Year ended December 31, 2001:
Allowance for uncollectible accounts	$—	$413	$76	$337

Reserve for sales returns	$12	$498	$498	$12

Deferred tax valuation allowance	$15,806	$4,318	$—	$20,124

Allowance for inventory obsolescence	$557	$662	$180	$1,039

Year ended December 31, 2002:
Allowance for uncollectible accounts	$337	$291	$—	$628

Reserve for sales returns	$12	$660	$536	$136

Deferred tax valuation allowance	$20,124	$2,307	$—	$22,431

Allowance for inventory obsolescence	$1,039	$548	$716	$871

Year ended December 31, 2003:
Allowance for uncollectible accounts	$628	$236	$602	$262

Reserve for sales returns	$136	$2,040	$1,981	$195

Deferred tax valuation allowance	$22,431	$673	$—	$23,104

Allowance for inventory obsolescence	$871	$658	$592	$937

 Shares

Alibris, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

        Until                          (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ National Market filing fee.

Securities and Exchange Commission registration fee		$3,168
NASD filing fee		3,000
NASDAQ National Market filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Road show expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

        * To be added by amendment.

ITEM 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders,

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions,

  •
  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions, and

  •
  the rights conferred in the bylaws are not exclusive.

        In connection with our sale and issuance of Series F preferred stock in February 2004, we entered into an indemnification agreement with Amal M. Johnson, a director of ours, and Weiss Peck & Greer Venture Partners (an affiliate fund of Lightspeed Venture Partners, one of our principal stockholders, and the employer of Ms. Johnson). We also entered into a substantially similar indemnification agreement with Paul H. Klingenstein, a director of ours, and Aberdare Ventures (one of our principal stockholders, of which Mr. Klingenstein is general partner). These indemnification agreements provide for indemnification of these directors and their affiliate funds for certain expenses (including attorney's fees), costs, damages, judgments, penalties and settlements arising out of such party's service as a director, officer, employee or agent, control person or fiduciary of ours or of any other company or enterprise to which such party is serving at our request (all subject to certain exemptions set forth in such agreements). The indemnification provided pursuant to the terms of these agreements will not apply to events occurring 90 days after the date that Ms. Johnson or any other person designated by or affiliated with Lightspeed Venture Partners no longer serves as a member of our Board of Directors. Prior to the completion of this offering, we intend to enter into our standard form of indemnification agreement with each of our other current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers, or employees of the Registrant for which indemnification is sought. However, one former officer and director of the Registrant is involved in certain legal proceedings and, if this individual prevails, the Registrant may be subject to indemnification claims. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

        The Registrant intends to obtain directors' and officers' liability insurance and a rider to such coverage for securities matters prior to the closing of this offering.

        See also the undertakings set out in response to Item 17.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Registrant's Certificate of Incorporation	3.01
Registrant's Bylaws	3.03
Amended and Restated Investor Rights Agreement dated February 18, 2004	4.02
Form of Indemnity Agreement	10.01
Form of Indemnity Agreement with Alibris	10.02
Form of Indemnification Agreement by Registrant and Amal M. Johnson and Registrant and Paul H. Klingenstein	10.03

ITEM 15. Recent Sales of Unregistered Securities.

1.
Since January 1, 2001, we have granted stock options to purchase 569,251 shares of our common stock at exercise prices ranging from $0.66 to $18.00 per share to our employees, consultants, directors, and other service providers under our 2000 equity incentive plan. Since January 1, 2001, we have issued and sold an aggregate of 403,840 shares of our common stock to employees, consultants, directors, and other service providers at prices ranging from $0.66 to $18.00 per share under direct issuances or pursuant to exercises of options granted under our 2000 equity incentive plan. All shares purchased under our 2000 equity incentive plan are subject to our right to repurchase such shares at their original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

2.
In March 2001, we issued a warrant to purchase 27,855 shares of our common stock to barnesandnoble.com llc in connection with a commercial transaction for an aggregate exercise price of approximately $1,194,980.

3.
In July 2001 and September 2001, we issued and sold an aggregate of 775,543 shares of our Series E preferred stock to private investors for an aggregate purchase price of approximately $5,320,000 in cash. These shares of Series E preferred stock are convertible into 775,543 shares of common stock.

4.
In January 2001, we issued 68,406 shares of our common stock to certain stockholders of classicforum.com limited in exchange for their shares of that company.

5.
In February 2004, we issued and sold an aggregate of 611,746 shares of our Series F preferred stock to private investors for an aggregate purchase price of $4,800,000 in cash. These shares of Series F preferred stock are convertible into 611,746 shares of common stock.

        The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

ITEM 16. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith:

Number	Exhibit Title
1.01	Form of Underwriting Agreement.
3.01	Registrant's Amended and Restated Articles of Incorporation.
3.02*	Registrant's Amended and Restated Certificate of Incorporation (to be filed upon the closing of this offering).
3.03	Registrant's Amended and Restated Bylaws.
3.04*	Registrant's Amended and Restated Bylaws (to be adopted prior to the closing of this offering).
4.01*	Form of Specimen Certificate for Registrant's common stock.
4.02	Amended and Restated Investor Rights Agreement, dated February 18, 2004.
5.01*	Opinion of Fenwick & West LLP regarding legality of the securities being registered.

10.01*	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
10.02	Form of Indemnity Agreement between Alibris and each of its directors and executive officers (other than Ms. Johnson and Mr. Klingenstein).
10.03	Form of Indemnification Agreement between Registrant and Amal M. Johnson and Registrant and Paul H. Klingenstein.
10.04	1998 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.05	2000 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.06*	2004 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements.
10.07*	2004 Employee Stock Purchase Plan and form of subscription agreement.
10.08	Executive Employment Agreement dated April 1, 1998 between the Registrant and Martin J. Manley.
10.09	Form of Officer Severance Agreements.
10.10	Promissory Note between the Registrant and Martin J. Manley, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.11	Promissory Note between the Registrant and Brian P. Elliott, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.12	Secured Full Recourse Promissory Note between the Registrant and Steven G. Gillan, dated as of January 28, 2000, and Stock Pledge Agreement dated as of January 28, 2000.
10.13	Promissory Note between the Registrant and Mark Nason, dated as of June 29, 1999 and Secured Full Recourse Promissory Notes dated as of March 11, 2002 and Stock Pledge Agreements dated as of June 29, 1999 and March 11, 2002.
10.14	Promissory Note between the Registrant and Peggy DeLeon, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.15*	Standard Industrial/Commercial Multi-Tenant Lease—Net between the Registrant and Emeryville Business Centre dated as of November 1, 2002.
10.16	Service Agreement between Registrant and ODC Integrated Logistics.
10.17	Loan and Security Agreement, as amended between the Registrant and Silicon Valley Bank dated as of June 30, 2003, as amended July 18, 2003 and February 20, 2004.
10.18	Intellectual Property Security Agreement between the Registrant and Silicon Valley Bank dated as of June 30, 2003.
10.19	Agreements between the Registrant and Amazon.com and its related entities.
10.20	Amazon Web Services Agreement between the Registrant and Amazon.com, Inc.
10.21†*	Dealer Direct Program Agreement between the Registrant and Barnes & Noble Bookquest LLC dated as of March 5, 2003.
16.01	Letter regarding Change in Certifying Accountants.
21.01	Subsidiary of the Registrant.
23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	Consent of Rowbotham & Company LLP, independent accountants.
24.01	Power of Attorney (See page II-6).

*
To be filed by amendment.

†
Confidential treatment has been requested with regard to certain portions of this document. Such portions were filed separately with the Securities and Exchange Commission.

        Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on this 29th day of February, 2004.

ALIBRIS, INC.
By:	/s/ MARTIN J. MANLEY Martin J. Manley President, Chief Executive Officer, Secretary and Director

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Martin J. Manley and Steven G. Gillan, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:
/s/ MARTIN J. MANLEY Martin J. Manley	President, Chief Executive Officer, Secretary and Director	February 29, 2004
Principal Financial Officer and Principal Accounting Officer:
/s/ STEVEN G. GILLAN Steven G. Gillan	Chief Financial Officer	February 29, 2004

Additional Directors:
/s/ AMAL M. JOHNSON Amal M. Johnson	Director	February 29, 2004
/s/ MICHAEL A. KELLER Michael A. Keller	Director	February 29, 2004
/s/ PAUL H. KLINGENSTEIN Paul H. Klingenstein	Director and Chairman of the Board	February 29, 2004
/s/ ROBERT B. KAPLAN Robert B. Kaplan	Director	February 29, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.01	Form of Underwriting Agreement.
3.01	Registrant's Amended and Restated Articles of Incorporation.
3.03	Registrant's Amended and Restated Bylaws.
4.02	Amended and Restated Investor Rights Agreement, dated February 18, 2004.
10.02	Form of Indemnity Agreement between Alibris and each of its directors and executive officers (other than Ms. Johnson and Mr. Klingenstein).
10.03	Form of Indemnification Agreement between Registrant and Amal M. Johnson and Registrant and Paul H. Klingenstein.
10.04	1998 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10.05	2000 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.08	Executive Employment Agreement dated April 1, 1998 between the Registrant and Martin J. Manley.
10.09	Form of Officer Severance Agreements.
10.10	Promissory Note between the Registrant and Martin J. Manley, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.11	Promissory Note between the Registrant and Brian P. Elliott, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.12	Secured Full Recourse Promissory Note between the Registrant and Steven G. Gillan, dated as of January 28, 2000, and Stock Pledge Agreement dated as of January 28, 2000.
10.13
Promissory Note between the Registrant and Mark Nason, dated as of June 29, 1999 and Secured Full Recourse Promissory Notes dated as of March 11, 2002 and Stock Pledge Agreements dated as of June 29, 1999 and March 11, 2002.
10.14	Promissory Note between the Registrant and Peggy DeLeon, dated as of September 29, 1999 and Stock Pledge Agreement dated as of September 29, 1999.
10.16	Service Agreement between Registrant and ODC Integrated Logistics.
10.17	Loan and Security Agreement, as amended between the Registrant and Silicon Valley Bank dated as of June 30, 2003 as amended July 18, 2003 and February 20, 2004.
10.18	Intellectual Property Security Agreement between the Registrant and Silicon Valley Bank dated as of June 30, 2003.
10.19	Agreements between the Registrant and Amazon.com and its related entities.
10.20	Amazon Web Services Agreement between the Registrant and Amazon.com, Inc.
16.01	Letter regarding Change in Certifying Accountants.
21.01	Subsidiary of the Registrant.
23.02	Consent of Rowbotham & Company LLP, independent accountants.
24.01	Power of Attorney (See page II-6).

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Alibris, Inc.
Recent Developments
The Offering
Summary Financial Data
RISK FACTORS
Risks Related to Our Business and Industry
Risks Relating to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT Directors and Executive Officers
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
Initial Public Offering of Company X
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
ALIBRIS, INC. INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
Report of Independent Auditors
ALIBRIS, INC. Consolidated Balance Sheets (in thousands, except share and per share amounts)
ALIBRIS, INC. Consolidated Statements of Operations (in thousands, except per share amounts)
ALIBRIS, INC. Consolidated Statements of Stockholders' Equity (Deficit) (in thousands)
ALIBRIS Consolidated Statements of Cash Flows (in thousands)
ALIBRIS, INC. Consolidated Statements of Cash Flows (Continued) (in thousands)
ALIBRIS, INC. Notes to the Consolidated Financial Statements (in thousands, except share and per share amounts)
ALIBRIS Schedule II—Valuation and Qualifying Accounts
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX